FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Section 1 - Media Release
Section 2 - Financial Summary		1
Reporting Format		2
Divisional Performance Summary		4
Group Performance Summary		5
Summary of Financial Position		6
Group Key Performance Measures		7
Section 3 - Group Performance Overview		8
Overview		9
Group Performance		9
Results excluding Irish Banks		10
Section 4 - Group Profitability and Capital		11
Profitability		12
Net Operating Income Before Tax		12
Net Interest Income		12
Net Life Insurance Income		14
Investment Earnings on Shareholders’ Retained Profits & Capital of Life Businesses		14
Other Operating Income		15
Operating Expenses		16
Asset Quality		17
Taxation		19
Significant Items		20
Balance Sheet & Capital		22
Section 5 - Divisional Performance Analysis		25
Total Australia		26
Australian Banking		28
Wealth Management Australia		31
Total UK		40
Total New Zealand		47
Institutional Markets & Services		50
Other (incl. Group Funding & Corporate Centre)		55
Section 6 - Detailed Financial Information		57
1a.	Performance Summary by Division	58
1b.	Performance Summary for Total Banking	62
1c.	Performance Summary for Total Banking excluding Irish Banks	63
2.	Irish Banks	64
3.	Net Interest Income	67
4.	Net Interest Margins & Spreads	68
5.	Average Balance Sheet & Related Interest	70
6.	Gross Loans & Advances	75
7.	Deposits & Other Borrowings	78
8.	Net Life Insurance Income	80
9.	Revenue	81
10.	Expenses	83
11.	Full Time Equivalent Employees	85
12.	Doubtful Debts	86
13.	Asset Quality	87
14.	Income Tax Reconciliation	89
15.	Significant Items	91
16.	Exchange Rates	92
17.	Capital Adequacy	94
18.	Reconciliation of Number of Shares	97
19.	Cash Earnings per Share	98
20.	Geographic Performance Summary	99
21.	Risk Management	100
22.	Transition to Australian Equivalents of International Financial Reporting Standards	102
Non-GAAP financial measures		111
Alphabetical Index		113

Financial Highlights

Cash Earnings

Cash earnings before significant items decreased by 4.4% to $3.31 billion compared with the 2004 full year.  However, cash earnings for the September 2005 half year, at $1.69 billion, were 4.6% higher than March 2005 half cash earnings.

Net Profit

Net profit before significant items increased by 11.1% for the full year to $4.37 billion, primarily due to a wealth management revaluation profit of $345 million.

Net profit after significant items, which included the profit on the sale of the Irish banks ($1.04 billion), the offsetting restructuring provision ($606 million) and TrUEPrS tax settlement cost ($97 million), increased by 30.1% to $4.13 billion.

Dividend

Final dividend has been maintained at 83 cents and will be 80% franked. Total dividend for the year is 166 cents and is also 80% franked.

Diluted cash earnings per share (Before significant items)

210.1 cents compared with 226 cents in the 2004 full year.

Cost to Income Ratio (Banking)

57.7% compared with 53.9 in the 2004 full year.

Net Interest Margin

2.20% compared with 2.35% in the 2004 full year.

Total Capital Ratio

10.45% compared with 10.58% at September 2004.

Return On Average Equity (Before significant items)

15.0% compared with 15.8% for the 2004 full year.

Return On Average Assets (Before significant items)

0.83%, unchanged compared with the 2004 full year.

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Wednesday, 9 November 2005

National Australia Bank recovery on track

National Australia Bank Managing Director and Group Chief Executive, John Stewart said the September 2005 full year results showed cash earnings continued to improve in the September half.

“The full year results show the turnaround is on track but we still have much work to do.”

“Cash earnings for the full year fell 4.4% to $3.31 billion compared with $3.46 billion in the 2004 full year as we stabilised the business. However, second half cash earnings rose by 4.6% compared with the March 2005 half year as we started to regain momentum,” he said.

The final dividend is unchanged at 83 cents and is 80% franked, making a full year dividend of 166 cents also 80% franked.

Income Growth

Total operating income increased by 6.3% to $13.86 billion.

“We are half way through a three-year turnaround and income growth is another indication we are delivering on the promises we made to rebuild the National’s businesses,” Mr Stewart said.

“The National’s earnings growth is acceptable for where we are in the turnaround. I am pleased we have won market share at acceptable margins while maintaining asset quality.”

Lending, Margins and Asset Quality

Total lending increased by 8.6% to $292 billion.

Asset quality remained stable with the ratio of non-accrual loans to total loans improving from 0.46% at September 2004 to 0.35% at September 2005.

Group net interest margin was 2.20% compared with 2.35% in 2004.

In Australia margin decline was in line with industry trends, falling from 2.65% to 2.51%.

Margin decline in the United Kingdom, excluding the Irish banks, was more pronounced, down from 4.16% to 3.84% due to the move to more competitive lending and deposit products.

Cost growth

Operating expenses for the year rose by 7.2% from $6.81 billion to $7.30 billion.

“Cost growth reflects a combination of compliance programs, rectifying customer issues and investment in brand recognition.”

“As we move through the turnaround and complete compliance projects, cost growth is expected to be limited to the level of inflation,” he said.

Net Profit and Significant Items

After significant items and a revaluation profit of $345 million for the wealth management operations net profit increased by 30.1% to $4.13 billion compared with $3.18 billion previously.

Significant items after tax for the 2005 full year net profit included:

•              A profit of $1.04 billion on the sale of the Northern Bank and National Irish Bank in Ireland;

•              An offsetting restructuring charge of $606 million; and

•              Provision for settlement of the TrUEPrS tax dispute for $97 million.

Regional Business Commentary

“Each of our regional businesses is at a different stage in its development. The management teams in each region are developing strategies and action plans to leverage our franchises in each region.”

Australia

“The Australian business is well advanced in being stabilised and is rebuilding momentum.

A single business was created around customers, with lines of business assuming end-to-end accountability for products and services and with streamlined support functions.

“Market share gains have been made in the important housing and business lending sectors and a range of new products and services have been launched. Process and credit setting improvements have removed some of the impediments our bankers once faced when trying to fulfil customer needs.

“Market share gains in Australian banking were achieved in the second half while the net interest margin fell only slightly. This volume increase coupled with careful margin management has driven healthy half year banking income growth of 6.1%. Asset quality remained strong across the entire portfolio,” Mr Stewart said.

Cash earnings for Australian banking in the second half, excluding a number of one-off non-lending losses, improved by 3.8% compared to the first half.

For the full year, Australian banking and wealth management cash earnings were down 1.6% to $2.28 billion reflecting the after tax costs of non-lending losses due to over charging of annual fees on some financial packages ($63 million), over-collection of Bank Account Debits tax ($10 million) and over-charging of interest on fixed rate interest-only loans ($18 million).

The impact of the non-lending losses was offset by a 29.4% increase in cash earnings from wealth management due to solid growth in the investment business, improvement in the claims experience and strong investment earnings on retained profits and capital.

“A significant achievement was the large increase in cross selling of MLC investment products by the bank financial planners which was up by more than 25% compared with 2004.

“Careful management of costs we can control directly played an important role in the wealth management result. Staffing levels fell by 10% and the cost to premium income ratio fell from 18% to 15% in 2005.

“For the whole Australian business, increased costs associated with restructuring, investment, compliance programs and rectifying customer issues will be a focus of the new management team,” Mr Stewart said.

A provision of $409 million was taken during the year to cover the restructuring of the Australian banking and wealth management operations. This will produce $226 million of annual savings by 2007. Redundancies are expected to be approximately 2250 by September 2007, an increase of about 250 on previously announced redundancies.

United Kingdom

In local (UK) currency terms, the United Kingdom banking and wealth management operations announced cash earnings before tax of £297 million on a like for like basis.  This was stable on the previous year.

The impact of currency movements and loss of the contribution of the Irish Banks following their sale part way through the year meant that cash earnings declined by 13.9% to $526 million, when measured on an unadjusted basis.

“The UK has stabilised profits while conducting a major restructure to make the business more competitive, managing down margins towards market levels and investing in a major expansion program for future growth,” Mr Stewart said.

“To have delivered this result in a period of such enormous change is encouraging.  This business is now seeing strong results from key areas of investment and we believe has generated the momentum needed to see sustained growth.

Gross loans and acceptances in local (UK) currency as at September 2005 were up 22.9% on September 2004 while third party distribution of mortgages has exceeded expectations with $2.3 billion gained in new mortgages through this sales channel alone.

“The year has seen the UK management team implement the hard decisions that were needed to be efficient and competitive and to develop an offering that gives us an advantage against our competitors,” he said.

“We have continued the expansion of our integrated financial services business in the south of England, building a unique business that is already showing results, and are reconfiguring and revitalising our retail branch network across the UK.

“We have made great progress in re-engineering processes, simplifying management structures and improving the efficiency of business operations.  We have released a variety of new products in personal and business banking and invested in our brands, technology and compliance.

“There is still a great deal to do to complete the turnaround and, while we won’t be declaring victory until we see sustained improvements in income, we have the foundations for future growth and our business is turning the corner.”

New Zealand

Cash earnings rose by 7.8% for the year to September. The improvement in cash earnings followed improvement in market share in housing, agribusiness and retail deposits.

“The New Zealand result is particularly pleasing. We have consolidated on our successes of the last three years and have delivered a quality result, driven from strong performances in a number of key areas,” Mr Stewart said.

“The Bank of New Zealand is improving market share, business volumes and operating income despite a competitive market. Attention to improving customer service and products is paying off.

“The ‘Unbeatable’ fixed rate housing lending campaign was central to rising brand awareness and increasing market share,” he said.

Initiatives to continue to improve customer service resulted in Bank of New Zealand receiving an industry award for its call centre service for two years in a row.

Institutional Markets & Services

Institutional Markets & Services’ cash earnings increased by 9.9% to $613 million compared with the previous year.  During 2005 considerable effort was directed at continuing the remedial action program and improving the governance framework following the foreign currency option incident in 2004.

“The Institutional Markets & Services result demonstrates that management attention has focussed on building sustainable income streams and improved return on equity,” Mr Stewart said.

“During the year the IMS Asia presence has been consolidated in Hong Kong, there has been a reduction in low-yielding risk weighted assets and a focus on leveraging the National franchise to cross-sell.

“The impacts of restructuring and rebasing the business will continue to affect business performance.”

Outlook

The National has moved well down the path to stabilising its businesses and earnings momentum is evident on the back of improving business volumes and market shares in selected market segments.

“However, in our core markets, the domestic economic environment is expected to be more subdued for the next 12 months and competition is expected to increase in all areas of business,” Mr Stewart said.

“Global economic growth is forecast to be above 4% but this is driven by the United States, China and India with other economies recording below potential growth.

“In our core economies slower domestic demand will act to slow credit growth moderately.  Therefore in Australia and New Zealand both housing and business lending is expected to slow.

“In the United Kingdom consumer spending has already significantly slowed and the labour market is softening with modest increases in unemployment. This will increase the challenge of growing our business in each region.

“In these circumstances, our focus will be on rebuilding the businesses to ensure sustainable earnings growth over the longer term,” Mr Stewart said.

For further information:

Brandon Phillips	Samantha Evans
Group Manager, External Relations	External Relations Manager
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Hany Messieh
Group Manager, Investor Relations
03 8641 2312 work
0414 446 876 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

Disclaimer

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SECTION 2

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

FINANCIAL SUMMARY

REPORTING FORMAT

Reporting Structure

During 2005 the Group re-structured its business operating model to management along regional lines. To assist with the interpretation of the Group’s results, earnings are reported under the following structure, reflecting the new business operating model and have been revised from the reporting structure used in the prior year:

•      Total Australia – comprises Australian Banking and Wealth Management Australia;

•      Total UK – comprises UK Banking and Wealth Management UK;

•      Total NZ – comprises New Zealand Banking and Wealth Management New Zealand; and

•      Institutional Markets & Services (globally).

To further assist with the interpretation of the Group’s results, information is also presented on the following basis, which isolates the Wealth Management components of the business from the Banking operations. This is consistent with the prior year:

•      Total Banking comprises:

•      Australian Banking;

•      UK Banking;

•      NZ Banking;

•      Institutional Markets & Services (globally); and

•      Other (Group Funding and Corporate Centre).

•      Wealth Management comprises:

•      Wealth Management Australia (including Asia);

•      Wealth Management UK; and

•      Wealth Management New Zealand.

Prior Period Comparatives

During the year the Group introduced a common chart of general ledger accounts across its business operations and subsidiaries globally. In preparation for the introduction of this global chart of accounts, an extensive and detailed Group-wide review of general ledger account classifications was undertaken. As a result changes have been made to the classification between certain categories in the Group balance sheet to more appropriately reflect the nature of specific products, as follows:

•      transfer of certain exposures from ‘On-Demand & Short-Term Deposits’ to ‘Due to Other Financial Institutions’ and ‘Securities Sold Under Agreements to Repurchase’ totalling $3,357 million at 30 September 2004;

•      transfer of certain exposures from ‘Due to Other Financial Institutions’ to ‘On-Demand & Short-Term Deposits’ totalling $939 million at 30 September 2004;

•      transfer of certain loans from ‘Overdrafts’ to ‘Term Lending’ totalling $5,346 million at 30 September 2004; and

•      transfer of certain loans from ‘Overdrafts’ to ‘Market Rate Advances’ totalling $450 million at 30 September 2004.

Comparatives have also been adjusted following the finalisation of the sale of the Irish banks to correctly record the inter-company balances between the United Kingdom and Irish banks. These adjustments affect net interest margins and net interest spreads reported for the United Kingdom. The adjustments have no effect on previously reported Group profit or margins.

The nature of these reclassifications and corrections has been fully disclosed in the release to ASX dated 20 April 2005 and 24 October 2005 respectively. Please refer to the National’s website at www.nabgroup.com for a copy of these announcements.

Cash Earnings

Dividends paid by the Group are based on after-tax cash earnings (excluding significant items). Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio. Refer to the Non-GAAP financial measures section on page 111 for an explanation and page 4 for a reconciliation of cash earnings to net profit.

Diluted Cash Earnings per Share

Management use growth in diluted cash earnings per share (EPS) as a key indicator of performance as this takes full account of the impact of the exchangeable capital units (ExCaps) and provides a consistent basis for period on period comparison moving forward.

Under the terms of the ExCaps the National has the option to require the exchange of all, but not part, of the ExCaps at any time for 7 7/8% convertible non-cumulative preference shares of the National. Holders of the ExCaps or the convertible non-cumulative preference shares have the option to exchange their holding for ordinary shares of the National (or at the National’s option, cash) at a specified date and the National also has the right to redeem, all or part of the convertible non-cumulative preference shares, under a special offer at any time after 19 March, 2007, with the prior consent of APRA.

A reconciliation of the calculation of diluted cash earnings per share appears in note 19.

DIVISIONAL PERFORMANCE SUMMARY (1)

		Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Note	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
		$m	$m	%	$m	$m	%
Cash earnings (2)
Australian Banking	1a	910	951	(4.3)	1,861	1,993	(6.6)
Wealth Management Australia (3) (4)	1a	220	194	13.4	414	320	29.4
Total Australia		1,130	1,145	(1.3)	2,275	2,313	(1.6)
UK Banking	1a	215	266	(19.2)	481	594	(19.0)
Wealth Management UK	1a	14	31	(54.8)	45	17	large
Total UK		229	297	(22.9)	526	611	(13.9)
New Zealand Banking	1a	160	159	0.6	319	296	7.8
Wealth Management New Zealand	1a	8	4	large	12	11	9.1
Total New Zealand		168	163	3.1	331	307	7.8
Institutional Markets & Services (4)	1a	305	308	(1.0)	613	558	9.9
Other (incl. Group Funding & Corporate Centre)	1a	(31)	(200)	84.5	(231)	(141)	(63.8)
Cash earnings before significant items and distributions		1,801	1,713	5.1	3,514	3,648	(3.7)
Distributions		(109)	(95)	(14.7)	(204)	(187)	(9.1)
Cash earnings before significant items		1,692	1,618	4.6	3,310	3,461	(4.4)
Weighted av no. of ordinary shares (million)	19	1,563	1,555	(0.5)	1,559	1,515	(2.9)
Cash earnings per share before significant items (cents)	19	108.3	104.0	4.1	212.3	228.5	(7.1)

Diluted cash earnings per share before significant items (cents)		107.1	103.0	4.0	210.1	226.0	(7.0)
Reconciliation to net profit
Cash earnings before significant items		1,692	1,618	4.6	3,310	3,461	(4.4)
Adjusted for:
Significant items after tax	15	(450)	821	large	371	(384)	large
Cash earnings after significant items		1,242	2,439	(49.1)	3,681	3,077	19.6
Adjusted for:
Net profit attributable to outside equity interest		456	154	large	610	374	(63.1)
Distributions		109	95	(14.7)	204	187	(9.1)
Wealth Management revaluation profit after tax		294	51	large	345	16	large
Goodwill amortisation		(48)	(50)	4.0	(98)	(103)	4.9
Net profit		2,053	2,689	(23.7)	4,742	3,551	33.5
Net profit attributable to outside equity interest		(456)	(154)	large	(610)	(374)	(63.1)
Net profit attributable to members of the Company		1,597	2,535	(37.0)	4,132	3,177	30.1
Distributions		(109)	(95)	(14.7)	(204)	(187)	(9.1)
Earnings attributable to ordinary shareholders		1,488	2,440	(39.0)	3,928	2,990	31.4

(1)  Northern Bank and National Irish Bank were disposed on 28 February 2005.

(2)  Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ on page 111 for a complete discussion of cash earnings.

(3)  Wealth Management Australia division includes Asian operations.

(4)  Cash earnings after outside equity interest.

GROUP PERFORMANCE SUMMARY (1)

		Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Note	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
		$m	$m	%	$m	$m	%
Banking (2)
Net interest income	3	3,527	3,549	(0.6)	7,076	7,184	(1.5)
Other operating income (2) (3)	9	2,175	2,029	7.2	4,204	4,024	4.5
Banking net operating income (2)		5,702	5,578	2.2	11,280	11,208	0.6
Wealth Management
Net interest income	3	2	4	(50.0)	6	7	(14.3)
Net life insurance income ex IORE (4)	8	1,031	495	large	1,526	919	66.1
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	8	83	63	31.7	146	93	57.0
Other operating income (3)	9	437	461	(5.2)	898	807	11.3
Total operating income		7,255	6,601	9.9	13,856	13,034	6.3
Banking operating expenses (2)	10	(3,287)	(3,165)	(3.9)	(6,452)	(5,978)	(7.9)
Wealth Management operating expenses (5)	10	(441)	(411)	(7.3)	(852)	(834)	(2.2)
Charge to provide for doubtful debts	12	(253)	(281)	10.0	(534)	(559)	4.5
Net operating income before tax		3,274	2,744	19.3	6,018	5,663	6.3
Banking income tax expense (2)	14	(603)	(648)	6.9	(1,251)	(1,362)	8.1
Wealth Management income tax expense	14	(414)	(229)	(80.8)	(643)	(279)	large
Cash earnings before significant items, distributions including outside equity interest		2,257	1,867	20.9	4,124	4,022	2.5
Wealth Management revaluation profit after tax	1a	294	51	large	345	16	large
Goodwill amortisation		(48)	(50)	4.0	(98)	(103)	4.9
Net profit before significant items		2,503	1,868	34.0	4,371	3,935	11.1
Significant items after tax	15	(450)	821	large	371	(384)	large
Net profit		2,053	2,689	(23.7)	4,742	3,551	33.5
Net profit attributable to outside equity interest
Wealth Management		(456)	(154)	large	(610)	(365)	(67.1)
Institutional Markets & Services		—	—	—	—	(9)	large
Net profit attributable to members of the Company		1,597	2,535	(37.0)	4,132	3,177	30.1
Distributions		(109)	(95)	(14.7)	(204)	(187)	(9.1)
Earnings attributable to ordinary shareholders		1,488	2,440	(39.0)	3,928	2,990	31.4

(1)  Northern Bank and National Irish Bank were disposed on 28 February 2005.

(2)  Banking refers to Total Banking adjusted for eliminations. Refer to note 1a for further details.

(3)  Other operating income excludes net interest income, net life insurance income ex IORE, investment earnings on shareholders’ retained profits and capital from life businesses (IORE) and revaluation profit/(loss).

(4)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses (IORE)).

(5)  Operating expenses excludes life insurance expenses incorporated within net life insurance income.

Refer to Note 1a Performance Summary by Division for a reconciliation of the Divisional results to the Group

Performance Summary set out above. Note 1a also provides a reconciliation of Total Banking and Total Wealth

Management results as set out above.

SUMMARY OF FINANCIAL POSITION (1)

		As at			Change on
	Note	30 Sep 05	31 Mar 05	30 Sep 04	31 Mar 05	30 Sep 04
		$m	$m	$m	%	%
Assets
Cash and liquid assets		8,430	6,929	8,080	21.7	4.3
Due from other financial institutions		15,477	18,520	23,494	(16.4)	(34.1)
Due from customers on acceptances		27,627	21,567	16,344	28.1	69.0
Trading securities		15,957	19,771	24,248	(19.3)	(34.2)
Trading derivatives		13,959	17,122	17,939	(18.5)	(22.2)
Available for sale securities		3,857	3,474	4,610	11.0	(16.3)
Investment securities		7,466	8,666	11,513	(13.8)	(35.2)
Investments relating to life insurance business		50,500	43,917	41,013	15.0	23.1
Loans and advances		260,053	246,756	247,836	5.4	4.9
Shares in entities and other securities		75	146	158	(48.6)	(52.5)
Regulatory deposits		118	121	177	(2.5)	(33.3)
Property, plant and equipment		1,974	2,019	2,257	(2.2)	(12.5)
Income tax assets		1,530	1,460	1,367	4.8	11.9
Goodwill		522	571	632	(8.6)	(17.4)
Other assets		12,043	11,623	11,641	3.6	3.5
Total assets		419,588	402,662	411,309	4.2	2.0
Liabilities
Due to other financial institutions		36,322	35,020	43,768	3.7	(17.0)
Liability on acceptances		27,627	21,567	16,344	28.1	69.0
Trading derivatives		12,407	14,911	16,150	(16.8)	(23.2)
Deposits and other borrowings	7	209,079	205,866	219,028	1.6	(4.5)
Life insurance policy liabilities		42,123	38,494	36,134	9.4	16.6
Income tax liabilities		1,381	1,243	1,178	11.1	17.2
Provisions		1,823	1,494	1,129	22.0	61.5
Bonds, notes and subordinated debt		39,238	36,536	32,573	7.4	20.5
Other debt issues		1,559	1,586	1,612	(1.7)	(3.3)
Other liabilities		13,749	13,944	13,627	(1.4)	0.9
Total liabilities		385,308	370,661	381,543	4.0	1.0
Net assets		34,280	32,001	29,766	7.1	15.2
Equity
Ordinary shares		7,552	7,388	7,271	2.2	3.9
National Income Securities		1,945	1,945	1,945	—	—
Trust Preferred Securities		975	975	975	—	—
Trust Preferred Securities II		1,014	1,014	—	—	large
Contributed equity	17	11,486	11,322	10,191	1.4	12.7
Reserves	17	667	802	1,194	(16.8)	(44.1)
Retained profits	17	15,903	15,770	14,515	0.8	9.6
Total equity (parent entity interest)		28,056	27,894	25,900	0.6	8.3
Outside equity interest in controlled entities Wealth Management	17	6,224	4,107	3,866	51.5	61.0
Total equity		34,280	32,001	29,766	7.1	15.2

(1)  Northern Bank and National Irish Bank were disposed on 28 February 2005.

GROUP KEY PERFORMANCE MEASURES (1)

		Half Year to		Year to
	Note	Sep 05	Mar 05	Sep 05	Sep 04
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items	19	108.3	104.0	212.3	228.5
Diluted cash earnings per share before significant items	19	107.1	103.0	210.1	226.0
Basic cash earnings per ordinary share after significant items		79.5	156.8	236.1	203.1
Basic earnings per ordinary share after significant items (2)		95.2	156.9	251.9	197.3
Weighted average ordinary shares (no. million)	19	1,563	1,555	1,559	1,515
Weighted average diluted shares (no. million)	19	1,629	1,622	1,626	1,582
Dividends per share (cents)		83	83	166	166
Performance (3)
Return on average equity before significant items		16.2%	14.0%	15.0%	15.8%
Cash earnings on average equity before significant items		14.0%	14.0%	14.0%	16.2%
Return on average assets before significant items		0.91%	0.76%	0.83%	0.83%
Net interest income
Net interest spread	4	1.69%	1.74%	1.71%	1.94%
Net interest margin	4	2.20%	2.19%	2.20%	2.35%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		86	76	81	80
Banking cost to income ratio (4)	1b	58.1%	57.4%	57.7%	53.9%

		As at
		30 Sep 05	31 Mar 05	30 Sep 04
Capital
Tier 1 ratio	17	7.86%	8.30%	7.34%
Tier 2 ratio	17	3.60%	4.12%	4.26%
Deductions	17	(1.01)%	(1.05)%	(1.02)%
Total capital ratio	17	10.45%	11.37%	10.58%
Adjusted common equity ratio	17	5.49%	5.84%	5.30%
Assets ($bn)
Gross loans and acceptances		292	273	269
Risk-weighted assets	17	290	279	287
Asset quality
Gross non-accrual loans to gross loans and acceptances	13	0.35%	0.41%	0.46%
Net impaired assets to total equity (parent entity interest)	13	2.5%	2.7%	3.5%
General provision to risk-weighted assets	13	0.71%	0.73%	0.74%
Specific provision to gross impaired assets	13	34.9%	34.9%	32.3%
General and specific provisions to gross impaired assets	13	235.8%	216.8%	198.1%
Other information
Funds under management and administration		91	85	81
Assets under custody and administration		410	372	432
Full-time equivalent employees (no.)	11	38,933	39,961	43,517

(1)  Northern Bank and National Irish Bank were disposed on 28 February 2005.

(2)  Basic earnings are defined as “Earnings attributable to ordinary shareholders”.

(3)  “Return” calculations use “Earnings attributable to ordinary shareholders”.

(4)  Total Banking cost to income ratio is before eliminations (refer note 1b). Costs include total expenses excluding significant items, goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue excluding significant items and net of interest expense. Refer to ‘Non-GAAP financial measures’ for a complete discussion of the cost to income ratio on page 112.

SECTION 3

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

GROUP PERFORMANCE OVERVIEW

Management Discussion & Analysis – Overview

OVERVIEW

Group performance

Year to 30 September 2005

Activity in the September 2005 year has focused on making the operational changes required to stabilise the Group’s performance. This process is well advanced with focus now moving towards rebuilding the competitive position of each business and restoring the Group’s profitability.

Cash earnings before significant items of $3,310 million are 4.4% lower than the September 2004 year result of $3,461 million. At constant exchange rates the year-on-year comparison is 4.3%.

The Group’s performance was impacted by a range of factors:

•      sale of the Irish banks (refer page 10 for full details of the impact on earnings);

•      one-off costs notably the South Korea litigation, the Northern Bank robbery and reimbursements to customers of overcharged fees and taxes;

•      a deliberate change in strategy for the Institutional Markets and Services (IMS) business which has resulted in a reduction in low yielding assets unfavourably impacting cash earnings but improving return on assets and return on equity; and

•      continued pressure on costs, particularly due to one-off costs and regulatory and compliance projects including Basel, Sarbanes-Oxley and IFRS. Significant restructuring and investment plans have been developed across all of the Group’s business units to address the cost pressures identified.

Business volumes and revenue are showing encouraging early signs of gathering momentum across all regions, albeit offset to a limited extent by margin compression in the first half of the year. In addition a strong result for Wealth Management in Australia reflects favourable investment markets.

Despite increased volumes, asset quality remains sound with reductions in the overall level of impaired assets and past due loans.

Further details are discussed below.

Excluding the contribution to the result from the Irish banks for September 2005 and 2004 and one-off costs, cash earnings before significant items on an ongoing basis increased by 3.7% year on year.

Cash earnings after significant items increased from $3,077 million in the September 2004 year, to $3,681 million in the September 2005 year. The prior year included an after-tax significant items loss of $384 million, compared to an after-tax significant items profit of $371 million in the September 2005 year. The September 2005 year significant items consisted of:

•      net profit on the sale of Northern and National Irish Banks, after all disposal costs including taxation, of $1,043 million;

•      restructuring costs of $606 million (after-tax);

•      provision for settlement of a taxation dispute with the Australian Taxation Office (ATO) in respect of the TrUEPrSSM capital raising transaction of $97 million (refer page 20 for further details);

•      reversal of provision in relation to foreign currency options trading loss of $24 million (after-tax); and

•      reversal of 2002 restructuring provisions of $7 million (after-tax).

After including significant items, net profit attributable to members of the Company increased from $3,177 million in the September 2004 year to $4,132 million in the September 2005 year. This included a $345 million Wealth Management revaluation profit after tax compared with a profit of $16 million in the prior year, primarily reflecting improved investment returns.

The final dividend of 83 cents per share has been declared and this will be 80% franked. This results in a full year dividend of 166 cents per share, 80% franked.

Half year to 30 September 2005

The Group’s underlying performance showed good signs of gathering momentum during the second half of the year across all businesses, other than IMS. Volumes have continued to increase in all regions at the same time as maintaining the overall Group net interest margin (2.20% at September 2005 as compared to 2.19% at March 2005). Cash earnings before significant items of $1,692 million increased 4.6% on the March 2005 half year result of $1,618 million. At constant exchange rates the half-on-half comparison is 5.1%.

Cash earnings after significant items of $1,242 million for the September 2005 half were 49.1% lower than the March 2005 half year. The September 2005 half included unfavourable significant items of $450 million

(primarily related to restructuring costs), compared with a favourable March 2005 half of $821 million, due to the sale of the Irish banks.

Results excluding Irish Banks

On 28 February 2005 the sale of Northern Bank and National Irish Bank (the ‘Irish Banks’) to Danske Bank A/S was completed on terms consistent with the original sale announcement on 14 December 2004. This generated a net profit on sale after all disposal costs including taxation of $1,043 million. Adjustments have been made to set out what the September 2005 year results would have been had the Irish Banks been sold on 30 September 2004 as follows:

•      exclusion of net profit on sale;

•      exclusion of the Irish Banks’ reported profits for the five months up to the sale date of 28 February 2005;

•      inclusion of certain fixed UK head office expenses that can no longer be recharged to the Irish Banks and income recharges to be received by the UK for transitional services provided to the Irish Banks; and

•      inclusion of the funding benefit from the sale proceeds of $2,493 million calculated at an average rate of 5% per annum.

Refer to Significant Items on page 20 for further details.

The following table sets out a proforma Group cash earnings result excluding the Irish Banks for the September 2005 year.

		Adjust for
	Group reported results (12 mths)	Net profit on sale of Irish Banks	Irish Banks profit (5 mths)	Income & expense charges (5 mths)	Funding benefit (5 mths)	Ongoing results (12 mths)
	$m	$m	$m	$m	$m	$m
Net interest income	7,082	—	(197)	—	52	6,937
Net life insurance income	1,526	—	—	—	—	1,526
Investment earnings on shareholders’ retained profits & capital from life bus.	146	—	—	—	—	146
Other operating income	5,102	—	(82)	23	—	5,043
Net operating income	13,856	—	(279)	23	52	13,652
Operating expenses	(7,304)	—	203	(51)	—	(7,152)
Charge to provide for doubtful debts	(534)	—	6	—	—	(528)
Cash earnings before tax	6,018	—	(70)	(28)	52	5,972
Income tax expense:
Net life insurance income & IORE	(640)	—	—	—		(640)
Other	(1,254)	—	22	8	(16)	(1,240)
Cash earnings before significant items, outside equity interest & distributions	4,124	—	(48)	(20)	36	4,092
Significant items after tax	371	(1,043)	—	—	—	(672)
Net profit – outside equity interest	(610)	—	—	—	—	(610)
Distributions	(204)	—	—	—	—	(204)
Cash earnings after significant items	3,681	(1,043)	(48)	(20)	36	2,606

SECTION 4

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

GROUP PROFITABILITY AND CAPITAL

Management Discussion & Analysis – Profitability

PROFITABILITY

Net Operating Income Before Tax

Group net operating income before tax increased 6.3% from the September 2004 year, and 19.3% from the March 2005 half.

Net Interest Income

Banking net interest income decreased 1.5% from the September 2004 year and 0.6% from the March 2005 half. The result reflects declining margins in all regions and the impact of the sale of the Irish Banks on 28 February 2005, partly offset by underlying volume growth.

Volumes by Division

			Fav/ (Unfav)			Fav/ (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$bn	$bn	Ex FX %(2)	$bn	$bn	Ex FX %(2)
Average interest-earning assets (1)
Australian Banking	159.9	150.1	6.5	155.0	139.2	11.4
UK Banking	43.9	54.5	(17.1)	49.2	54.3	(7.4)
New Zealand Banking	33.2	31.1	7.1	32.1	27.5	12.7
Institutional Markets & Services	128.2	139.8	(7.0)	133.8	129.9	3.9
Other (3)	(45.3)	(50.6)	8.9	(47.7)	(44.4)	(7.5)
Group average interest-earning assets	319.9	324.9	(0.8)	322.4	306.5	5.6

(1)  Interest-earning assets include intercompany balances.

(2)  Change expressed at constant foreign exchange rates.

(3)  Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $15.9 billion, or 5.6% on the September 2004 year. This was driven primarily by a $15.6 billion increase in loans and advances. Adjusting for the Irish Banks, average interest earning assets increased $23.7 billion, or 8.5% on the September 2005 year.

On a divisional basis, the $15.6 billion increase in loans and advances on the September 2004 year is primarily driven by the Australian Banking business, and, on a product basis, reflects growth in the Group’s housing book and improved business lending. Key factors contributing to this outcome were:

•      reflecting stabilisation of housing market share, Australian Banking experienced growth of $11.3 billion (12.6%) in housing lending on the September 2004 year. Non-housing lending grew $4.4 billion (10.4%) primarily fixed-rate interest-only term lending and leasing, which increased 18.1% and 11.0% respectively;

•      of the growth in New Zealand Banking’s average interest-earning assets, $2.9 billion is due to growth in residential mortgages (up 22.9%, or 18.6% at constant exchange rates to $15.4 billion), reflecting market share improvements from 15.9% to 16.2%. Non-housing lending grew 15.3%, or 11.2% at constant exchange rates;

•      Excluding the Irish Banks and at constant exchange rates, average underlying housing loan balances in UK Banking increased 20.0%, reflecting new products and branding strategies, and the move into the third party distribution channel. Average underlying non-housing loan balances in the UK grew 10.2% at constant exchange rates, with growth primarily in variable-rate term lending; and

•      Institutional Markets & Services average loans and advances increased 1.4%, or 2.5% at constant exchange rates on the September 2004 year.

Average marketable debt securities grew $0.4 billion, or 1.0%, on the September 2004 year. Higher balances of Markets’ division assets reflecting business growth in the December 2004 quarter were reduced during the remainder of the 2005 year, following the Group’s strategic decision to release capital invested in low yielding assets.

Refer to Note 5 for further details.

Net Interest Margin

Group net interest margin declined 15 basis points during the year from 2.35% to 2.20%, (compared to the March 2005 half, the net interest margin has increased 1 basis point from 2.19%). Drivers of the decline varied across the Group’s businesses.

In analysing the divisional results, it should be noted that as part of the annual process for aligning the operating divisions’ economic capital usage with the Group’s target capital position, capital allocations to the Group’s banking divisions were reviewed with effect from 1 October 2004. This impacted the capital allocated to each division and also included an attribution of the interest cost of other forms of capital such as subordinated debt and hybrid equity instruments on a usage basis. The divisional impact on net interest income for the September 2005 year, which is neutral at the Group level, is summarised below:

Increase/(Decrease)	$m
Australian Banking	76
UK Banking	16
New Zealand Banking	(36)
Institutional Markets & Services	20
Group Funding	(76)
Group	—

Including these effects, divisional net interest margin movements on the September 2004 year are summarised as follows:

•      Australian Banking’s margin declined 14 basis points (19 basis points excluding the capital reallocation). This reflects ongoing competitive pressure on margins, the continuing shift in the balance sheet to lower-margin lending (primarily home loans and fixed rate term lending), lower-margin deposits (primarily term deposits), and an increase in wholesale funding;

•      UK Banking’s margin declined 24 basis points (37 basis points excluding the capital reallocation (4bps) and the benefit of the proceeds from the sale of the Irish Banks (9bps)). In relation to UK Ongoing Operations, the underlying net interest margin declined 32 basis points. This reflects a continuing move to lower-margin lending (mainly housing and variable-rate term loans) as these products have been re-priced as part of the volume growth expansion strategy, reduced lending margins (primarily for fixed-rate personal loans, variable-rate mortgages and credit cards), an unfavourable deposit product mix, and an adverse result from interest rate management;

•      New Zealand Banking’s margin declined 18 basis points (7 basis points excluding the capital reallocation). This has been driven by growth in lower-margin fixed rate products as customers prefer to lock in lower fixed rates in a rising interest rate environment, competitive pressure for lending products (particularly in cards and housing), and an increased reliance on wholesale funding, partly offset by favourable deposit margins and an increased contribution from interest rate management;

•      Institutional Markets & Services’ margin declined 6 basis points (8 basis points excluding the capital reallocation). This reflects reduced income generated in the Markets business due to the impact of a flatter yield curve environment, partly offset by the reversal of capitalised interest income on a non-accrual loan in the September 2004 year, and favourable changes to the structured finance and corporate loan portfolios; and

•      Group Funding’s net interest income has increased, reflecting the results of the Group’s ongoing funding activities and capital management.

Net interest margin – contribution to the movement in the Group net interest margin on the
September 2004 year (excluding internal capital reallocation)

As a result, on a weighted basis, the division having the greatest impact on the Group’s 15 basis point margin decline was UK Banking, contributing 14 basis points of the decline on a weighted basis, with Institutional Markets & Services’ contributing 4 basis points, and Australian Banking contributing 3 basis points, partly offset by a 4 basis point increase from Group Funding and a 2 basis point increase from New Zealand Banking.

Net Life Insurance Income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business”. AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders’ retained profits and capital of the life insurance businesses). As the tax expense/benefit is attributable primarily to the policyholders, the movement in net life insurance income should be viewed on an after tax basis. In addition, net life insurance income includes investment revenue attributable to consolidated registered schemes with a corresponding increase in net profit attributable to outside equity interests. The life insurance funds of the life insurance companies conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

	Half Year to		Fav/ (Unfav) Change on	Year to		Fav/ (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Net life insurance income	1,031	495	large	1,526	919	66.1
Investment earnings on shareholders’ retained profits and capital (before tax) – see below	83	63	31.7	146	93	57.0
Interest expense, income tax expense and outside equity interest	(912)	(360)	Large	(1,272)	(683)	(86.2)
Net profit of life insurance funds after outside equity interest	202	198	2.0	400	329	21.6

Net life insurance income after tax has increased 21.6% on the September 2004 year and increased 2.0% in the September 2005 half. This is primarily due to increased investment revenue reflecting the improved performance of global equity markets compared to the September 2004 year, partially offset by the corresponding increase in policy liabilities. Increased fee revenue due to higher average funds under management, and higher annual inforce premiums, was partly offset by the loss of transitional tax relief from 1 July 2005. The September 2004 year included the recognition of an unfavourable prior year adjustment of $50 million.

Investment Earnings on Shareholders’ Retained Profits and Capital of Life Businesses (IORE)

	Half Year to		Fav/ (Unfav) Change on	Year to		Fav/ (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Investment earnings on shareholders’ retained profits and capital (before tax)	83	63	31.7	146	93	57.0
Income tax expense and outside equity interest	(15)	(15)	—	(30)	(22)	(36.4)
Investment earnings on shareholders’ retained profits and capital	68	48	41.7	116	71	63.4

Investment earnings generated on shareholders’ invested capital in the life insurance statutory funds for the year to September 2005 was $116 million (after-tax), in line with the strong performance of the major stock markets over the year. The September 2004 year was impacted by more subdued equity market returns, with the Asian operations particularly impacted by the significant volatility of the MSCI World Index.

Other Operating Income

Year to 30 September 2005

Total Banking other operating income increased by 4.3% (or 4.7% at constant exchange rates) on the September 2004 year to $4,343 million. Excluding the impact of the Irish Banks, other operating income grew $290 million or 7.3% which reflects the following factors:

•      Profit on UK property transactions of $51 million;

•      New income from Danske Bank A/S of $46 million for the provision of transitional services (with offsetting expense recorded in operating expenses);

•      Trading income increased by $96 million reflecting an improved trading environment throughout the year increasing activity in interest rate and exchange rate derivatives;

•      Loan fees from banking grew by $76 million reflecting solid bill fee growth in Australia and the impact of growth from introduction of the third party distribution channels and expansion of Integrated Financial Solutions centres in the UK;

•      Fees and commissions income grew $36 million driven by customer growth and activity in the master custody and cards businesses;

•      Foreign exchange income increased by $31 million resulting from funding activities undertaken during the September 2005 half; and

•      A change in accounting presentation in the cards and custody areas (which is offset by corresponding expense increases), increased income by $24 million.

Partly offset by:

•      Impact from sale of UK custodian business to Bank of New York in September 2004 of $29 million.

Wealth Management other operating income increased by $91 million (11.3%) to $898 million, reflecting higher management fee income. The September 2005 year was also favourably impacted by the receipt of a $39 million insurance recovery relating to National Australia Financial Management Limited (NAFiM) investor compensation payments ($27 million was received from the Group’s captive-insurance company, with no impact at the Group level).

Half year to 30 September 2005

Total Banking other operating income increased by 5.8% (or 6.5% at constant exchange rates) on the March 2005 half to $2,233 million. Excluding the impact of the Irish Banks, other operating income grew $203 million or 10% which reflects the following factors:

•      Profit on UK property transactions of $51 million;

•      Income from Danske Bank A/S $36 million for the provision of transitional services (with offsetting expense recorded in operating expenses);

•      Loan fees from banking grew $35 million reflecting solid bill fee growth in Australian Banking the impact of growth from introduction of the Third Party distribution channels and expansion of Integrated Financial Solutions centres in the UK;

•      Foreign exchange income increased by, $37 million, resulting from funding activities undertaken during the September 2005 half;

•      Higher income reflecting customer growth and activity in the master custody and cards businesses, in addition to the introduction of new products and growth from electronic transaction fees, $22 million; and

•      A change in accounting presentation in the cards and custody areas (which is offset by corresponding expense increases), increased income by $16 million.

Partly offset by:

•      Trading income was down reflecting lower sales activity due to timing of significant deals and seasonal conditions in the Northern Hemisphere;

Wealth Management other operating income decreased by $24 million (5.2%) on the March 2005 half to $437 million. The September 2005 half was also unfavourably impacted due to amounts of $19 million in profit share income for creditor insurance in the UK, and $15 million in insurance recoveries received relating to NAFiM investor compensation payments being recorded in the March 2005 half.

Operating Expenses

Year to 30 September 2005

Total Banking expenses grew 7.7% (or 8.1% at constant exchange rates) on the September 2004 year, to $6,591 million. Excluding the impact of the Irish Banks, banking expenses grew 13.6% to $6,391 million. In particular:

•                  costs of $56 million associated with the Northern Bank robbery in December 2004;

•                  costs of $49 million associated with the outcome of a legal action in South Korea;

•                  an increase of $98 million in the charge to provide for non-lending losses, primarily driven by costs relating to fee refunds for the Choice package, BAD tax and fixed rate interest only loans;

•                  insurance recoveries of $27 million payable to NAFiM from the Group’s captive-insurance company (no impact at Group level);

•                  higher superannuation costs of $23 million, due primarily to a superannuation contribution holiday in Australia reducing the September 2004 year pension fund expenses by $34 million;

•                  higher occupancy costs of $56 million (10.3%) driven by the full occupation of the second Docklands building and a transfer from capital in progress balances after completion of a full review;

•                  personnel expenses (excluding superannuation), growing $224 million (8.2%), reflecting higher salaries from the EBA increase on 1 January 2005 net of a reduction in average staff numbers, and higher performance-based remuneration in the September 2005 year;

•                  higher fees and commissions and general expenses of $24 million as a result of a change in accounting presentation in the cards and custody areas (which is offset by corresponding income increases); and

•                  higher general expenses of $46 million from the provision of transitional services to Danske Bank A/S.

Wealth Management operating expenses increased 2.2% on the September 2004 year to $852 million, reflecting a reduction in staff numbers and lower costs associated with strategic investment expenditure.

Half year to 30 September 2005

Total Banking expenses increased 3.0% (or 3.9% at constant exchange rates) on the March 2005 half year to $3,345 million. Excluding the impact of the Irish Banks, increased 9.8%, reflecting:

•                  growth in personnel expenses (excluding superannuation) of $85 million (5.9%), due to growth in contractor costs mainly associated with compliance projects and higher performance-based remuneration in the September 2005 half;

•                  an increase of $113 million in the charge to provide for non-lending losses, primarily driven by costs relating to fee refunds for the Choice package, BAD tax and fixed rate interest only loans;

•                  a step-up in project related-spend, including regulatory and compliance projects;

•                  costs of $7 million associated with the sponsorship of the 2006 Melbourne Commonwealth Games;

•                  higher fees and commissions and general expenses of $16 million as a result of a change in accounting presentation in the cards and custody areas (which are offset by corresponding income increases); and

•                  higher general expenses of $36 million from the provision of transitional services to Danske Bank A/S.

Partly offset by:

•                  lower superannuation costs of $31 million, due primarily to a release of provisions held in the United Kingdom and New Zealand after actuarial reviews; and

•                  one-off costs incurred in the March 2005 half of $125 million associated with the Northern Bank robbery, a legal action in South Korea, and insurance recoveries payable to NAFiM from the Group’s captive insurance company;

Wealth Management operating expenses increased 7.3% on the March 2005 half to $441 million, reflecting higher volume-related expenses, partly offset by the impact of a reduction in staff numbers.

Asset Quality

In the September 2005 year, the Group generated strong growth in its loan portfolio, (almost evenly split between Retail and Non-Retail activities), in a credit environment that remained benign. The improved performance was driven by:

•                  The impact of bedding down the Group’s recent restructure;

•                  Streamlined credit assessment and approval processes including amendments to credit policy (eliminating non value adding bureaucracy), which enabled resources to be more effectively positioned to focus on client solutions and cross selling opportunities;

•                  Continued reduction in the volume of non-accrual loans;

•                  Continued improvement in the provisioning cover of impaired assets; and

•                  Decreased level of net write offs.

These factors have combined to enable parts of the Group to grow at greater than system growth in both retail and non-retail activities whilst maintaining stable asset quality.

Asset composition

The volume of gross loans and acceptances (adjusted for the divestment of the Irish Banks) for the Group grew by 7% in the September 2005 half year to $292 billion (full year increase 14%). The increase during the September 2005 half was driven by a $10 billion growth in housing loans and growth in acceptances and term lending of $6 billion and $3 billion respectively.

Housing loans remain the largest product in the Group’s total loan portfolio and increased by 1% to 48% during the September 2005 year. Australia banking experienced the strongest growth increasing its proportion of the Group’s total loan portfolio from 64% in 2004 to 68% in 2005.

Trends in the ratings of non-retail exposures and security

The Group’s asset quality remains stable. Although the proportion of investment grade equivalent (AAA to BBB-) volumes decreased slightly by 1% over the September 2005 half to 76%, the proportion remains 1% higher than the level at 30 September 2004.

The movement in the half-year was driven by a conscious decision by the Group to refocus its Institutional activity and reduce exposure to lower yielding risk weighted assets to improve return on capital, together with slight growth in the higher end of the sub-investment grade equivalent market (BB+ to BB).

The proportion of well secured facilities in the non-retail portfolio increased by 3 percentage points during the September 2005 half to 49% of the portfolio. This was largely the result of the refocused Institutional activity noted above. The proportion between September 2004 and March 2005 was relatively stable at

46%. The Group considers a loan to be well secured where bank security is greater than 100% of the facility.

Accruing loans 90 days past due

The volume of past due facilities continued the first half trend decreasing by 7% to $819 million in the September 2005 half. The decrease was entirely attributable to the reduction in Australia, whereby the amount of 90 day past due non-housing loans fell by $56 million.

90 day past due facilities consist of well-secured accruing loans that are more than 90 days past due and portfolio-managed facilities that are not well secured but between 90 and 180 days past due.

Non-accrual loans

Non-accrual loans also continued the first half trend decreasing by $93 million to $1,022 million. The majority of the reduction, $71 million, was in the United States, as a result of the exit of power and utility exposures. The reduction in the volume of non-accrual loans for the full year amounted to $208 million.

Provisioning coverage

The Group’s coverage ratio (total provisions over impaired assets) increased by 19 points to 236% in the September 2005 half (September 2004: 198%). The main driver of the improvement was an 8.1% reduction in the volume of impaired assets to $1,027 million.

Total provisions (General & Specific) fell marginally over the September 2005 half by $2 million to $2,422 million, as a result of a $32 million reduction in specific provisions negating the $30 million increase in general provisions arising from the overall growth in the Group’s loan portfolio.

The ratio of general provisions to risk-weighted assets, excluding housing, fell by 1 basis point over the September 2005 half to 0.99%.

Net write offs

The volume of the Group’s net write offs continued the improved trend of the March 2005 half, falling by 9% to $193 million as a result of lower gross write offs in the United Kingdom ($25 million) offsetting small net increases in Australia ($6 million) and New Zealand ($4 million).

Net write offs for the September 2005 year, amounted to $404 million, a reduction of 33% over the prior year, benefiting from the continued benign credit environment and stronger asset prices, with the main impact benefiting the Australian corporate segment.

Retail portfolio

The retail portfolio grew strongly over the September 2005 half by 8% to $163 billion.

During that time, the volume of 90-day delinquent loans increased slightly, however the growth in the overall retail portfolio resulted in the delinquency rate remaining relatively stable at 0.57%.

Although there was a slight increase in the delinquency rate for products such as housing loans and credit cards; the gross 12-month rolling write off rate for the Group’s retail portfolio improved from 0.29% to 0.28%. This has been assisted by growth in asset prices in key markets in recent years.

Taxation

Total Banking’s effective tax rate on cash earnings before significant items has decreased marginally from 29.2% in the September 2004 year to 29.1%.

Exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001. The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax). As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments. These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO. Interest may accrue on the unpaid disputed amounts. The Group has not tax-effected interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute. As a result, a permanent difference of $31 million has been recognised in determining income tax expense for the 2005 year.

The tax treatment of the ExCaps remains in dispute with the ATO. The Group has considered the implications of the recent decision of the full Federal Court in Macquarie Finance Limited v Commissioner of Taxation. This decision has reinforced the Group’s confidence in the legal merits of its case. The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged and no provision has been raised for this matter.

TrUEPrSSM capital raising

The Group has reached an in principle heads of agreement with the ATO in respect of a settlement of amounts in dispute in respect of the TrUEPrSSM capital raising transaction.

A provision of $96.5 million has been recognised as a significant item in the Group’s profit result for the year ended 30 September 2005. The dispute had previously been disclosed. The total potential claim was approximately $210 million including accrued interest. In accordance with ATO practice on disputed assessments, the Group had previously paid to the ATO 50% of the amounts owing under relevant amended assessments. This amount (approximately $96 million) was recognised by the Group at the time as an asset in prior period financial statements. This amount has been written off reflecting the in principle agreement reached with the ATO.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 and 1999 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately NZ$47 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The IRD has also issued Notices of Proposed Adjustments in respect of these and similar structured finance transactions for the 2000, 2001 and 2002 years. These notices do not create a tax obligation for the National, but advise of the IRD’s intention to issue amended assessments for those years.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million. In addition, as at 30 September 2005, interest of NZ$117 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect of these transactions. The National has obtained legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks. The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the period to 30 September 2005.

Significant Items

Net profit on sale of Northern and National Irish Banks

On 28 February 2005 the sale of National Europe Holdings (Ireland) Limited (the UK holding company of Northern Bank and National Irish Bank) to Danske Bank A/S was completed on terms consistent with the original sale announcement on 14 December 2004. After post closing adjustments this generated a net profit on sale after all disposal costs including taxation of $1,043 million.

In accordance with terms of the sale agreement, the National has certain indemnification obligations and standard warranties that survive completion of the sale. The National is providing transitional services to Danske Bank A/S in respect of the Northern Bank and National Irish Bank operations to assist in the smooth transition of ownership of those businesses. These transitional services will be provided at cost and are expected to be in place for up to eighteen months from the date of sale.

Restructuring expenses

During the September 2005 year, the Group incurred restructuring expenses and provisions totalling $838 million. Details are set out below:

	Redundancies		Occupancy	Other	Total
	No.	$m	$m	$m	$m
Year to 30 September 2005
Total Australia	2,248	198	54	157	409
Total UK	1,700	181	62	23	266
Total New Zealand	38	3	11	—	14
Institutional Market & Services	471	74	10	37	121
Other (including Corporate Centre)	205	28	—	—	28
Total Group	4,662	484	137	217	838

Australian restructuring

The restructuring expenses recognised during the year of $409m ($121m recognised at March 2005) include a provision as at 30 September 2005 of $178m that will be utilised through 2006 and 2007. The total redundancy costs of $198m are expected to deliver FTE reductions of 2,248 through efficiency improvements, de-layering of the organisational structure and refocusing the retail and business banking distribution strategy. Including the outsourcing of the cheque processing function (FTE reduction of 235) FTE numbers have reduced by 1,065 in 2005. The occupancy costs of $54m relates to surplus lease space. The $157m of other costs relates to the decommissioning and writing-off of technology systems, product and legal entity rationalisation and simplification, and staff and communications implementation costs.

UK restructuring

The charge for the UK of $266 million, is unchanged from that reported in the first half of the financial year.   $68m has now been utilised with the remainder expecting to be utilised by the end of 2007. The restructuring expense will cover the costs of streamlining operations, that will lead to reductions in FTE’s of 1,700 positions (718 achieved in 2005) and the reconfiguration of the distribution networks to meet the changing needs of customers.

Institutional Markets & Services restructuring

The key restructuring initiatives in IMS are focused on creating a competitive growth platform in its core markets whilst improving return on capital employed. The restructuring charge relates to the consolidation of the Asian businesses into a regional hub, the exiting of certain businesses in the US, the repositioning of the UK large and mid-size corporate banking segments, and the replacement and rationalisation of the technology platform supporting the markets business.

Of the $121 million restructuring cost, $56m has been incurred in 2005. The remaining $65 million provision is expected to be utilised through 2006 and 2007. Restructuring is expected to deliver reductions of 471 FTE’s of which 167 have already exited the organisation.

New Zealand & Corporate Centre

The $14m restructuring charge in New Zealand relates to rationalisation of the current branch network and corporate office. The Corporate Centre charge of $28m predominantly relates to redundancies within head office.

Provision for TrUEPrSSM dispute

Following the Group reaching an in principle heads of agreement with the ATO in respect of settlement of the TrUEPrSSM dispute, an amount of $96.5 million has been recognised as a significant item in the Group’s profit result for the year ended 30 September 2005.

Reversal of provision in relation to foreign currency options trading loss

In January 2004, the National announced that it had identified losses relating to unauthorised trading in foreign currency options of $360 million before tax. Following a detailed review of the residual risk in the remaining portfolio, $34 million ($24 million after tax) was written back to profit as the reversal of a significant item in the September 2005 year.

Reversal of 2002 provision in relation to restructuring

During 2002, the Group recognised restructuring costs from the Positioning for Growth (PfG) initiatives. In the September 2005 year, excess provisions of $11 million ($7 million after tax) were written back to profit.

Management Discussion & Analysis – Balance Sheet & Capital

BALANCE SHEET & CAPITAL

Assets and Liabilities

Lending

	As at			Fav/(Unfav) Change on
	30 Sep 05	31 Mar 05	30 Sep 04(1)	Mar 05	Sep 04
	$m	$m	$m	Ex FX %	Ex FX %
Housing (net of securitisation)
Australia	105,419	98,142	91,259	7.4	15.5
UK	17,175	15,289	14,716	18.1	27.1
New Zealand	16,393	15,399	14,328	7.5	17.7
Asia	494	617	610	(21.1)	(13.6)
Total housing	139,481	129,447	120,913	8.5	16.9

Term lending	84,744	81,560	78,819	5.5	10.3
Other lending	40,379	40,109	39,443	2.8	7.4
Bill acceptances	27,627	21,567	16,343	28.1	69.1
Total lending (gross loans & acceptances)	292,231	272,683	255,518	8.3	16.9

(1)       Proforma information – excludes lending assets of the Irish Banks, which were sold on 28 February 2005.

Housing lending (net of securitisation) has increased by 8.5% from the March 2005 half to $139.5 billion supported by continued strong residential mortgage markets across all regions.

In Australia, housing lending has experienced encouraging growth with market share stabilising at 14.2%. Increase in volumes reflects continued buoyant housing market with annualised system growth at September 2005 around 13.5%. Housing lending growth has mainly occurred within basic loans, including Homeside plain & simple, Redstar 100% offset loans and Redstar intro loans.

In the UK, housing lending has increased 18.1% reflecting growth across the 3rd party distribution channel (inception in May 2004), branch network and integrated financial solutions channel. Increasing housing loans is a target of volume growth expansion strategies and major increases have been in variable rate lending, particularly the highly promoted offset mortgages.

In New Zealand, housing lending grew 7.5% over the half, with market share remaining constant at 16.2% at September 2005. This performance was driven by strong growth in fixed rate housing loans due to solid systems growth and the “Unbeatable” housing campaign targeted at growing market share.

Business lending volumes have grown over the half, particularly in Australia and New Zealand, reflecting a combination of buoyant economic conditions and the easing of credit settings. In Australia, growth has primarily come from fixed rate interest only term lending (largely for investment housing) and the market rate facility (an attractive alternative to bill facilities for smaller borrowers). In New Zealand, the increase has been driven by strong growth in SME business lending and Agribusiness.

Bill acceptances have increased 28.1%, however, excluding the impact of the buy-back of the Company’s-accepted bills, bill acceptance volumes have grown 8.9% over the half. Australian Banking bill acceptances have increased 12.9% as they continue to be a product favoured by business customers due to favourable pricing and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and investment securities) decreased $4,631 million or 14.5% during the September 2005 half. The reduction in these securities follows the Group’s strategic decision to release capital invested in low yielding assets so as to improve returns in the Institutional Markets & Services business. A review of the securities portfolio of National Custodian Services also resulted in a large portfolio of bank bills being released to the market.

Deposits and Other Borrowings

Total deposits and other borrowings increased 1.6% over the half.

Total deposits decreased $2,538 million or 1.3% during the September 2005 half. The decrease in total deposits reflects a reduction in certificates of deposit issued in Australia, which were used to fund the holdings of bank bills held by National Custodian Services (as noted above). Sound growth, however, was experienced in retail deposit volumes, particularly in Australia and the UK. In Australia, growth has been in business investment accounts and carded term deposits due to competitive pricing, and the iSaver product that was introduced in mid-September 2005 as an alternative to product offerings from competitors. Growth in the UK, was primarily in retail term deposits and the current account plus product, driven by the expansion of the integrated financial solutions channel across England.

Other borrowings have increased by $4,378 million (32.3%), reflecting an increase in the National Australia Funding Delaware commercial paper program. Commercial paper is seen as an economical source, in the 3-12 month range, to fund balance sheet growth as short-term and overnight funding is reduced in the US due to continued increases in the US Federal reserve rate.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased $2,702 million (7.4%) during the September 2005 half. The National has a number of funding programs available, and the increase reflects issues of the Group’s Global medium-term note and debt issuance programs, undertaken to fund asset growth and re-finance of maturing short-term and long-term debt. The increase also reflects the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues.

Capital Position

Capital ratios and risk-weighted assets are set out below.

	Target	As at
	ratio	30 Sep 05	31 Mar 05	30 Sep 04
	%	%	%	%
ACE ratio	4.75 – 5.25	5.49	5.84	5.30
Tier 1 ratio	7.0 - 7.5	7.86	8.30	7.34
Total capital ratio	10.0 -10.5	10.45	11.37	10.58

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
	$m	$m	$m
Risk-weighted assets – credit risk	276,540	266,854	273,189
Risk-weighted assets – market risk	13,293	12,294	13,616
Total risk-weighted assets	289,833	279,148	286,805

There has been no change to the National’s target capital ranges during the 2005 year.

In addition to regulatory capital ratios, the National uses the adjusted common equity (ACE) ratio as a key capital target. It measures the capital available to support the banking operations, after deducting the

Group’s investment in wealth management operations. As at 30 September 2005, the ACE ratio was 5.49% a decrease from 5.84% at 31 March 2005. Refer to note 17 regarding the components of the ACE ratio.

The Group’s ACE and Tier 1 ratios increased during the year and are above the top end of our Group’s stated target ranges at 30 September 2005. This principally reflects the sale of the Irish Banks, Northern Bank Limited and National Irish Bank Limited, which occurred on 28 February 2005. The reduction in the Group’s capital ratios in the September 2005 half mainly reflects strong asset growth in our retail banking businesses, the deconsolidation of profits from the Wealth Management business and the impact of significant items relating to restructuring charges and the settlement of the tax dispute with the Australian Taxation Office in respect of the TrUEPrSSM capital raising transaction. The reduction in the total capital ratio also reflects the redemption of a USD700 million subordinated debt issue.

The initiative to reduce low return risk-weighted assets in the Institutional Markets & Services business resulted in a reduction in credit risk RWA’s of approximately $6 billion in the half year to September 2005.

As directed by APRA, the National currently uses the standard method to calculate the market risk capital component of risk-weighted assets. During the half there was an increase of $999 million in the market risk component of risk-weighted assets. Using an internal model, which was applied prior to 31 March 2004, the market risk component of risk-weighted assets at 30 September 2005 amounted to $3,217 million, up from $3,127 million at 31 March 2005. The effect of using the standard method to calculate the market risk component of risk-weighted assets was an increase of $10,076 million (compared to $9,167 million at 31 March 2005).

Impact of the Australian Equivalents of International Financial Reporting Standards (AIFRS) on Regulatory Capital – effective 1 July 2006

On 24 February 2005, APRA issued a discussion paper that outlines how APRA proposes to address the prudential implications of a number of specific AIFRS related changes. APRA’s proposals have potential impacts for the capital position of the National and all the other Australian financial institutions. Refer to page 102 for further details.

APRA’s proposals on Tier 1 hybrid capital

On 31 August 2005, APRA released a discussion paper outlining its proposed approach to Tier 1 hybrid capital. The proposals introduce more restrictive rules relating to the volume and type of instruments that qualify as Tier 1 capital and will have a potential impact on the composition of the capital base of the National and other Australian financial institutions. The National has submitted a detailed response to the discussion paper.

The APRA paper proposes a hybrid (or ‘residual’) Tier 1 limit of 25% of net Tier 1 capital. Previously the hybrid limit of 25% applied to Tier 1 before deductions and hybrids and could consist entirely of Innovative Tier 1 capital. Innovative Tier 1 capital includes any instrument which includes features such as an incentive for the issuer to call, e.g. a step-up in distribution rate, or is issued indirectly through a special purpose vehicle.

The new rules propose that hybrid Tier 1 capital will be classified into two categories being Innovative Tier 1, which will be limited to 15% of net Tier 1 capital, and a new category of Non-Innovative Tier 1 representing 10% of net Tier 1 capital.  Non-Innovative Tier 1 capital is described by APRA as consisting of ‘pure preference shares’ being ‘non-cumulative irredeemable preference shares without innovative capital features’.

APRA proposes to introduce these rules from 1 July 2006, however the new limits will not apply until 1 January 2008, coinciding with the implementation of the Basel II Framework. A further transitional period will apply for entities that are materially affected by the proposed changes. In this case, APRA intends to grant up to a further two-year transition period, until 1 January 2010, in respect of innovative capital instruments in excess of the proposed limits as at the date of the discussion paper.

SECTION 5

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

DIVISIONAL PERFORMANCE ANALYSIS

Management Discussion & Analysis – Total Australia

TOTAL AUSTRALIA (1)

Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Cash earnings before significant items
Australian Banking	910	951	(4.3)	1,861	1,993	(6.6)
Wealth Management Australia (1)	220	194	13.4	414	320	29.4
Total Australia	1,130	1,145	(1.3)	2,275	2,313	(1.6)

(1)       Wealth Management Australia division includes Asian operations.

Financial performance highlights

The stabilisation of the businesses within the Australian region is well progressed, evidenced by market share growth in most key segments, strong income growth, stabilisation of margin decline, resolution of several critical compliance issues and substantial progress with a number of business efficiency initiatives.

Cash earnings for the September 2005 year were 1.6% below the September 2004 year, with the September 2005 half 1.3% below the March 2005 half. This headline result was clouded by non-lending losses in Banking of $91 million, and the loss of transitional tax relief in the Wealth Management Investments business of $15 million, while the September 2004 year result contained prior year negative adjustments of $50 million in Wealth Management. Excluding these items, cash earnings were up 0.8% for the year and exhibited strong growth of 6.7% in the September 2005 half.

The Australian Banking September 2005 year cash earnings were 6.6% down on the September 2004 year.  Income growth was solid, reflecting growth in lending volumes, which in turn drove positive market share trends, offset by a contraction in the net interest margin. Operating expenses were higher, in part due to high non-lending losses, while a higher charge for doubtful debts due to volume growth contributed further to the decline in cash earnings. However, underlying asset quality trends in both retail and business banking were encouraging for the September 2005 half.

Wealth Management Australia’s September 2005 year cash earnings grew 29.4% on the September 2004 year. Solid growth in the Investments business and strong investment earnings on shareholders’ retained profits and capital was partly offset by reduced profits from Insurance. Other factors impacting reported growth included the loss of transitional tax relief from 1 July 2005 in the Investments business and the negative adjustment to September 2004 year cash earnings.

Business developments

•                  The program of work to transform the Australian business is continuing. The re-alignment of the organisational structure was completed in the March 2005 half, with Australian Banking and Wealth Management moving into a single, regional business centred around customers, products and services.

•                  Significant work has been undertaken to improve governance processes in the Australian region. In particular, an Investment Subcommittee was established, comprising the Chief Financial Officer, Chief Information Officer and Head of Strategy from the Australian region, to apply more rigorous investment approval processes and ensure better ongoing measurement of returns from investment expenditure.

•                  MLC purchased the minority interests in its Hong Kong business for $148 million in July 2005.

•                  Key operational achievements for the year include:

•                  a significant investment in the frontline telling platform to enable better customer service, expected to be completed by December 2005;

•                  a significant improvement in the speed of decision making for business loans via targeted process initiatives;

•                  enabling 950 bankers to quote and sell general insurance products via the roll out of a General Insurance point of sale capability to relationship and acquisition bankers;

•                  launch of a significant suite of new banking products, including Smart Reward and Smart Junior accounts, to reward regular saving behaviour (March 2005); a business and housing Low Doc package for small business and self-employed customers (March 2005); Personal Project Loans, with access to an approved loan amount for 90 days via Visa card (July 2005); Business Plus, integrating transactional, short-term and long-term variable rate finance in one facility (August 2005); Business

Cash Maximiser, a high return, limited access account for businesses to ‘park’ surplus cash (September 2005) and iSaver, a high interest, online savings account (September 2005);

•                  a number of product developments across Wealth Management’s MasterKey and MasterKey Custom platforms following the introduction of the Super Choice Legislation on 1 July 2005 and regulatory changes. This included the launch of a Term Allocated Pension product and a Non-Commutable Income Stream, providing increased flexibility for Australians in retirement;

•                  launch of the MasterKey Investment Service, giving investors greater choice with access to Wealth Management’s Manager of Managers investment options, as well as a broad range of investment options from well known Australian and international investment managers;

•                  MLC Wealth Protection was named ‘Insurance Company of the Year’ for the fourth consecutive year by Personal Investor Magazine ‘Awards for Excellence in Financial Services 2005’. MLC’s Personal Protection Portfolio, Income Protection, also won the ‘Income Protection Product of the Year’; and

•                  a move towards global equity strategies in Wealth Management, including the appointment of four new managers.

Commitment to the Community

•                  Establishing the Asian Tsunami relief fund in December 2004, with Australian branches accepting over $10 million in donations from the public for World Vision. The National donated $1.1 million to a number of charities and was represented by over 1,200 people (900 staff plus friends and family) who worked at a call centre in Melbourne to record pledges for $6.4 million towards World Vision’s ‘Reach out to Asia’ telethon in January 2005.

•                  Jointly winning the Banksia Award for environmental excellence in the category of ‘Leadership in Sustainable Buildings’ for its innovative and environmentally sensitive Docklands building.

•                  Furthering the development and awareness of micro credit through sharing our experience with a pilot low interest product for low income earners at a national conference on micro credit in connection with the United Nations Year of Micro Credit.

•                  Announcing several major sponsorships, including official Partner of the Melbourne 2006 Commonwealth Games, a historic partnership with the Australian Football League, Lead Partner of The Australian Ballet and Major Sponsor of the National Education Program to promote ballet through educational initiatives across Australia.

•                  The National’s Volunteer awards, which saw 48 community organisations from around Australia share $350,000 in awards from the National.

Restructuring activity

•                  A strong focus during the year was the restructure of the Banking and Wealth Management businesses and formation of an integrated Australian region. A $409 million restructuring charge was recognised as a significant item. This relates to a number of initiatives, including business efficiency (e.g. lending processes, commercial property and support functions), de-layering the organisational structure, decommissioning and writing off systems, and product and legal entity rationalisation and simplification.

•                  Together, these restructuring initiatives generated $41 million in pre-tax profit in 2005.

•                  Redundancies relating to restructuring activities accounted for a gross reduction in full-time equivalent employees of 1,124 in 2005 (including 59 from a previous restructuring program), of which 235 related to the outsourcing of day one cheque processing.  In addition, a focus on productivity resulted in a further 550 FTE reduction, resulting in a gross reduction of 1,674 full-time equivalent employees in 2005.

•                  This gross reduction has been partially offset by an investment in front line sales capability (particularly in business banking) (146), graduate recruitment (129) and an increase in project activity (273), leaving a net reduction of 992 full-time equivalent employees for the year.

Australian Banking

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05(2)	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Net interest income	1,995	1,888	5.7	3,883	3,701	4.9
Other operating income	1,154	1,081	6.8	2,235	2,122	5.3
Total income	3,149	2,969	6.1	6,118	5,823	5.1
Operating expenses	(1,730)	(1,479)	(17.0)	(3,209)	(2,771)	(15.8)
Underlying profit	1,419	1,490	(4.8)	2,909	3,052	(4.7)
Charge to provide for doubtful debts	(127)	(130)	2.3	(257)	(201)	(27.9)
Cash earnings before tax	1,292	1,360	(5.0)	2,652	2,851	(7.0)
Income tax expense	(382)	(409)	6.6	(791)	(858)	7.8
Cash earnings before significant items (1)	910	951	(4.3)	1,861	1,993	(6.6)

(1)       Refer to Note 1a for a reconciliation of the Australian Banking result to Group net profit.

Key Performance Measures

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
			%			%
Performance & profitability
Return on average assets (annualised)	0.96%	1.07%		1.01%	1.23%
Cost to income ratio	54.9%	49.8%		52.5%	47.6%
Cash earnings per average FTE (annualised) ($’000)	101	104		102	108
Net interest income
Net interest margin	2.49%	2.52%		2.51%	2.65%
Net interest spread	2.32%	2.31%		2.32%	2.55%
Average balance sheet ($bn)
Gross loans and acceptances	183.3	169.2	8.3%	176.2	156.0	12.9%
Interest-earning assets	159.9	150.1	6.5%	155.0	139.2	11.4%
Retail deposits	76.0	74.1	2.6%	75.1	70.7	6.2%

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
Full-time equivalent employees (FTE)	17,884	18,372	18,382
Asset quality
Gross non-accrual loans ($m)	372	362	428
Gross loans and acceptances ($bn)	188.3	173.9	162.2
Gross non-accrual loans to gross loans and acceptances	0.20%	0.21%	0.26%
Specific provision to gross impaired assets	29.1%	34.2%	29.7%
Market share (%) (1)
Housing	14.16	14.05	14.01
Business (including Institutional Markets & Services)	18.59	18.33	18.49
Other Personal	15.70	15.93	16.35
Retail deposits (Personal & Business)	15.11	15.01	15.09

(1)       Source: Reserve Bank of Australia (September 2005 Data). This data does not include bill acceptances within lending volumes.

Financial performance – year to 30 September 2005

Cash earnings before significant items declined 6.6% on the prior year to $1,861 million.

During the year, several issues in respect of customer overcharging were identified. These included the overcharging of fees for the Choice Package product, interest on Fixed Rate Interest Only Loans (FRIOLs) and Personal Residential Fixed Rate Interest Only Loans (PRFRIOLs), and the over-collection of BAD tax.  Pre-tax charges of $90 million, $26 million and $14 million respectively were recorded for these items. The estimate for Choice Package includes $52 million for overcharging, $14 million for interest, $18 million for remediation costs and $6 million reversal of current year fee income.

Excluding these items, underlying cash earnings declined 2.1% for the year.

Underlying profit fell 4.7% on the prior year (down 0.4% excluding the $130 million adverse pre-tax profit impact for non-lending losses ), with the following factors influencing the result:

•                  Net interest income increased $182 million, driven by continued strong growth in lending volumes following a first half initiative to speed processes, introduce streamlined products, restore some credit risk settings and a stronger focus on customer service. Retail deposit balances also increased following the launch of new transaction accounts (Smart) and high interest savings accounts (iSaver, Business Cash Maximiser).

•                  Business lending market share has steadily improved over the year under RBA definitions (up 0.10 percentage points to 18.59%). Using APRA’s definition of the banking system, which includes bill acceptances within lending volumes, market share in business lending increased from 21.6% to 24.3% (this is impacted by the Institutional Markets & Services strategy to reduce Bill Acceptances)

•                  Housing lending market share (RBA definition) also increased (up 0.15 percentage points to 14.16%).

•                  Share of other personal lending (RBA definition) fell over the full year (down 0.65 percentage points to 15.70%), but stabilised in the second half.

•                  Market share in retail deposits (RBA definition) increased 0.02 percentage points over the year to 15.11%. Using APRA’s definition, market share of household deposits declined 0.1 percentage points to 13.3%.

•             Net interest margin declined 14 basis points to 2.51%. This was primarily driven by product margin contraction (8 basis points), which was attributable to the flow-on impact of margin declines in 2004, with product margins holding throughout 2005. Other impacts included the increased reliance on wholesale funding, adverse changes in product mix and reduced income from balance sheet management activities arising from the more stable interest rate environment, offset by an increase in capital benefit due to a change in Group’s internal capital allocation methodology.

•             Other operating income increased $113 million (5.3%) for the year, mainly driven by lending-related fee revenues (up $70 million net of a $6 million reimbursement for Choice Package fee over-charging) particularly in bill financing ($61 million), higher credit card fees and card issuer incentives (up $22 million), volume driven Custodian transaction fee income (up $13 million).

•             Operating expenses increased $438 million (15.8%) for the September 2005 year, or 11.3% when adjusted for the $124 million increase relating to the three large non-lending losses. This reflects:

•                  An uplift in capabilities required to support the strategy of the business, with increased personnel costs ($76 million) reflecting an investment in people through higher variable performance rewards and incentives, higher occupancy costs ($31 million), including the impact of relocating to Docklands, and an increased investment in brand, including sponsorships.

•                  A number of items impacting the comparability of expenses between the September 2005 and 2004 years ($37 million) including superannuation contribution holiday in 2004.

•                  Project expenditure was $56 million higher for the September 2005 year, largely as a result of the high number of regulatory and compliance projects currently underway.

After adjusting for the above items, underlying expense growth was $148 million (5.3%). This includes an increase in personnel costs ($68 million) due to the impact of enterprise bargaining agreement changes, change in skill mix, superannuation and other salary increases, together with an increase in other costs, in part reflecting the increased activity and volumes within the business.

The above expense increases were partially offset by benefits flowing through from current-year restructuring initiatives ($23 million) and other productivity improvements ($37 million).

•             The cost to income ratio increased to 52.5% for 2005 (50.4% excluding the large non-lending losses).

The charge for doubtful debts increased by $56 million, largely attributable to a higher statistical provision charge. This was driven by the growth in lending outstandings, in particular business lending products. Credit quality remains sound, with the level of non-accrual loans falling over the September 2005 year. The

September 2004 year also included the positive impact of statistical provisioning write-backs in the Cards and Business portfolios.

Financial performance – half year to 30 September 2005

Cash earnings before significant items in the September 2005 half declined 4.3% on the March 2005 half, impacted by provisions for non-lending losses relating to the over-charging of Choice Package home loan service fees ($63 million), over-collection of BAD tax ($3 million, with March 2005 half $7 million) and over-charging of penalty interest on FRIOL’s/PFRIOL’s ($18 million). Excluding these items, cash earnings grew by 3.8% in the September 2005 half.

Underlying profit was down 4.8% for the September 2005 half (up 2.6% excluding the $110 million increase in provisions for non-lending losses), influenced by the following factors:

•             Net interest income increased $107 million (5.7%), with strong growth in lending volumes driven by housing and business lending growth. Retail deposit balances have also increased for the half, driven by variable rate deposits following the introduction of new transaction and high yield savings products.

•             Business lending market share improved strongly over the half under RBA definitions (up 0.26 percentage points to 18.59%). Using APRA’s definition of the banking system, which includes bill acceptances within lending volumes, market share in business lending increased from 22.9% to 24.3%.

•             Housing lending market share (RBA definition) also increased (up 0.11 percentage points to 14.16%).

•             Other personal lending market share (RBA definition) was down 0.23 percentage points to 15.70%.

•             Market share in retail deposits (RBA definition) increased 0.10 percentage points over the half to 15.11%. Using APRA’s definition, market share of household deposits was flat for the half at 13.3%.

•             Net interest margin contracted 3 basis points to 2.49% for the half. This reflected stable product margins and a modest mix impact (2 basis points), while the increased reliance on wholesale funding was offset by a volume-driven increase in capital benefit.

•             Other operating income increased $73 million (6.8%), with lending-related fee revenues (up $31 million), particularly bill financing. Higher second half transactional, nominee and cards-based fee revenue (up $31 million) also contributed to the result, driven by buoyant market conditions and refreshed transaction account product offerings.

•             Operating expenses increased $251 million (17.0%), or 9.9% when adjusted for the $104 million increase relating to the three large non-lending losses. This reflects:

•                  A continued uplift in capabilities required to support the strategy of the business, with increased personnel costs ($21 million) reflecting an investment in people through higher variable performance rewards and incentives, and an increased investment in brand.

•                  A number of items impacting the comparability of expenses between periods ($42 million), including the transfer of employees into the Australian region and seasonal impacts.

After adjusting for the above items, underlying expense growth was $71 million (4.8%). This includes an increase in personnel costs ($39 million) including the impact of enterprise bargaining agreement changes, annual leave provisions and other salary increases, together with an increase in other costs, in part reflecting the increased activity and volumes within the business.

In addition to the above, project expenditure was $42 million higher, largely due to regulatory and compliance projects including Sarbanes Oxley, Basel and IFRS.

The above expense increases were partially offset by benefits flowing through from current-year restructuring initiatives ($23 million).

•             The cost to income ratio was 54.9% for the September half (51.2% after adjusting for the impact of large non-lending losses during the period).

The doubtful debt charge for the September 2005 half was broadly in line with the March 2005 half, reflecting continuing strong credit management of the growing lending portfolio. Credit quality indicators continued to improve during the September 2005 half, with non-accrual loans both in absolute terms and as a percentage of loans outstanding trending down.

Wealth Management Australia (1)

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Investments (2)	105	115	(8.7)	220	199	10.6
Insurance (3)	85	74	14.9	159	165	(3.6)
Other (including regulatory programs) (4)	(37)	(42)	11.9	(79)	(63)	(25.4)
Profit from operations (after tax)	153	147	4.1	300	301	(0.3)
Investment earnings on shareholders’ retained profits and capital from life businesses	67	47	42.6	114	69	65.2
Underlying operating profit after tax and outside equity interest	220	194	13.4	414	370	11.9
Prior year adjustments	—	—	—	—	(50)	large
Cash earnings before significant items (5)	220	194	13.4	414	320	29.4
Revaluation profit after tax	294	51	large	345	16	large
Net profit before significant items and after outside equity interest (5)	514	245	large	759	336	large

(1)	Wealth Management Australia division includes Asian operations.
(2)	Investments include funds management, funds administration and asset management.
(3)	Insurance includes retail insurance (retail risk insurance encompassing term, trauma and disability insurance, traditional life insurance and general insurance agency) and group insurance.
(4)

Other includes Financial Planning, other businesses and shareholders branches of the life companies and strategic investment expenditure. The costs of NAFiM investor compensation and enforceable undertakings are included in this line.

(5)	Refer to Note 1a for a reconciliation of the Wealth Management Australia result to Group net profit.

Financial performance – year to 30 September 2005

Cash earnings before significant items grew 29.4% to $414 million. Net profit before significant items and after outside equity interest for the year was $759 million. The result reflects solid growth in the Investments business despite the loss of transitional tax relief and strong investment earnings on shareholders’ retained profits and capital, which was offset by reduced profits in the Insurance business and increased regulatory compliance spend. The year to September 2004 was negatively impacted by prior year adjustments of $50 million.

The revaluation profit reflects the positive impact from strong investment earnings, ongoing expense control and changes in economic assumptions, partially offset by the impact of lower retail investment and corporate business margins.

Financial performance – half year to 30 September 2005

Cash earnings before significant items grew 13.4% on the March 2005 half to $220 million, reflecting strong investment earnings on shareholders’ retained profits and capital due to the continued strength of major stock markets, increased profits in the Insurance business primarily due to improved claims experience, and lower regulatory compliance spend. The result was adversely impacted by lower profits in the Investments business following the loss of transitional tax relief ($15 million).

Key Performance Measures

	Half Year to		Fav / (Unfav) Change	Year to		Fav / (Unfav) Change
	Sep 05	Mar 05	on Mar 05	Sep 05	Sep 04	on Sep 04
	$m	$m	%	$m	$m	%
Sales
Retail	4,763	4,533	5.1	9,296	9,112	2.0
Wholesale	1,908	1,777	7.4	3,685	4,528	(18.6)
Investment sales – Australia	6,671	6,310	5.7	12,981	13,640	(4.8)
Asia	23	25	(8.0)	48	48	—
Total Investment sales	6,694	6,335	5.7	13,029	13,688	(4.8)
Retail risk	41	36	13.9	77	75	2.7
Group	21	20	5.0	41	41	—
Other	20	19	5.4	39	30	30
Insurance sales – Australia	82	75	9.3	157	146	7.5
Asia	27	28	(3.6)	55	59	(6.8)
Total Insurance sales	109	103	5.8	212	205	3.4
Debt sales	1,298	733	77.1	2,031	1,529	32.8

Year to 30 September 2005

MasterKey platform retail sales increased 16% over the prior year. This strong result was partially offset by the closure of the MLC Platinum Global Fund offering to new MLC Investment Trust and Unit Trust investors. The wholesale investments business experienced lower sales during the year, reflecting the lumpy nature of flows in this business.

Total Insurance sales increased by 3.4% primarily due to solid general insurance sales, the result of an increased focus on cross-sell initiatives in the Australian region. Notwithstanding the increasingly competitive market, retail risk sales have increased 2.7% over the prior year.

Debt sales increased by 32.8% on the prior year reflecting the progress towards a more integrated offer and the introduction of Margin Lending onto the MasterKey Investment Service platform. The profit from debt sales emerges in the Australian Banking result.

Half year to 30 September 2005

Seasonal variations in Retail, Debt and Insurance sales are caused by the end of the tax year and the Christmas/New Year period, resulting in comparably higher sales in the September 2005 half.

In addition, the MasterKey platform experienced strong sales above the seasonal variations during the September 2005 half. This result was partially offset by lower sales in Plum, reflecting the lumpy nature of flows in this business.

Debt sales increased by 77.1% on the March 2005 half, reflecting the progress towards a more integrated offer and the introduction of Margin Lending onto the MasterKey Investment Service platform.

	As at			Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
				%	%
Full-time equivalent employees (FTEs) (No.)	4,252	4,393	4,746	(3.2)	(10.4)
Financial advisers
Bank channels (Australia)	466	476	460	(2.1)	1.3

Aligned channels
Australia	827	858	848	(3.6)	(2.5)
Asia	1,766	1,573	1,586	12.3	11.3
Total aligned channels	2,593	2,431	2,434	6.7	6.5
Financial advisers (No.) (1)	3,059	2,907	2,894	5.2	5.7

(1)

In addition to banking and aligned channels, Wealth Management Australia has relationships with over 3,000 External Financial Advisers in Australia at September 2005 (March 2005: 2,750, September 2004: 2,600).

FTEs are 3.2% and 10.4% below March 2005 and September 2004 respectively, following initiatives to align expenses to business volumes and transition to the new regional operating model.

Continued strong competition in the market has impacted adviser numbers in Australia, however adviser productivity has improved over the year. A number of initiatives, such as the refreshed licensee offer and the adviser scholarship program, are underway to assist in the recruitment and retention of advisers. These initiatives have resulted in a significant pipeline of new advisers transitioning to our network. Financial adviser numbers in Asia have increased following active recruitment across the region.

Investments

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	on Sep 04
	$bn	$bn	%	$bn	$bn	%
Total funds under management and administration
Spot	84.8	78.7	7.8	84.8	74.6	13.7
Average	80.8	77.7	4.0	79.2	70.2	12.8

	As at
	30 Jun 05	31 Dec 04	30 Jun 04
Market share - Australia % (1)
Total Master Funds (2)	16.7	17.4	17.8
Annual Master Funds inflows	12.8	12.8	13.3
Annual Master Funds outflows	13.9	14.7	15.9
Retail funds management (ex cash mgmt)(2)	12.9	13.2	13.3
Annual Retail inflows (ex cash mgmt)	10.6	10.3	10.5
Annual Retail outflows (ex cash mgmt)	10.8	11.1	11.4
Corporate Master Funds (2)	17.1	17.7	16.7
Net annual Corporate Master Funds flows	26.6	24.9	18.1

(1)	Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2005.
(2)	Corporate Master Funds are a subset of Total Master Funds and Retail Funds Management.

Financial performance – year to 30 September 2005

Investments profit from operations (after tax) increased 10.6%. The result was positively impacted by increased fee revenue following continued growth in funds under management and administration (FUM), with average FUM growing 12.8% over the year to September 2005. Partially offsetting this result was the impact of lower retail margins following changes to commission rates from 1 April 2005 ($6 million) and the loss of transitional tax relief on personal superannuation, business superannuation and allocated pension products written through the life companies from 1 July 2005 ($15 million). Additionally, the expected losses on a small portfolio of closed products which are loss making were brought to account ($5 million).

Wealth Management maintained the number one position in the target market of Master Fund FUM in Australia, with market share of 16.7% as at 30 June 2005. Gross annual Master Fund inflows of $9.0 billion were achieved, representing a market share of 12.8%, and ranking second in the industry. Retail FUM (ex cash management) market share was 12.9% ranking second in the industry as at 30 June 2005.

Wealth Management also maintained the number one ranking in Corporate Master Funds FUM, with market share of 17.1% as at 30 June 2005. Market share decreased from the prior period primarily due to a downward revision of the reported FUM in PLUM.

The cost to funds under management ratio for the Investments business* achieved 48 basis points as a result of increased funds under management and cost containment. This compares with 56 basis points for the year ended 30 September 2004.

Financial performance – half year to 30 September 2005

Investments profit from operations (after tax) for the September 2005 half was impacted by lower retail margins following changes to commission rates from 1 April 2005 ($6 million) and the loss of transitional tax relief ($15 million). Additionally, the expected losses on a small portfolio of closed products which are loss making were brought to account during the September half ($5m). Partially offsetting this was profit from the member protected portfolio due to strong investment earnings, which only arises in the September half ($6 million), and the positive impact of increased fee revenue following the 4.0% growth in average FUM driven by the continued strong investment market conditions. The cost to funds under management ratio for the Investments business* was 49 basis points for the September 2005 half (March half 50 basis points).

*Excludes volume-related expenses.

	Year ended 30 September 2005
	Opening Balance Sep 04	Inflows	Outflows	Investment Earnings	Other (2)	Closing Balance Sep 05
	$m	$m	$m	$m	$m	$m
Funds under management and administration (1)
Platforms	44,668	8,889	(6,867)	8,516	(1,841)	53,365
Wholesale	17,176	3,683	(3,978)	2,535	—	19,416
Other Retail and Trustee	12,188	206	(1,716)	920	(224)	11,374
Australia	74,032	12,778	(12,561)	11,971	(2,065)	84,155
Asia	572	264	(83)	45	(134)	664
Total	74,604	13,042	(12,644)	12,016	(2,199)	84,819

	Year ended 30 September 2004
	Opening Balance Sep 03	Inflows	Outflows	Investment Earnings	Other (2)	Closing Balance Sep 04
	$m	$m	$m	$m	$m	$m
Funds under management and administration (1)
Platforms	38,540	8,234	(6,413)	5,187	(880)	44,668
Wholesale	13,683	4,528	(2,454)	1,419	—	17,176
Other Retail and Trustee	14,002	200	(1,681)	806	(1,139)	12,188
Australia	66,225	12,962	(10,548)	7,412	(2,019)	74,032
Asia	516	265	(68)	27	(168)	572
Total	66,741	13,227	(10,616)	7,439	(2,187)	74,604

	Half Year ended 30 September 2005
	Opening Balance Mar 05	Inflows	Outflows	Investment Earnings	Other (2)	Closing Balance Sep 05
	$m	$m	$m	$m	$m	$m
Funds under management and administration (1)
Platforms	48,463	4,688	(3,465)	5,100	(1,421)	53,365
Wholesale	18,196	1,830	(2,324)	1,714	—	19,416
Other Retail and Trustee	11,453	125	(842)	492	146	11,374
Australia	78,112	6,643	(6,631)	7,306	(1,275)	84,155
Asia	587	135	(42)	20	(36)	664
Total	78,699	6,778	(6,673)	7,326	(1,311)	84,819

	Half Year ended 31 March 2005
	Opening Balance Sep 04	Inflows	Outflows	Investment Earnings	Other (2)	Closing Balance Mar 05
	$m	$m	$m	$m	$m	$m
Funds under management and administration (1)
Platforms	44,668	4,201	(3,402)	3,416	(420)	48,463
Wholesale	17,176	1,853	(1,654)	821	—	18,196
Other Retail and Trustee	12,188	81	(874)	428	(370)	11,453
Australia	74,032	6,135	(5,930)	4,665	(790)	78,112
Asia	572	129	(41)	25	(98)	587
Total	74,604	6,264	(5,971)	4,690	(888)	78,699

(1)

Balances have been restated to reflect the reclassification of PLUM from Wholesale to Platforms, and to reclassify products which have been closed to new business during the year from Platforms to Other Retail and Trustee.

(2)	Other includes trust distributions and flows due to the sale/purchase of businesses.

FUM of $84.8 billion at 30 September 2005 grew $10.2 billion or 13.7% from 30 September 2004, and by 7.8% from 31 March 2005, primarily due to strong investment earnings.

Platforms

Platform FUM comprises the MLC MasterKey offerings, MLC Investment Trust and PLUM. Platform net funds flows for the full year have been negatively impacted by the closure of product offerings to new MLC Investment Trust investors. Inflows into the MasterKey Investment Service, launched in March 2005 partially offset this result in the September 2005 half.

Wholesale

Solid inflows into JANA implemented consulting have been offset by lower net flows in the Capital National Alliance, reflecting the lumpy nature of flows in the wholesale business.

Other Retail & Trustee

Other Retail and Trustee consists of products that were closed to new business, funds under trusteeship and Traditional FUM. The outflows relate primarily to the closed National Investments products.

Asia

Underlying FUM growth of 25.6% has been partially offset by the impact of the strengthening Australian dollar against local currencies.

Insurance

	As at			Fav/(Unfav) Change on
	Sep 05	Mar 05	Sep 04	Mar 05	Sep 04
				%	%
Annual InForce Premiums ($m) (1)
Retail risk insurance	508.1	484.7	464.9	4.8	9.3
Group insurance	125.3	123.0	110.7	1.9	13.2

	As at
	30 Jun 05	31 Dec 04	30 Jun 04
Market share - Australia (%) (2)
Retail risk insurance	15.4	15.2	15.1
New retail risk annual premiums	11.4	12.4	13.6

(1)	Annualised inforce premiums for Australia only. Inforce premiums for Asia are not shown in this table as they are Traditional in nature.
(2)	Source: DEXX&R Life Analysis Reports as at 30 June 2005, 31 December 2004 and 30 June 2004. Retail risk insurance includes term, trauma and disability insurance.

Financial performance – year to 30 September 2005

Insurance profit from operations showed solid underlying growth, driven by higher annual inforce premiums and favourable claims experience (particularly in the September half). However, the result was adversely impacted by the finalisation of prior years’ tax returns ($7 million) and the implementation of a more conservative capital strategy in the year to September 2004, which resulted in lower investment-related profits ($5 million). This saw headline profit from operations (after tax) 3.6% lower for the year to September 2005.

At 30 June 2005 Wealth Management Australia maintained the number one position for retail risk annual inforce premiums with market share of 15.4%, underpinned by retention of the existing book of business. An increasingly competitive market has resulted in a fall in market share of new retail risk annual premiums to 11.4% at 30 June 2005.

Growth in the inforce premium book and cost containment has resulted in a cost to premium income ratio for the year of 15% compared with 18% for the September 2004 year.

Financial performance – half year to 30 September 2005

Insurance profit from operations (after-tax) increased by 14.9%, primarily due to improved claims experience in the individual lump sum and disability business. This was partially offset by finalisation of prior years’ tax returns.

The cost to premium income ratio for the September 2005 half of 15% compared to 16% in the March 2005 half.

	Year ended 30 September 2005
	Opening Balance Sep 04	Sales/New Business	Lapses & other movements	Closing Balance Sep 05
	$m	$m	$m	$m
Australia Full Year Inforce Premiums (1)
Retail risk	464.9	79.2	(36.0)	508.1
Group risk	110.7	37.2	(22.6)	125.3
Total	575.6	116.4	(58.6)	633.4

	Year ended 30 September 2004
	Opening Balance Sep 03	Sales/New Business	Lapses & other movements	Closing Balance Sep 04
	$m	$m	$m	$m
Australia Full Year Inforce Premiums (1)
Retail risk	416.9	76.8	(28.8)	464.9
Group risk	109.1	43.9	(42.3)	110.7
Total	526.0	120.7	(71.1)	575.6

	Half Year ended 30 September 2005
	Opening Balance Mar 05	Sales/New Business	Lapses & other movements	Closing Balance Sep 05
	$m	$m	$m	$m
Australia Half Year Inforce Premiums (1)
Retail risk	484.7	42.2	(18.8)	508.1
Group risk	123.0	16.9	(14.6)	125.3
Total	607.7	59.1	(33.4)	633.4

	Half Year ended 31 March 2005
	Opening Balance Sep 04	Sales/New Business	Lapses & other movements	Closing Balance Mar 05
	$m	$m	$m	$m
Australia Half Year Inforce Premiums (1)
Retail risk	464.9	37.0	(17.2)	484.7
Group risk	110.7	20.3	(8.0)	123.0
Total	575.6	57.3	(25.2)	607.7

(1)       Inforce premiums for Asia are not shown in this table as they are Traditional in nature.

Other

Financial performance – year to 30 September 2005

The loss on Other items for the year to September 2005 includes $20 million of strategic investment expenditure on the Amazon program (compared to $26 million in the year to September 2004). The September 2005 result was negatively impacted by increased spend on regulatory and compliance projects ($13 million) including enforceable undertakings, increased discretionary project expenditure ($13 million) and lower profits in the non-life businesses and shareholders branches of the life companies ($10 million). These negative items were partially offset by an insurance recovery relating to the NAFiM Investor Compensation payments ($27 million). The year to September 2004 was positively impacted by $13 million relating to the settlement of a legal claim and the finalisation of 2003 tax returns.

Financial performance – half year to 30 September 2005

The loss on Other items for the September 2005 half includes $6 million of strategic investment expenditure on the Amazon program (compared to $14 million in the March 2005 half). The September 2005 half was positively impacted by lower spend on regulatory and compliance projects ($8 million). The insurance recovery relating to the NAFiM Investor Compensation payments received in the September 2005 half was $8 million (compared to $19 million in the March 2005 half).

Investment earnings on shareholders’ retained profits and capital from life businesses

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Investment earnings on shareholders’ retained profits and capital from life business
Investments	50	33	51.5	83	48	72.9
Insurance	17	14	21.4	31	21	47.6
Total	67	47	42.6	114	69	65.2

Shareholders’ capital is invested in fixed interest and cash (75%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements. The average asset balances of the life insurance statutory funds for the year was $1.7 billion.

Investment earnings generated on shareholders’ invested capital in the life insurance statutory funds for the year to September 2005 was $114 million, in line with the strong performance of the major stock markets over the year.

Prior year adjustments

Following a number of years of considerable change impacting the Wealth Management Group, a full review of tax processes and balances was launched during 2004. The outcomes of the review were the recognition of prior year negative adjustments for tax of $50 million in the year to September 2004. These adjustments were reflected within change in policy liabilities.

Valuation and revaluation profit

The valuation represents the market value of the subsidiaries of the parent life company, National Australia Financial Management Limited (NAFiM). The Wealth Management entities in New Zealand and Europe have remained subsidiaries of NAFiM despite the reorganisation of the business along regional lines, and are therefore still included within the valuation. The valuation provided represents the combined value of the Group’s debt and equity interests in the subsidiaries of NAFiM. The Group’s debt interests principally relate to loans to Wealth Management Europe and New Zealand used to fund the acquisition of the existing life insurance and funds management businesses of National Australia Group Europe and Bank of New Zealand.  The reconciliation between the market valuation below and the deduction for capital adequacy purposes is outlined in note 17.

Included within Wealth Management operations, but excluded from the valuation are businesses such as National Australia Trustees and NAFiM’s own business. The valuation also excludes the value created from banking product sales through Wealth Management channels.

The valuation increased $549 million or 8.4% from $6,509 million at 30 September 2004 to $7,058 million at 30 September 2005. The underlying growth was 11.8% after removing the impacts of dividend payments ($149 million), transfer of franking credits ($42 million), and the impact of economic assumption changes. Values shown are directors’ market valuations. The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast, using, for the Australian and New Zealand entities, risk discount rates specified by the directors. The components comprising the change in value are summarised below:

NAFiM subsidiaries

Market value summary ($m)

	Net assets	Value of inforce business	Embedded value	Value of future new business	Market value
Market value at 30 September 2004	1,605	2,411	4,016	2,493	6,509

Operating profits after tax of NAFiM subsidiaries	418	—	418	—	418
Capital and other movements	(226)	22	(204)	—	(204)
Increase in shareholders’ net assets	192	22	214	—	214
Revaluation profit /(loss) components before tax:
- Business assumptions & roll forward
Roll forward of DCF		321	321	—	321
Change in assumptions & experience		114	114	(58)	56
- Tax consolidations – transfer of franking credits to National Group		(42)	(42)	—	(42)
Revaluation profit before tax	—	393	393	(58)	335
Foreign exchange excess movements	42	(42)	—	—	—
Market value at 30 September 2005	1,839	2,784	4,623	2,435	7,058

Tax benefit on revaluation profit		10	10	—	10
Revaluation profit after tax	—	403	403	(58)	345

Revaluation Profit

The revaluation profit before tax of $335 million represents the growth in market value after allowing for changes in shareholder net assets, and is driven by anticipated growth in market values utilising the assumptions adopted at the previous valuation ($321 million) and changes to assumptions at this valuation and/or experience since the prior valuation ($56 million).

The positive $56 million impact from change in assumptions and experience primarily reflects the positive impact from higher than expected investment earnings and ongoing expense control, which was offset partially by the impact of lower assumed margins for retail and corporate funds management products.

The Europe, Asian and New Zealand businesses had positive experience in local currency.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and business segment are summarised below:

NAFiM subsidiaries

Market value summary ($m)

	Net assets	Value of inforce business	Embedd -ed value	Value of future new business	At 30 Sep 05 Market value	At 30 Sep 04 Market value
By region
Australia	1,424	2,310	3,734	2,247	5,981	5,690
Europe	181	236	417	48	465	446
New Zealand	37	54	91	19	110	85
Asia	197	184	381	121	502	288
Market value at 30 September 2005	1,839	2,784	4,623	2,435	7,058	6,509
By business segment
Investments	1,006	1,358	2,364	1,434	3,798	3,455
Insurance	868	1,481	2,349	963	3,312	2,998
Other	(35)	(55)	(90)	38	(52)	56
Market value at 30 September 2005	1,839	2,784	4,623	2,435	7,058	6,509

The buy-out of the Hong Kong minority interests was funded by debt, which is included in the Other segment. The corresponding increase in value from the buy-out is included in the Investments and Insurance segments.

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	September 2005			September 2004
	New business multiplier(2)	Risk discount rate	Franking credit assumptn	New business multiplier	Risk discount rate	Franking credit assumptn
		(%)	(%)		(%)	(%)
Assumptions applied in the determination of market value(1)
Investments	8.7	10.9-12.0	70	8.9	11.0-12.1	70
Insurance	9.6	10.9	70	9.6	11.0	70
New Zealand	9.9	11.4-12.5	70	7.1	11.7-12.8	70
Hong Kong	9.0	12.0	—	9.0	12.0	—

(1)

The bulk of the European valuation was performed on a consolidated basis. Where the European business valuations identified separate values of inforce business and future new business, approximate methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in the European valuations at 30 September 2005 was 10.0% (10.5% at 30 September 2004).

(2)	New business multipliers are historical multipliers, and express the value of future business as a multiple of value derived from the most recent 12 months actual sales.

Management Discussion & Analysis – Total UK

TOTAL UK

Summary (includes ongoing and disposed operations)

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Cash earnings before significant items
UK Banking	215	266	(19.2)	481	594	(19.0)
Wealth Management UK (1)	14	31	(54.8)	45	17	large
Total UK	229	297	(22.9)	526	611	(13.9)

(1)	Refer to page 45 for a detailed performance summary of the Total UK result and refer to note 1a for a reconciliation of UK Banking and Wealth Management UK’s result to Group net profit.

Financial performance highlights

The result reflects a business that has been investing in key areas to turn around a period of declining profits. In the ongoing operations a stable underlying profit position was supported by clear evidence of accelerating asset growth and growing business momentum.

Business developments

•                  As at 30 September 2005 the UK operation comprised 425 branches, 78 Financial Solutions Centres and 923 ATMs providing financial solutions to over 2.6 million customers.

•                  The National’s UK Growth Program continues to create an efficient, differentiated business that delivers leading products, great service and sustainable shareholder value. The key achievements to date are:

•                  32 financial solutions centres operational in the South East of England by 30 September 2005 adding £636million of lending volumes and £140million of deposit volumes to the balance sheet;

•                  significant progress has been made with the roll out of the financial solutions concept into the heartland markets in the north of England and Scotland with centres operating to Integrated Financial Solutions (IFS) principles. Physical premises upgrades have been completed at Dundee, Doncaster and Bolton and further schemes will shortly complete at Edinburgh, Leicester, Dunfermline and Coventry. This is a two-year programme that will upgrade all 33 business banking centres. Good growth has been experienced over the year with £3.2billion of lending balances and £0.9billion of deposit balances added excluding the impact of the Irish banks sale;

•                  the re-alignment of the Group’s high street branch presence to reflect changing customer usage and needs, including the closure of 24 branches and the establishment of 57 ‘flagship’ branches in key centres, which will also offer banking services to the micro-business segment;

•                  third party distribution channel exceeded the target of gross mortgage advances of £800m by adding £989m completions by 30 September 2005. This expansion into the mortgage intermediary market has now led to over 300 relationships with many of the UK’s leading brokers;

•                  the provision of account access for Clydesdale Bank customers at any of the UK’s 14,000 Post Offices;

•                  to diversify the region’s balance sheet funding options (in light of the new limits set by APS 222 and the tighter APRA imposed restrictions) the Clydesdale Bank Money Market Desk was opened on 4th April 2005. It has successfully launched a US$5bn Commercial Paper Programme that at the end of September had raised £0.5bn.  Short term funding has been further improved by the addition of £0.8bn in Certificates of Deposit and a further £0.9bn from inter-bank deposits; and

•                  Northern and National Irish Banks were sold on 28 February 2005 to Danske Bank A/S generating a net profit on sale after all disposal costs including taxation of A$1,043 million. The remaining UK operation will continue to provide certain support functions to Danske Bank A/S at an agreed cost for an 18 month transitional period from the date of sale.

Commitment to the Community

In the UK we have been involved in number of community activities, including:

•                  Clydesdale Bank sponsorship of the Scottish Commonwealth Games team;

•                  Yorkshire Bank sponsorship of Opera North and the Twenty20 Cup; and

•                  Launch of a new charity partnership initiative with the British Heart Foundation, the UK’s heart charity.

Restructuring Activity

Restructuring is underway with the reconfiguration of the distribution networks and streamlining of operations. These restructuring initiatives generated £21million in pre tax savings in September 2005 half.

Total UK (Banking & Wealth Management) Ongoing Operations

The following section considers the performance of the ongoing operations of Total UK. It is based on pro-forma information for both current and comparative periods, which has been calculated as Total UK, adjusting for the following:

•                  excludes the contribution of the Irish Banks to the Total UK results (refer to Note 2a for a reconciliation of the Irish Banks’ results). The Irish Banks were sold on 28 February 2005;

•                  excludes the UK custody business, the closure of which was fully provided for in the financial statements at September 2004; and

•                  excludes National Australia Life Company Limited, which was sold on 31 December 2003.

A complete view of the Total UK operations is set out on page 45.

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	£m	£m	%	£m	£m	%
Pounds sterling
Net interest income	350	334	4.8	684	678	0.9
Other operating income (1)	222	183	21.3	405	342	18.4
Total income	572	517	10.6	1,089	1,020	6.8
Other operating expenses (1)	(374)	(330)	(13.3)	(704)	(641)	(9.8)
Underlying profit	198	187	5.9	385	379	1.6
Charge to provide for doubtful debts	(53)	(35)	(51.4)	(88)	(80)	(10.0)
Cash earnings before tax	145	152	(4.6)	297	299	(0.7)
Income tax expense	(50)	(46)	(8.7)	(96)	(87)	(10.3)
Cash earnings before significant items	95	106	(10.4)	201	212	(5.2)

(1)

The five months to 28 February 2005 exclude certain fixed head office expenses recharged to the Irish Banks that from 1 March 2005 can no longer be recharged. The March 2005 half includes one month’s income recharge receivable by the UK for transitional services to be provided to Danske Bank A/S. Recharges continued in each month of the six months to September 2005. Refer to detailed performance summary for further detail of impact.

Key Performance Measures

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
			%			%
Performance & profitability
Return on average assets (annualised)	0.80%	0.93%		0.86%	0.96%
Cost to income ratio	65.4%	63.8%		64.6%	62.8%
Cash earnings per average FTE (annualised) (£’000)	20	21		21	21
Net interest income
Net interest margin	3.77%	3.91%		3.84%	4.16%
Net interest spread	3.01%	3.53%		3.27%	3.87%
Average balance sheet (£bn)
Gross loans and acceptances	17.4	15.6	11.5	16.5	14.5	13.8
Interest-earning assets	18.5	17.1	8.2	17.8	16.3	9.2
Retail deposits	11.6	11.2	3.6	11.4	10.9	4.6

Key Performance Measures

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
Full-time equivalent employees (FTE)	9,480	9,772	10,072
Asset quality
Gross non-accrual loans (£m)	48	60	76
Gross loans and acceptances (£bn)	18.8	16.3	15.3
Gross non-accrual loans to gross loans and acceptances	0.26%	0.37%	0.49%
Specific provision to gross impaired assets	78.6%	56.0%	56.9%
Financial advisers
Bank channels	115	112	118
Aligned channels	43	53	54
Financial advisers (no.)	158	165	172
Funds under management and administration (£m)	1,623	1,513	1,674

Financial performance of ongoing operations (in local currency) – year to 30 September 2005

Cash earnings before significant items decreased 5.2% on the September 2004 year reflecting higher expenses and charges to provide for doubtful debts partially offset by an improved income position.

Underlying profit increased 1.6% on the September 2004 result driven by the following factors:

•                  Net interest income has increased 0.9%, however excluding the benefit from the four month retention of the proceeds from the Irish bank sale of £19m, net interest income decreased 1.9%. Growing momentum from the Integrated Financial Solutions centres and Third Party Distribution has led to strong underlying volume growth with this being offset by the managed effects of margin contraction and a changing portfolio mix.

•                  Average lending balances increased 13.8%, predominantly 11.2% from IFS and Third Party Distribution.  The continuing focus on mortgage lending, consistent with the growth strategy, has resulted in growth of average mortgage balances of 19.9%; 8.4% from Integrated Financial Solutions Centres, 6.9% from the third party distribution channel, and 4.6% from the branch network.

•                  Average Retail deposit balances grew 4.6% driven by pricing initiatives on existing products and the launch of Current Account Plus designed to attract ‘new to bank’ customers.

•                  Net interest margin has decreased 32 basis points from 4.16% to 3.84%. Excluding the benefit of the proceeds from the sale of the Irish Banks, held for four months, the underlying margin decline was 43 basis points. This decline reflects the shift to lower-margin products across the lending and deposit portfolios. Within Lending higher margin personal loans and credit cards have not experienced volume growth at a comparable rate due to the deliberately re-priced lower margin offerings, such as the Offset Mortgage and Residential Development Loans, targeted in the expansion strategy.  Savings Accounts have been re-priced to attract liability growth and customers have moved to lower margin products.

•                  Other operating income has increased 18.4% reflecting

•                  an increase in origination fees of £12.1million driven by the volume growth of the Integrated Financial Solutions Centres and third party propositions;

•                  higher annual management charges on Funds Under Management of £3.1 million driven by strengthening investment market performance in the current year;

•                  the profit on property transactions of £21 million; and

•                  new income from Danske Bank A/S of £19 million in respect of transitional services (offset by an increase in expenses).

•                  Operating expenses have increased 9.8% driven by:

•                  increase of £19 million due to costs associated with transitional services provided to Danske Bank A/S;

•                  costs associated with the transformation of the business have grown by £50million including the costs of approximately 260 new staff in the Integrated Financial Solutions Centres, additional property associated costs, advertising and marketing costs, additional brokerage commission costs as a result of 4,810 more mortgage completions through the third party channel and a self sustaining incentive scheme aimed at rewarding strong income performance; and

•                  overhead costs previously internally charged to the Ireland operation of £24million, and targeted to be managed out the business over 18 months from the date of sale.

Partially offset by

•                  Reduced expenditure on Front End Replacement and investment projects partly offset by increased spend on compliance (Sarbanes Oxley and Basel II) projects (net decrease £12 million); and

•                  £21 million savings from the restructuring initiatives provided for in the March 2005 half. To date the initiatives have delivered a spot FTE reduction of 782.

The charge to provide for doubtful debts has increased 10% on September 2004. This was driven by the market deterioration in credit cards, the temporary downturn in the and personal lending books within the Yorkshire Bank brand over the last six months and additional statistical provision charges as a result of increased lending growth. This has been partially offset by lower provisioning resulting from attracting higher net worth customers from the Integrated Financial Solutions and the impacts of a re-rating and data cleanse exercise.

Financial performance of ongoing operations (in local currency) – half year to 30 September 2005

Cash earnings before significant items decreased 10.4% on the March 2005 half reflecting a higher income position offset by increased expenses and charges to provide for doubtful debts.

Underlying profit increased by 5.9% with the following factors driving the result:

•                  Net interest income has increased 4.8%, however excluding the benefit of holding the proceeds from the Irish bank sale on deposit 3 months in the September 2005 half (£14.5 million) and for one month in the March 2005 half (£4.5 million), net interest income increased 1.8%. This increase again reflects the growing momentum of the Integrated Financial Solutions centres and third party distribution network with strong underlying volume growth again being partially offset by the managed effects of further margin contraction and changing portfolio mix.

•                  Average lending volumes increased 11.5% on prior corresponding period (9.9% from Integrated Financial Solutions Centres and Third Party Distribution). The continuing focus on mortgage lending has resulted in growth of mortgage volumes of 11.5%; 4.2% from Integrated Financial Solutions and 6.4% from third party distribution.

•                  Average Retail deposit volumes grew 3.6% driven by pricing initiatives on existing products and the launch of Current Account Plus designed to attract ‘new to bank’ customers.

•                  Net interest margin has decreased 14 basis points from 3.91% to 3.77%. Excluding the benefit of the proceeds from the sale of the Irish Banks, held for three months in the September 2005 half, the underlying margin decline was 25 basis points. This decline reflects the shift to lower-margin products across the portfolio. Within Lending higher margin personal loans and credit cards have not experienced volume growth at a comparable rate to the deliberately re-priced lower margin offerings. Savings accounts have been re-priced to attract liability growth and customers have moved to lower margin products.

•                  Other operating income is 21.3% higher reflecting:

•                  an increase in origination fees of £6.1 million driven by the growth of the IFS and third party propositions;

•                  lower profit share income from creditor insurance of £8 million reflecting the fact that this income is traditionally received in the first half of the year;

•                  the profit on property transactions of £21million; and

•                  new income from Danske Bank A/S of £15 million for the provision of transitional services (offset by an increase in expenses).

•                  Operating expenses have increased 13.3% driven by:

•                  increase of £15 million due to costs associated with transitional services provided to Danske Bank A/S;

•                  costs associated with the UK Growth Program have increased by £21 million including the recruitment and ongoing costs of 156 staff in the Integrated Financial Solutions Centres, additional property associated costs, advertising and marketing costs, additional brokerage commission costs as a result of more mortgage completions through the third party channel and a self sustaining incentive scheme aimed at rewarding strong income performance;

•                  overhead costs previously internally charged to the Ireland operation of £16 million and are targeted to be managed out the business over 18 months from the date of sale; and

•                  additional investment spend in the second half (£7million) on integration and compliance investment.

Partially offset by:

•                  £21 million savings from the restructuring initiatives provided for in the March 2005 half.  To date the initiatives have delivered a gross FTE reduction of 782 (including 64 through natural attrition) mostly in the final quarter.

The charge to provide for doubtful debts has increased 51.4% (£18million) on the March 2005 half. This was driven by deterioration in the credit card market, the temporary downturn of the Yorkshire Bank personal lending book over the last six months and the additional statistical provision charges as a result of increased lending growth. This has been partially offset by lower provisioning from attracting higher quality customers from the Integrated Financial Solutions Centres and the impacts of a re-rating and data cleanse exercise.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes the Irish Banks)

Performance Summary – Total UK (Banking & Wealth Management)

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Australian dollars
Net interest income	835	1,002	(16.7)	1,837	2,158	(14.9)
Other operating income	530	522	1.5	1,052	1,075	(2.1)
Total income	1,365	1,524	(10.4)	2,889	3,233	(10.6)
Other operating expenses	(894)	(1,006)	11.1	(1,900)	(2,138)	11.1
Underlying profit	471	518	(9.1)	989	1,095	(9.7)
Charge to provide for doubtful debts	(125)	(91)	(37.4)	(216)	(224)	3.6
Cash earnings before tax	346	427	(19.0)	773	871	(11.3)
Income tax expense	(117)	(130)	10.0	(247)	(260)	5.0
Cash earnings before significant items (1)	229	297	(22.9)	526	611	(13.9)

(1)       Refer to Note 1a for a reconciliation of UK Banking and Wealth Management UK’s result to Group net profit.

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	£m	£m	%	£m	£m	%
Pounds sterling
Net interest income	350	409	(14.4)	759	874	(13.2)
Other operating income	222	214	3.7	436	435	0.2
Total income	572	623	(8.2)	1,195	1,309	(8.7)
Other operating expenses	(374)	(412)	9.2	(786)	(864)	9.0
Underlying profit	198	211	(6.2)	409	445	(8.1)
Charge to provide for doubtful debts	(53)	(37)	(43.2)	(90)	(91)	1.1
Cash earnings before tax	145	174	(16.7)	319	354	(9.9)
Income tax expense	(50)	(53)	5.7	(103)	(106)	2.8
Cash earnings before significant items	95	121	(21.5)	216	248	(12.9)

Key Performance Measures

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
			%			%
Performance & profitability
Return on average assets (annualised)	0.80%	0.85%		0.83%	0.88%
Cost to income ratio	65.4%	66.1%		65.8%	66.0%
Cash earnings per average FTE (annualised) (£’000)	20	20		20	19
Net interest income
Net interest margin	3.77%	3.69%		3.73%	3.96%
Net interest spread	3.01%	3.13%		3.08%	3.54%
Average balance sheet (£bn)
Gross loans and acceptances	17.4	19.2	9.4	18.3	19.5	(6.2)
Interest-earning assets	18.5	22.3	(17.0)	20.4	22.0	(7.3)
Retail deposits	11.6	15.0	(22.7)	13.3	15.4	(13.6)

	As at
	30 Sep 05	31 Mar 05	30 Sep 04

Full-time equivalent employees (FTE)	9,480	9,772	12,865
Asset quality
Gross non-accrual loans (£m)	48	60	109
Gross loans and acceptances (£bn)	18.8	16.3	20.4
Gross non-accrual loans to gross loans and acceptances	0.26%	0.37%	0.53%
Specific provision to gross impaired assets	78.6%	56.0%	46.0%
Financial advisers
Bank channels	115	112	157
Aligned channels	43	53	64
Financial advisers (no.)	158	165	221
Funds under management and administration (£m)	1,623	1,513	1,674

Management Discussion & Analysis – Total New Zealand

TOTAL NEW ZEALAND

Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Cash earnings before significant items
New Zealand Banking	160	159	0.6	319	296	7.8
Wealth Management New Zealand	8	4	large	12	11	9.1
Total New Zealand	168	163	3.1	331	307	7.8

Financial performance highlights

New Zealand’s cash earnings growth has been driven by solid volume growth and market share gains in an intensely competitive banking environment. New Zealand, through its focus on a long-term strategy and measured re-investment in the franchise, is well positioned to continue market share gains across key segments and to drive sustainable earnings growth going forward.

Business developments

•                  An increasing share in the key market segments of housing, youth and SME has been achieved throughout the year with the launch of new competitive products and a stepped up focus on sales. This has achieved further market share growth in the home loan segment. The September 2005 half has also seen the launch of a ‘Business First’ suite of products specifically for the SME market.

•                  The recent rise in brand awareness and preference continues with strong support for the latest “Unbeatable” housing campaign. The “Any fixed rate, any big bank - WE’LL BEAT IT or we’ll give you $100” promotion has proved to be a great success.

•                  Initiatives to deepen customer relationships through improved customer service has seen BNZ rated as the best customer service for a contact centre over 50 seats across all industries in New Zealand for two years running.

Commitment to the Community

•                  Sponsorship of the New Zealand Commonwealth Games team for Melbourne 2006 as a Principal Partner and its motto “together in pursuit of excellence” reinforces the goal of being number one in the financial services market;

•                  Principal charitable sponsorship, the Bank of New Zealand Kiwi Recovery Trust - a partnership between the Bank and the Department of Conservation, for the preservation of kiwis in the wild; and

•                  The Bank of New Zealand Katherine Mansfield Awards for short story writing, enjoyed its most successful year yet. Now in its 56th year, the awards continue to attract the cream of New Zealand’s writing talent.

Total New Zealand (Banking & Wealth Management)

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Australian dollars
Net interest income	394	388	1.5	782	720	8.6
Other operating income	204	202	1.0	406	402	1.0
Total income	598	590	1.4	1,188	1,122	5.9
Other operating expenses	(327)	(337)	3.0	(664)	(633)	(4.9)
Underlying profit	271	253	7.1	524	489	7.2
Charge to provide for doubtful debts	(25)	(12)	large	(37)	(21)	(76.2)
Cash earnings before tax	246	241	2.1	487	468	4.1
Income tax expense	(78)	(78)	—	(156)	(161)	3.1
Cash earnings before significant items (1)	168	163	3.1	331	307	7.8

(1)       Refer to Note 1a for a reconciliation of New Zealand Banking and Wealth Management New Zealand’s result to Group net profit.

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
New Zealand dollars
Net interest income	428	420	1.9	848	810	4.7
Other operating income	222	219	1.4	441	453	(2.6)
Total income	650	639	1.7	1,289	1,263	2.1
Other operating expenses	(353)	(366)	3.6	(719)	(710)	(1.3)
Underlying profit	297	273	8.8	570	553	3.1
Charge to provide for doubtful debts	(28)	(13)	large	(41)	(24)	(70.8)
Cash earnings before tax	269	260	3.5	529	529	—
Income tax expense	(85)	(84)	(1.2)	(169)	(181)	6.6
Cash earnings before significant items	184	176	4.5	360	348	3.4

Key Performance Measures

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
			%			%
Performance & profitability
Return on average assets (annualised)	0.98%	1.00%		0.99%	1.06%
Cost to income ratio	54.3%	57.3%		55.8%	56.2%
Cash earnings per average FTE (annualised) (NZ$’000)	80	78		79	76
Net interest income
Net interest margin	2.37%	2.50%		2.43%	2.61%
Net interest spread	2.07%	2.21%		2.14%	2.42%
Average balance sheet (NZ$bn)
Gross loans and acceptances	31.8	29.4	8.2	30.6	26.5	15.5
Interest-earning assets	36.1	33.7	7.1	34.9	30.9	12.9
Retail deposits	18.1	17.4	4.0	17.8	16.9	5.3

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
Full-time equivalent employees (FTE)	4,645	4,549	4,596
Asset quality
Gross non-accrual loans (NZ$m)	113	97	93
Gross loans and acceptances (NZ$bn)	32.5	30.3	27.9
Gross non-accrual loans to gross loans and acceptances	0.35%	0.32%	0.33%
Specific provision to gross impaired assets	34.1%	27.1%	24.6%
Market share (%) (1)
Housing	16.2	16.2	15.9
Agribusiness	17.9	17.8	17.5
Cards	30.5	30.8	30.5
Retail deposits (personal & business)	19.1	18.7	18.3

(1)       Source: RBNZ

Financial performance (in local currency) – year to 30 September 2005

Cash earnings before significant items increased 3.4% on the September 2004 year. This was a particularly pleasing result given that BNZ grew market share in key segments in what was an intense period of competition in the New Zealand banking environment. Another outstanding achievement given the competition was overall loan growth of 16%. Margins did however continue to decline in the sector as customers preferred to fix future interest rates given the two official cash rate rises in the current year and an expectation of more to come.

Underlying profit increased 3.1% on the September 2004 year as a result of the following factors:

•                  Net interest income grew 4.7% (9.5% excluding the negative impact of an internal change in capital allocation) reflecting strong volume growth in housing, business lending and retail deposits offset by downward pressure on the net interest margin.

•                  Lending volumes have experienced one of the strongest periods of growth led by housing at 18%. This reflects the continuing success of the home loan strategy led by its high profile “Unbeatable” campaigns. Business lending grew 15% and Retail Deposits grew 7% over the prior year.

•                  The decline in the net interest margin by 18 basis points to 2.43% included an 11 basis point decline due to a change in capital allocation (offset in Group Funding with no impact on total Group margin). The remaining 7 basis point decline was due to heightened competition combined with a change in product mix as customers continued to move to lower margin fixed rate products in a low, but rising interest rate environment.

•                  Other operating income declined 2.6% with the continued focus on making the customer proposition attractive in order to drive sustainable and longer-term relationships. The program of ensuring customer awareness of its best priced offerings saw customers continue to change their banking arrangements to more cost effective channels and products. A strong increase in volume related fees largely offset this decline.

•                  Operating expenses increased 1.3% following the re-investment in the franchise for its people, processes and infrastructure. Higher personnel costs due to annual remuneration reviews, technology and compliance projects, and increased spend on brand and network. The long-term re-investment has seen BNZ receive numerous service awards for its Customer Contact Centres and gains in customer satisfaction in recent times.

Overall asset quality remains sound with the ratio of gross non-accrual loans to gross loans and acceptances up by 2bp to 0.35%. The increase in the charge for doubtful debts during the year relates to a single large exposure.

Financial performance (in local currency) – half year to 30 September 2005

Cash earnings before significant items increased by 4.5% on the March 2005 half, reflecting solid volume growth and lower expenses offset by increased charges to provide for doubtful debts.

Underlying profit increased 8.8% on the March 2005 half as a result of a number of factors:

•                  Net interest income grew by 1.9% reflecting double digit volume growth (annualised) in housing, business lending and retail deposits partly offset by a decline in margins as customers continued to lock in fixed rates. Housing volume growth continued the momentum generated by the “Unbeatable” campaigns while Business Lending volume growth increased as customers continued to invest in their businesses. Retail deposits volumes have benefited from targeted campaigns in the current half.

•                  Net interest margin declined 13 basis points from 2.50% to 2.37% due to a lower benefit from deposit margins in the September half. Deposits margins benefited from the 50 basis point increase in the Official Cash Rate in the March 2005 half. Lending margins continue to be impacted by competitive pressures and change in product mix.

•                  Other operating income has remained relatively flat, as growth in volume driven fees has been offset by simplified fees structures and a trend by customers to move to lower cost channels.

•                  Operating expenses decreased 3.6% mainly as a result of continued focus on expenses and timing of personnel and project costs.

The ratio of gross non-accrual loans to gross loans and acceptances has increased 3 basis points to 0.35% since the March 2005 half year. Overall asset quality remains sound despite additional provision charges in the September 2005 half relating to a single exposure.

Management Discussion & Analysis – Institutional Markets & Services

INSTITUTIONAL MARKETS & SERVICES

Institutional Markets & Services (IMS) comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions Group and a Support Services unit.

IMS is transitioning from a ‘relationship management’ business model aimed at the Corporate and Financial Institutions segments, to a ‘product specialist/product management’ business model aimed at providing products across the Group’s client base. With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group. IMS operates through an international network of offices in Australia, UK, New Zealand, the Americas and Asia.

As reported at March 2005 half year, a detailed review of the IMS operating model, regional footprint and strategic alignment has been undertaken during the year. During the September half, IMS has implemented a program to lift return on equity and grow cash earnings through:

•                  Consolidation of the Asian footprint, including establishing a business hub in Hong Kong and the exit of IMS activities in Seoul, Singapore, Tokyo and Malaysia;

•                  Exiting from non-core businesses in the Americas (Energy and Utilities, Real Estate, Public Finance and Structured Finance);

•                  Reduction of low yielding Risk Weighted Assets, increased capital velocity and operating from a lower capital base going forward; and

•                  Leveraging the NAB franchise to increase cross-sell of Markets products and increase Project Finance and Structured Products lines.

Business developments

•                  IMS has made considerable progress in enhancing risk systems and procedures in accordance with the remedial actions specified by APRA and the ASIC enforceable undertakings. A key outcome was the re-opening in May 2005 of the foreign currency options trading desk. IMS progress to date includes:

•                  Completion of IMS specific ASIC enforceable undertaking work;

•                  Continued focus on proactive management of Regulatory Compliance issues, including APRA remediation; and

•                  Transformation of compliance behaviour.

•                  IMS has experienced some early successes as part of the transformation of the business, and has been recognised externally as follows:

•                  Ranked No.1 as mandated arranger of Australasian Project Finance loans for the first half of 2005, as adjudged by Dealogic Project Finance Review (July 2005); and

•                  Ranked No.1 in Australian Loan Syndications for the six months to 30 June 2005, as reported by Thomson Financial, Second Quarter 2005.

Commitment to the Community

IMS community investment programs include community partnerships, charitable giving and financial support. Staff are supported and encouraged to volunteer their skills and expertise in the community.

Some of the specific IMS initiatives are as follows:

•                  In Australia, continued support of the Financial Markets Foundation for Children - an organisation dedicated to supporting medical research into children’s diseases;

•                  In the UK, sponsorship of the Australia Film Festival in London, development of a bespoke program for the central London community involving children attending workshops on animated film and donation of computer hardware to local schools; and

•                  In the US, involvement in the organising of the annual spring benefit for the Yorkville Common Pantry - an organisation that is the largest, non-sectarian, neighbourhood based provider of emergency food in New York City.

Restructuring Activity

During the year a restructuring charge of $121m pre-tax was incurred and recognised as a significant item. This related to a number of initiatives, including rebasing the Asia and Americas operations, improving operational efficiency, and the replacement of the Markets technology platform.

Restructuring activities have resulted in a gross reduction of 167 full time equivalent employees in the 2005 year. This has partially been offset by staff to support the increased investment in the risk control framework and new business growth.

Performance Summary

			Fav/(Unfav) Change on
	Year to			Sep 04
	Sep 05	Sep 04	Sep 04	Ex FX(1)
	$m	$m	%	%
Net interest income	543	618	(12.1)	(11.2)
Other operating income	919	866	6.1	6.6
Total income	1,462	1,484	(1.5)	(0.8)
Operating expenses	(735)	(705)	(4.3)	(5.4)
Underlying profit	727	779	(6.7)	(6.4)
Charge to provide for doubtful debts	(24)	(113)	78.8	79.6
Cash earnings before tax	703	666	5.6	6.0
Income tax expense	(90)	(99)	9.1	9.1
Cash earnings before significant items	613	567	8.1	8.6
Net profit attributable to outside equity interest	—	(9)	large	large
Cash earnings before significant items and after outside equity interest (2)	613	558	9.9	10.4

			Fav/(Unfav) Change on
	Half Year to			Mar 05
	Sep 05	Mar 05	Mar 05	Ex FX(1)
	$m	$m	%	%
Net interest income	262	281	(6.8)	(5.7)
Other operating income	433	486	(10.9)	(10.5)
Total income	695	767	(9.4)	(8.7)
Operating expenses	(369)	(366)	(0.8)	(1.6)
Underlying profit	326	401	(18.7)	(18.2)
Charge to provide for doubtful debts	24	(48)	large	large
Cash earnings before tax	350	353	(0.8)	—
Income tax expense	(45)	(45)	—	—
Cash earnings before significant items	305	308	(1.0)	—
Net profit attributable to outside equity interest	—	—	—	—
Cash earnings before significant items and after outside equity interest (2)	305	308	(1.0)	—

(1)	Change expressed at constant exchange rates.
(2)	Refer to Note 1a for a reconciliation of Institutional Markets & Services’ result to Group net profit.

Key Performance Measures

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
			%			%
Performance & profitability
Return on average Risk Weighted Assets (3) (annualised)	0.87%	0.81%		0.85%	0.73%
Return on average assets (annualised)	0.40%	0.37%		0.39%	0.35%
Cost to income ratio	53.1%	47.7%		50.3%	47.5%
Cash earnings per average FTE (annualised) ($’000) (4)	301	298		300	280
Net interest income
Net interest margin	0.41%	0.40%		0.41%	0.47%
Average balance sheet ($bn)
Core lending	37.6	40.6	(7.4)	38.9	38.4	1.3
Gross loans and acceptances (5)	41.6	45.4	(8.4)	43.6	43.9	(0.7)
Interest-earning assets – external	94.6	101.4	(6.7)	98.0	96.8	1.2
Interest-earning assets – internal (6)	33.6	38.4	(12.5)	35.8	33.1	8.2
Interest-earning assets – total	128.2	139.8	(8.3)	133.8	129.9	3.0

(3)	Risk Weighted Assets calculated on internal model rather than standard model to enable a more representative comparison between periods.
(4)	Cash earnings before significant items and after outside equity interest.
(5)	Gross loans and acceptances equate to core lending, non-accrual loans and bill acceptances.
(6)	Internal interest-earning assets include funding of the Group’s operations.

Key Performance Measures

				Fav /	Fav /
				(Unfav)	(Unfav)
	As at			Change on	Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
				%	%
Spot Balance sheet ($bn)
Interest-earning assets – external	78.0	84.9	100.9	(8.1)	(22.7)
Interest-earning assets – internal (5)	32.3	35.4	35.5	(8.8)	(9.0)
Interest-earning assets – total	110.3	120.3	136.4	(8.3)	(19.1)

Full-time equivalent employees (FTE)	1,993	2,066	2,073
Asset quality
Gross non-accrual loans ($m)	435	501	423
Gross loans and acceptances ($bn)	38.9	43.4	45.0
Gross non-accrual loans to gross loans and acceptances	1.12%	1.15%	0.94%
Specific provision to gross impaired assets	29.5%	31.7%	29.0%

Financial performance – year to 30 September 2005

Cash earnings before significant items and after outside equity interests of $613m increased by 9.9% on the prior year. The financial performance for the 2004 year was dominated by the impact of the currency options incident, a reduced risk profile, and the diversion of senior staff to addressing remediation actions. During 2005 whilst considerable effort has been applied to remedial actions and an improved control framework, management focus has returned to building a portfolio of businesses which will deliver sustainable client income streams and improved return on equity.

As part of this program, IMS has undergone significant rebasing of its businesses in Asia and the Americas and is transforming to a lower capital base business by reducing capital in low yielding risk weighted assets, increasing capital velocity and the number of product lines to improve the level of cross sales into the NAB franchise. In addition, earnings were impacted by $14m due to the sale of the Irish banks in March 2005.  The movement in exchange rates has not significantly impacted the IMS business in the current reporting period.

Underlying profit decreased 6.7% on the September 2004 year as a result of the following factors:

•                  Total income was in line with the prior year (1.5% lower), with net interest income down by 12.1% and other operating income higher by 6.1%. The key movements were due to:

•                  Markets net interest income globally was negatively impacted by rising US interest rates during 2005. Partially offsetting this was an increase in net interest income in Credit Products as the September 2004 year included a reversal of capitalised interest of $38m on a large project finance exposure which was classified as a non-accrual loan.

•                  Other operating income was higher largely due to an improved performance from Markets in Australia arising from a strong client appetite for Interest Rate products and new business initiatives in Credit Products. Partially offsetting this performance was reduced Structured Products income due to legislative changes in Europe and lower fee income from the Corporate Loan Portfolio following the strategy to exit low yielding assets.

•                  Expenses increased 4.3% due to increased staffing costs reflecting the full year impact of the investment in creating an enhanced control environment in 2004 and EBA salary increases in 2005. However on a spot basis, the number of full-time equivalent employees has reduced by 3.9% reflecting the transformation initiatives which have been undertaken in IMS including the rebasing of the Asian and US operations.

•                  Average external interest-earning assets have increased by $1.2 billion (1.2%) on the September 2004 full year average mainly as a result of an increase in average Markets assets and an increase in average core lending assets with customers switching from bill acceptances. Total average gross loans and acceptances reduced marginally (0.7% lower) for the year. However, on a spot basis, external interest-earning assets are down by $22.9 billion (22.7%), following the strategic decision to release capital invested in low yielding assets to improve returns in the IMS business, and as a result of legislative changes in Europe reducing the level of Structured Finance assets.

•                  Return on average Risk Weighted Assets has improved 12 basis points to 0.85%. The increase is due to the combination of higher earnings and a reduction in capital deployed in the business of $565m (14.5%) (based off the mid point of the ACE target range) arising from strategy to exit low yielding risk weighted assets.

•                  The underlying net interest margin on lending products for IMS has remained stable for the year. The reported net interest margin incorporates interest and assets associated with the Group’s funding activities and this has reduced by 6 basis points to 0.41% for the year to September 2005.  This is primarily due to lower net interest income generated by the Markets area that was impacted by rising US interest rates.

The lower charge to provide for bad and doubtful debts (78.8% lower) reflects a high level of specific provisions taken on historical exposures in 2004, with current year statistical provision write-backs mainly due to the strategy to reduce low yielding assets to improve return on equity. Improvements in the credit quality of IMS assets have also contributed.

Asset quality remains strong, with the level of exposures rated as investment grade or above improving from 92.7% at 30 September 2004 to 94.1% at 30 September 2005. This result is in line with the reduced charge for doubtful debts in 2005. The level of gross non-accrual loans to gross loans and acceptances has deteriorated from 0.94% at 30 September 2004 to 1.12%, mainly due to the reduction in gross loans and acceptances (13.6% lower) following the strategic decision to release capital invested in low yielding assets.  The specific provision coverage to gross impaired assets has marginally improved 0.5 percentage points to 29.5%.

Financial performance – half year to 30 September 2005

Cash earnings before significant items and after outside equity interests of $305 million decreased by 1.0% on the March 2005 half. However, after excluding the earnings from the Irish banks that were sold in the March 2005 half year, cash earnings increased by 0.7% on the prior half year. The result was driven by the following factors:

Underlying profit decreased 18.7% on the March 2005 half as a result of the following factors:

•                  Total income was 9.4% lower than the prior half year, with net interest income down by 6.8% and other operating income lower by 10.9%. This was largely due to the impact in the September 2005 half of strategies employed to improve return on equity across all IMS product portfolios, including rebasing of the Asia and US operations, sale of the Irish banks, legislative changes in Europe reducing Structured Finance activity, and lower Markets income which was impacted by rising US interest rates.

•                  Expenses increased by 0.8% primarily due to higher deal related costs and expenses related to governance projects.

•                  Return on average Risk Weighted Assets improved 6 basis points to 0.87% due to the ongoing focus of releasing low yielding risk weighted assets resulting in a reduction of capital deployed in IMS of $320m (8.7%) (based off the mid point of the ACE target range).

•                  Average external interest-earning assets reduced by $6.8 billion (6.7%) mainly driven by the strategic decision to release capital invested in low yielding assets to improve returns in the IMS business, and as a result of legislative changes in Europe reducing the level of Structured Finance assets. This also explains the reduction in Gross loans and acceptances of $3.8 billion (8.4%) and a similar reduction on a spot basis.

The lower charge to provide for bad and doubtful debts in the September half (150.0% lower), reflects favourable re-ratings to prior period specific charges for exposures in Australia, Europe and Americas. Reduced statistical provision charges due to the exiting of low yielding assets arising from the strategy to improve return on equity also contributed.

Asset quality remains strong, however the level of exposures rated as investment grade has marginally reduced from 94.8% at March 2005 to 94.1% at September 2005 due to the strategic decision to exit low yielding assets which are typically investment grade. The level of non-accrual loans has reduced by $66 million (13.2% lower) with the sale of certain US energy and utilities exposures. This was also the main driver of the reduction of 2.2 percentage points (to 29.5%) in the coverage ratio of specific provisions to gross impaired assets.

Management Discussion & Analysis – Other (Group Funding & Corporate Centre)

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	$m	$m	$m	$m
Cash earnings before significant items
Group Funding	33	(56)	89	(23)	(65)	42
Corporate Centre	(64)	(144)	80	(208)	(76)	(132)
Other (1)	(31)	(200)	169	(231)	(141)	(90)

(1)       Refer to Note 1a for a reconciliation of Other (including Group Funding & Corporate Centre) to Group net profit.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of divisional performance over time.

Financial performance – year to 30 September 2005

Group Funding’s deficit reduced in the September 2005 year by $42 million primarily due to:

•                  Increase in interest income received from other Group companies in respect of funding;

•                  Increased interest income earned on surplus group funds;

•                  Increased income resulting from management and administration fees following the securitisation of mortgage assets earlier this year; partly offset by

•                  A higher capital benefit paid to operating divisions as a result of higher economic capital being attributed to those divisions resulting from a change in capital allocation (offset in the operating divisions – no impact on Group results).

Financial performance – half year to 30 September 2005

Group Funding made a $33 million contribution in the September 2005 half compared with a $56 million deficit in the March 2005 half. The increase of $89 million is primarily due to:

•                  Increase in interest income received from other Group companies in respect of funding;

•                  Interest income earned on surplus group funds; and

•                  Income resulting from funding activities undertaken during the September 2005 half.

Corporate Centre

Corporate Centre comprises the following non-operating units - Finance and Risk Management (including Nautilus Insurance), People & Culture and Group Development (which incorporates previous functions such as Technology, Office of the CEO, Corporate Affairs and Business Development).

Financial performance – year to 30 September 2005

Corporate Centre’s deficit for the September 2005 year is $208 million compared with a $76 million deficit reported in the September 2004 year. The $132 million increase is primarily due to:

•                  costs of $49 million associated with a Northern Bank robbery in December 2004 (note an additional $7 million has been recognised in the Total UK Regional results);

•                  costs associated with the outcome of a legal action in South Korea awarded against the National of $49 million;

•                  self-insurance costs payable to NAFIM $19 million (after tax); and

•                  increased costs, primarily in Finance and Risk Management, around Basel, SOX and IFRS, and the creation of new functions and activities to address regulatory and structural changes.

Financial performance – half year to 30 September 2005

Corporate Centre’s deficit for the half year of $64 million compares with the $144 million deficit reported for the March 2005 half year. The decrease of $80 million is primarily due to:

•                  the non occurrence of the costs incurred in the March 2005 half in Nautilus Insurance in respect of the Northern Bank robbery and the South Korea legal action, as described above;

•                  the non occurrence of the costs incurred in the March 2005 half for self-insurance costs payable to NAFIM on insurance recoveries of $19 million (after-tax), as described above; partly offset by

•                  a larger proportion of the yearly short term incentive accrual recorded in the September 2005 half year than was recorded in the March 2005 half.

SECTION 6

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements. For the Group’s financial statements refer to the Appendix 4E filed with the ASX.

1a.	Performance Summary by Division	58
1b.	Performance Summary for Total Banking	62
1c.	Performance Summary for Total Banking excluding Irish Banks	63
2.	Irish Banks	64
3.	Net Interest Income	67
4.	Net Interest Margins & Spreads	68
5.	Average Balance Sheet & Related Interest	70
6.	Gross Loans & Advances	75
7.	Deposits & Other Borrowings	78
8.	Net Life Insurance Income	80
9.	Revenue	81
10.	Expenses	83
11.	Full Time Equivalent Employees	85
12.	Doubtful Debts	86
13.	Asset Quality	87
14.	Income Tax Reconciliation	89
15.	Significant Items	91
16.	Exchange Rates	92
17.	Capital Adequacy	94
18.	Reconciliation of Number of Shares	97
19.	Cash Earnings per Share	98
20.	Geographic Performance Summary	99
21.	Risk Management	100
22.	Transition to Australian Equivalents of International Financial Reporting Standards	102

Detailed Financial Information - Note 1a: Performance Summary by Division

1a. PERFORMANCE SUMMARY BY DIVISION

Year to		Banking					Total	Wealth Management (WM)			Total	Elimina-	Total
30 September 2005	Note	Aust	UK	NZ	IMS	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3	3,883	1,827	779	543	44	7,076	(7)	10	3	6	—	7,082
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	1,517	—	9	1,526	—	1,526
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	142	—	4	146	—	146
Other operating income (4)	9	2,235	891	355	919	(57)	4,343	635	242	21	898	(139)	5,102
Net operating income		6,118	2,718	1,134	1,462	(13)	11,419	2,287	252	37	2,576	(139)	13,856
Operating expenses (5)	10	(3,209)	(1,788)	(621)	(735)	(238)	(6,591)	(633)	(193)	(26)	(852)	139	(7,304)
Underlying profit		2,909	930	513	727	(251)	4,828	1,654	59	11	1,724	—	6,552
Charge to provide for doubtful debts	12	(257)	(216)	(37)	(24)	—	(534)	—	—	—	—	—	(534)
Cash earnings before tax		2,652	714	476	703	(251)	4,294	1,654	59	11	1,724	—	6,018
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(641)	—	1	(640)	—	(640)
Other	14	(791)	(233)	(157)	(90)	20	(1,251)	11	(14)	—	(3)	—	(1,254)
Cash earnings before significant items, distributions and outside equity interest		1,861	481	319	613	(231)	3,043	1,024	45	12	1,081	—	4,124
WM revaluation profit after tax		—	—	—	—	—	—	345	—	—	345	—	345
Goodwill amortisation		—	(60)	(7)	—	(31)	(98)	—	—	—	—	—	(98)
Net profit/(loss) before significant items		1,861	421	312	613	(262)	2,945	1,369	45	12	1,426	—	4,371
Significant items after tax	15	(246)	863	(10)	(76)	(103)	428	(38)	(19)	—	(57)	—	371
Net profit/(loss)		1,615	1,284	302	537	(365)	3,373	1,331	26	12	1,369	—	4,742
Net profit - outside equity interest		—	—	—	—	—	—	(610)	—	—	(610)	—	(610)
Net profit/(loss) attributable to members of the Company		1,615	1,284	302	537	(365)	3,373	721	26	12	759	—	4,132
Distributions													(204)
Earnings attributable to ordinary shareholders													3,928

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)       Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

Year to		Banking					Total	Wealth Management (WM)			Total	Elimina-	Total
30 September 2004	Note	Aust	UK	NZ	IMS	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3	3,701	2,150	719	618	(4)	7,184	(2)	8	1	7	—	7,191
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	913	1	5	919	—	919
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	90	1	2	93	—	93
Other operating income (4)	9	2,122	887	354	866	(64)	4,165	528	255	24	807	(141)	4,831
Net operating income		5,823	3,037	1,073	1,484	(68)	11,349	1,529	265	32	1,826	(141)	13,034
Operating expenses (5)	10	(2,771)	(1,958)	(595)	(705)	(90)	(6,119)	(564)	(249)	(21)	(834)	141	(6,812)
Underlying profit		3,052	1,079	478	779	(158)	5,230	965	16	11	992	—	6,222
Charge to provide for doubtful debts	12	(201)	(224)	(21)	(113)	—	(559)	—	—	—	—	—	(559)
Cash earnings before tax		2,851	855	457	666	(158)	4,671	965	16	11	992	—	5,663
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(303)	—	2	(301)	—	(301)
Other	14	(858)	(261)	(161)	(99)	17	(1,362)	23	1	(2)	22	—	(1,340)
Cash earnings before significant items, distributions and outside equity interest		1,993	594	296	567	(141)	3,309	685	17	11	713	—	4,022
WM revaluation profit after tax		—	—	—	—	—	—	16	—	—	16	—	16
Goodwill amortisation		—	(62)	(10)	—	(31)	(103)	—	—	—	—	—	(103)
Net profit/(loss) before significant items		1,993	532	286	567	(172)	3,206	701	17	11	729	—	3,935
Significant items after tax	15	(123)	(85)	(46)	(292)	217	(329)	(12)	(43)	—	(55)	—	(384)
Net profit/(loss)		1,870	447	240	275	45	2,877	689	(26)	11	674	—	3,551
Net profit - outside equity interest		—	—	—	(9)	—	(9)	(365)	—	—	(365)	—	(374)
Net profit/(loss) attributable to members of the Company		1,870	447	240	266	45	2,868	324	(26)	11	309	—	3,177
Distributions													(187)
Earnings attributable to ordinary shareholders													2,990

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)       Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

Half Year to		Banking					Total	Wealth Management (WM)			Total	Elimina-	Total
30 September 2005	Note	Aust	UK	NZ	IMS	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3	1,995	830	392	262	48	3,527	(5)	5	2	2	—	3,529
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	1,031	—	—	1,031	—	1,031
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	80	—	3	83	—	83
Other operating income (4)	9	1,154	462	177	433	7	2,233	323	104	10	437	(58)	2,612
Net operating income		3,149	1,292	569	695	55	5,760	1,429	109	15	1,553	(58)	7,255
Operating expenses (5)	10	(1,730)	(836)	(306)	(369)	(104)	(3,345)	(340)	(94)	(7)	(441)	58	(3,728)
Underlying profit		1,419	456	263	326	(49)	2,415	1,089	15	8	1,112	—	3,527
Charge to provide for doubtful debts	12	(127)	(125)	(25)	24	—	(253)	—	—	—	—	—	(253)
Cash earnings before tax		1,292	331	238	350	(49)	2,162	1,089	15	8	1,112	—	3,274
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(449)	—	1	(448)	—	(448)
Other	14	(382)	(116)	(78)	(45)	18	(603)	36	(1)	(1)	34	—	(569)
Cash earnings before significant items, distributions and outside equity interest		910	215	160	305	(31)	1,559	676	14	8	698	—	2,257
WM revaluation profit after tax		—	—	—	—	—	—	294	—	—	294	—	294
Goodwill amortisation		—	(29)	(3)	—	(16)	(48)	—	—	—	—	—	(48)
Net profit/(loss) before significant items		910	186	157	305	(47)	1,511	970	14	8	992	—	2,503
Significant items after tax	15	(180)	(39)	(9)	(93)	(97)	(418)	(22)	(10)	—	(32)	—	(450)
Net profit/(loss)		730	147	148	212	(144)	1,093	948	4	8	960	—	2,053
Net profit - outside equity interest		—	—	—	—	—	—	(456)	—	—	(456)	—	(456)
Net profit/(loss) attributable to members of the Company		730	147	148	212	(144)	1,093	492	4	8	504	—	1,597
Distributions													(109)
Earnings attributable to ordinary shareholders													1,488

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)       Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

Half Year to		Banking					Total	Wealth Management (WM)			Total	Elimina-	Total
31 March 2005	Note	Aust	UK	NZ	IMS	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3	1,888	997	387	281	(4)	3,549	(2)	5	1	4	—	3,553
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	486	—	9	495	—	495
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	62	—	1	63	—	63
Other operating income (4)	9	1,081	429	178	486	(64)	2,110	312	138	11	461	(81)	2,490
Net operating income		2,969	1,426	565	767	(68)	5,659	858	143	22	1,023	(81)	6,601
Operating expenses (5)	10	(1,479)	(952)	(315)	(366)	(134)	(3,246)	(293)	(99)	(19)	(411)	81	(3,576)
Underlying profit		1,490	474	250	401	(202)	2,413	565	44	3	612	—	3,025
Charge to provide for doubtful debts	12	(130)	(91)	(12)	(48)	—	(281)	—	—	—	—	—	(281)
Cash earnings before tax		1,360	383	238	353	(202)	2,132	565	44	3	612	—	2,744
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(192)	—	—	(192)	—	(192)
Other	14	(409)	(117)	(79)	(45)	2	(648)	(25)	(13)	1	(37)	—	(685)
Cash earnings before significant items, distributions and outside equity interest		951	266	159	308	(200)	1,484	348	31	4	383	—	1,867
WM revaluation profit after tax		—	—	—	—	—	—	51	—	—	51	—	51
Goodwill amortisation		—	(31)	(4)	—	(15)	(50)	—	—	—	—	—	(50)
Net profit/(loss) before significant items		951	235	155	308	(215)	1,434	399	31	4	434	—	1,868
Significant items after tax	15	(66)	902	(1)	17	(6)	846	(16)	(9)	—	(25)	—	821
Net profit/(loss)		885	1,137	154	325	(221)	2,280	383	22	4	409	—	2,689
Net profit - outside equity interest		—	—	—	—	—	—	(154)	—	—	(154)	—	(154)
Net profit/(loss) attributable to members of the Company		885	1,137	154	325	(221)	2,280	229	22	4	255	—	2,535
Distributions													(95)
Earnings attributable to ordinary shareholders													2,440

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)       Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

Detailed Financial Information - Note 1b: Performance Summary for Total Banking

1b. PERFORMANCE SUMMARY FOR TOTAL BANKING

Total Banking includes the Banking operations within Total Australia, Total UK and Total New Zealand, as well as Institutional Markets & Services, and Other (including Group Funding and Corporate Centre). It excludes the Wealth Management operations within Total Australia, Total UK and Total New Zealand.

			Fav / (Unfav)
	Year to		Change on Sep 04
	Sep 05	Sep 04		Ex FX (1)
	$m	$m	%	%
Comparison to September 2004 full year
Net interest income	7,076	7,184	(1.5)	(1.4)
Other operating income (2)	4,343	4,165	4.3	4.7
Total income	11,419	11,349	0.6	0.8
Other operating expenses (2)	(6,591)	(6,119)	(7.7)	(8.1)
Underlying profit	4,828	5,230	(7.7)	(7.7)
Charge to provide for doubtful debts	(534)	(559)	4.5	3.4
Cash earnings before tax	4,294	4,671	(8.1)	(8.2)
Income tax expense	(1,251)	(1,362)	8.1	8.2
Cash earnings before significant items and outside equity interest	3,043	3,309	(8.0)	(8.2)
Net profit attributable to outside equity interest	—	(9)	large	large
Cash earnings before significant items (3)	3,043	3,300	(7.8)	(7.9)

			Fav / (Unfav)
	Half Year to		Change on Mar 05
	Sep 05	Mar 05		Ex FX (1)
	$m	$m	%	%
Comparison to March 2005 half year
Net interest income	3,527	3,549	(0.6)	—
Other operating income (2)	2,233	2,110	5.8	6.5
Total income	5,760	5,659	1.8	2.4
Other operating expenses (2)	(3,345)	(3,246)	(3.0)	(3.9)
Underlying profit	2,415	2,413	0.1	0.5
Charge to provide for doubtful debts	(253)	(281)	10.0	8.9
Cash earnings before tax	2,162	2,132	1.4	1.7
Income tax expense	(603)	(648)	6.9	6.5
Cash earnings before significant items and outside equity interest	1,559	1,484	5.1	5.3
Net profit attributable to outside equity interest	—	—	—	—
Cash earnings before significant items (3)	1,559	1,484	5.1	5.3

Key Performance Measures

	Half Year to		Year to
	Sep 05	Mar 05	Sep 05	Sep 04
Performance & profitability
Cost to income ratio	58.1%	57.4%	57.7%	53.9%

(1)       Change expressed at constant exchange rates.

(2)       Total Banking is before inter-divisional eliminations.

(3)       Refer to Note 1a for a reconciliation of Total Banking to Group net profit and a reconciliation of Total Banking to the Divisional Performance Summary.

Detailed Financial Information - Note 1c: Performance Summary for Total Banking excluding Irish Banks

1c. PERFORMANCE SUMMARY FOR TOTAL BANKING EXCLUDING IRISH BANKS

	Year to						Fav / (Unfav)
	Sep 05			Sep 04			Change on Sep 04
	Total Banking	Total Irish Banks (3)	Total Banking ex Irish Banks	Total Banking	Total Irish Banks (3)	Total Banking ex Irish Banks	Total Banking	Total Banking ex Irish Banks
	$m	$m	$m	$m	$m	$m	%	%
Comparison to September 2004 full year
Net interest income	7,076	(197)	6,879	7,184	(505)	6,679	(1.5)	3.0
Other operating income (1)	4,343	(80)	4,263	4,165	(192)	3,973	4.3	7.3
Total income	11,419	(277)	11,142	11,349	(697)	10,652	0.6	4.6
Other operating expenses (1)	(6,591)	200	(6,391)	(6,119)	494	(5,625)	(7.7)	(13.6)
Underlying profit	4,828	(77)	4,751	5,230	(203)	5,027	(7.7)	(5.5)
Charge to provide for doubtful debts	(534)	6	(528)	(559)	17	(542)	4.5	2.6
Cash earnings before tax	4,294	(71)	4,223	4,671	(186)	4,485	(8.1)	(5.8)
Income tax expense	(1,251)	22	(1,229)	(1,362)	57	(1,305)	8.1	5.8
Cash earnings before significant items and outside equity interest	3,043	(49)	2,994	3,309	(129)	3,180	(8.0)	(5.8)
Net profit attributable to outside equity interest	—	—	—	(9)	—	(9)	large	large
Cash earnings before significant items (2)	3,043	(49)	2,994	3,300	(129)	3,171	(7.8)	(5.6)

	Half Year to						Fav / (Unfav)
	Sep 05			Mar 05			Change on Mar 05
	Total Banking	Total Irish Banks (3)	Total Banking ex Irish Banks	Total Banking	Total Irish Banks (3)	Total Banking ex Irish Banks	Total Banking	Total Banking ex Irish Banks
	$m	$m	$m	$m	$m	$m	%	%
Comparison to March 2005 half year
Net interest income	3,527	—	3,527	3,549	(197)	3,352	(0.6)	5.2
Other operating income (1)	2,233	—	2,233	2,110	(80)	2,030	5.8	10.0
Total income	5,760	—	5,760	5,659	(277)	5,382	1.8	7.0
Other operating expenses (1)	(3,345)	—	(3,345)	(3,246)	200	(3,046)	(3.0)	(9.8)
Underlying profit	2,415	—	2,415	2,413	(77)	2,336	0.1	3.4
Charge to provide for doubtful debts	(253)	—	(253)	(281)	6	(275)	10.0	8.0
Cash earnings before tax	2,162	—	2,162	2,132	(71)	2,061	1.4	4.9
Income tax expense	(603)	—	(603)	(648)	22	(626)	6.9	3.7
Cash earnings before significant items and outside equity interest	1,559	—	1,559	1,484	(49)	1,435	5.1	8.6
Net profit attributable to outside equity interest	—	—	—	—	—	—	—	—
Cash earnings before significant items (2)	1,559	—	1,559	1,484	(49)	1,435	5.1	8.6

(1)       Total Banking is before inter-divisional eliminations.

(2)       Refer to Note 1a for a reconciliation of Total Banking to Group net profit and a reconciliation of Total Banking to the Divisional Performance Summary.

(3)       Refer to Note 2a for a reconciliation to the divisional breakdown of Irish Banks.

Detailed Financial Information - Note 2a: Irish Banks - Divisional Breakdown of Irish Banks

2a. IRISH BANKS - DIVISIONAL BREAKDOWN OF IRISH BANKS

	Five Months to Feb 05				Half Year to Sep 04				Half year to Mar 04
				Total Irish				Total Irish				Total Irish
	UK (1)	IMS	Other	Banks	UK (1)	IMS	Other	Banks	UK (1)	IMS	Other	Banks
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Banking
Net interest income	185	4	8	197	253	4	9	266	225	6	8	239
Other operating income	72	8	—	80	88	10	—	98	83	11	—	94
Banking net operating income	257	12	8	277	341	14	9	364	308	17	8	333
Wealth Management (WM)
Net interest income	—	—	—	—	—	—	—	—	1	—	—	1
Other operating income	2	—	—	2	6	—	—	6	5	—	—	5
Net operating income	259	12	8	279	347	14	9	370	314	17	8	339
Banking operating expenses	(195)	(5)	—	(200)	(255)	(6)	—	(261)	(228)	(5)	—	(233)
Wealth Management operating expenses	(3)	—	—	(3)	(7)	—	—	(7)	(6)	—	—	(6)
Charge to provide for doubtful debts	(6)	—	—	(6)	(9)	—	—	(9)	(15)	7	—	(8)
Cash earnings before tax	55	7	8	70	76	8	9	93	65	19	8	92
Income tax expense:
Other	(18)	(2)	(2)	(22)	(21)	(3)	(2)	(26)	(24)	(5)	(2)	(31)
Cash earnings before significant items, distributions and outside equity interest	37	5	6	48	55	5	7	67	41	14	6	61
WM revaluation profit/(loss) after tax	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill amortisation (2)	—	—	—	—	—	—	—	—	—	—	—	—
Net profit before significant items	37	5	6	48	55	5	7	67	41	14	6	61
Significant items after tax	—	—	—	—	—	—	—	—	—	—	—	—
Net profit	37	5	6	48	55	5	7	67	41	14	6	61
Net profit - outside equity interest	—	—	—	—	—	—	—	—	—	—	—	—
Net profit attributable to members of the Company	37	5	6	48	55	5	7	67	41	14	6	61
Distributions	—	—	—	—	—	—	—	—	—	—	—	—
Earnings attributable to ordinary shareholders	37	5	6	48	55	5	7	67	41	14	6	61

(1)       Refers to the Total UK operating division, including UK Banking and Wealth Management UK.

(2)       Goodwill amortisation of $2 million (September 2004 half: $2 million and March 2004 half: $2 million) is included in the Group results.

Detailed Financial Information - Note 2b: Summary of Assets and Liabilities ex Irish Banks

2b. SUMMARY OF ASSETS AND LIABILITIES EXCLUDING THE IRISH BANKS

	As at					Change on
				Irish	Group	Group
	Group Reported			Banks(1)	Proforma	Proforma
	Note	30 Sep 05	30 Sep 04	30 Sep 04	30 Sep 04	Sep 04
		$m	$m	$m	$m	%
Assets
Cash and liquid assets		8,430	8,080	1,104	6,976	20.8
Due from other financial institutions		15,477	23,494	1,159	22,335	(30.7)
Due from customers on acceptances		27,627	16,344	1	16,343	69.0
Trading securities		15,957	24,248	—	24,248	(34.2)
Trading derivatives		13,959	17,939	—	17,939	(22.2)
Available for sale securities		3,857	4,610	1	4,609	(16.3)
Investment securities		7,466	11,513	514	10,999	(32.1)
Investments relating to life insurance business		50,500	41,013	—	41,013	23.1
Loans and advances	(i)	260,053	247,836	13,082	234,754	10.8
Shares in entities and other securities		75	158	—	158	(52.5)
Regulatory deposits		118	177	36	141	(16.3)
Property, plant and equipment		1,974	2,257	219	2,038	(3.1)
Income tax assets		1,530	1,367	26	1,341	14.1
Goodwill		522	632	13	619	(15.7)
Other assets		12,043	11,641	219	11,422	5.4
Total assets		419,588	411,309	16,374	394,935	6.2
Liabilities
Due to other financial institutions		36,322	43,768	1,774	41,994	(13.5)
Liability on acceptances		27,627	16,344	1	16,343	69.0
Trading derivatives		12,407	16,150	9	16,141	(23.1)
Deposits and other borrowings	(ii)	209,079	219,028	12,184	206,844	1.1
Life insurance policy liabilities		42,123	36,134	—	36,134	16.6
Income tax liabilities		1,381	1,178	24	1,154	19.7
Provisions		1,823	1,129	77	1,052	73.3
Bonds, notes and subordinated debt		39,238	32,573	—	32,573	20.5
Other debt issues		1,559	1,612	—	1,612	(3.3)
Other liabilities		13,749	13,627	1,203	12,424	10.7
Total liabilities		385,308	381,543	15,272	366,271	5.2
Net assets		34,280	29,766	1,102

(1) Represents the consolidated net assets of Northern Bank Limited and National Irish Bank Limited (the Irish Banks), plus goodwill attributed to the consolidation of those entities at 30 September 2004.

Detailed Financial Information - 2b: Summary of Assets and Liabilities ex Irish Banks

(i) Loans and advances

	As at				Change on
			Irish	Group	Group
	Group Reported		Banks	Proforma	Proforma
	30 Sep 05	30 Sep 04	30 Sep 04	30 Sep 04	Sep 04
	$m	$m	$m	$m	%
Housing	139,481	125,773	4,860	120,913	15.4
Term lending	84,744	84,236	5,417	78,819	7.5
Overdrafts	12,302	12,967	2,131	10,836	13.5
Leasing	15,926	16,027	539	15,488	2.8
Credit cards	6,769	6,876	255	6,621	2.2
Other	5,382	6,499	1	6,498	(17.2)
Total gross loans and advances	264,604	252,378	13,203	239,175	10.6
Less: Unearned income	(2,133)	(2,024)	(9)	(2,015)	5.9
Provisions for doubtful debts	(2,418)	(2,518)	(112)	(2,406)	0.5
Total net loans and advances	260,053	247,836	13,082	234,754	10.8

(ii) Deposits and other borrowings

Deposits not bearing interest	10,981	13,516	2,700	10,816	1.5
On-demand and short-term deposits	84,702	83,114	5,713	77,401	9.4
Certificates of deposit	26,769	34,130	—	34,130	(21.6)
Term deposits	63,575	66,212	3,769	62,443	1.8
Total deposits	186,027	196,972	12,182	184,790	0.7
Securities sold under agreements to repurchase	5,108	2,809	—	2,809	81.8
Borrowings	17,944	19,247	2	19,245	(6.8)
Total deposits and other borrowings	209,079	219,028	12,184	206,844	1.1

Detailed Financial Information - Note 3: Net Interest Income

3. NET INTEREST INCOME

				Fav / (Unfav)			Fav / (Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
		$m	$m	%	$m	$m	%
Group
Interest income
Loans to customers		9,122	8,704	4.8	17,826	15,879	12.3
Other		1,629	1,417	15.0	3,046	2,771	9.9
Total interest income	9	10,751	10,121	6.2	20,872	18,650	11.9
Interest expense
Deposits and other borrowings		(5,369)	(5,032)	(6.7)	(10,401)	(8,672)	(19.9)
Other		(1,853)	(1,536)	(20.6)	(3,389)	(2,787)	(21.6)
Total interest expense	10	(7,222)	(6,568)	(10.0)	(13,790)	(11,459)	(20.3)
Net interest income		3,529	3,553	(0.7)	7,082	7,191	(1.5)

By Division
Australian Banking		1,995	1,888	5.7	3,883	3,701	4.9
UK Banking		830	997	(16.8)	1,827	2,150	(15.0)
New Zealand Banking		392	387	1.3	779	719	8.3
Institutional Markets & Services		262	281	(6.8)	543	618	(12.1)
Other (incl. Group Funding & Corporate Centre)		48	(4)	large	44	(4)	large
Total Banking		3,527	3,549	(0.6)	7,076	7,184	(1.5)
Wealth Management		2	4	(50.0)	6	7	(14.3)
Net interest income		3,529	3,553	(0.7)	7,082	7,191	(1.5)

Detailed Financial Information - Note 4: Net Interest Margins & Spreads

4. NET INTEREST MARGINS & SPREADS

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	%	%	basis pts	%	%	basis pts
Group
Gross interest spread (1)	1.71	1.75	(0.04)	1.73	1.96	(0.23)
Interest forgone on impaired assets	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	—
Net interest spread (2)	1.69	1.74	(0.05)	1.71	1.94	(0.23)
Benefit of net free liabilities, provisions and equity	0.51	0.45	0.06	0.49	0.41	0.08
Net interest margin (3)	2.20	2.19	0.01	2.20	2.35	(0.15)

By Region
Australia (4)
Gross interest spread (1)	1.76	1.74	0.02	1.75	1.89	(0.14)
Interest forgone on impaired assets	(0.02)	(0.02)	—	(0.02)	(0.02)	—
Net interest spread (2)	1.74	1.72	0.02	1.73	1.87	(0.14)
Benefit of net free liabilities, provisions and equity	0.41	0.39	0.02	0.40	0.34	0.06
Net interest margin (3)	2.15	2.11	0.04	2.13	2.21	(0.08)

Europe (4)
Gross interest spread (1)	1.77	1.85	(0.08)	1.82	1.97	(0.15)
Interest forgone on impaired assets	—	(0.01)	0.01	(0.01)	(0.01)	—
Net interest spread (2)	1.77	1.84	(0.07)	1.81	1.96	(0.15)
Benefit of net free liabilities, provisions and equity	0.93	0.66	0.27	0.78	0.57	0.21
Net interest margin (3)	2.70	2.50	0.20	2.59	2.53	0.06

Other International (4)
Gross interest spread (1)	1.42	1.61	(0.19)	1.52	1.85	(0.33)
Interest forgone on impaired assets	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Net interest spread (2)	1.40	1.60	(0.20)	1.50	1.84	(0.34)
Benefit of net free liabilities, provisions and equity	0.09	0.04	0.05	0.06	(0.06)	0.12
Net interest margin (3)	1.49	1.64	(0.15)	1.56	1.78	(0.22)

(1)       Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)       Net interest margin is net interest income as a percentage of average interest-earning assets.

(4)       Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

Detailed Financial Information - Note 4: Net Interest Margins & Spreads

	Interest earning assets ($bn) (1)								Net interest income ($m)
	Year to Sep 05		Year to Sep 04			Variance			Year to Sep 05		Year to Sep 04		Variance
	$bn	Mix %	$bn		Mix %	$bn	%		$m	Mix %	$m	Mix %	$m	%
Reconciliation of divisional margins to Group margin
Australian Banking	155.0	48	139.2		46	15.8	11		3,883	55	3,701	51	182	5
UK Banking	49.2	15	54.3		18	(5.1)	(9)		1,827	26	2,150	30	(323)	(15)
New Zealand Banking	32.1	10	27.5		9	4.6	17		779	11	719	10	60	8
Institutional Markets & Services	133.8	42	129.9		42	3.9	3		543	7	618	9	(75)	(12)
Other (2)	(47.7)	(15)	(44.4)		(15)	(3.3)	(7)		50	1	3	—	47	large
Group	322.4	100	306.5		100	15.9	5		7,082	100	7,191	100	(109)	(2)

	Net interest margin				Contribution to Group margin (3)
	Sep 05	Sep 04	Variance		Sep 05	Sep 04	Variance
Reconciliation of divisional margins to Group margin
Australian Banking	2.51%	2.65%	(14bp	)	1.20%	1.21%	(1bp	)
UK Banking	3.72%	3.96%	(24bp	)	0.57%	0.70%	(13bp	)
New Zealand Banking	2.43%	2.61%	(18bp	)	0.24%	0.24%	—
Institutional Markets & Services	0.41%	0.47%	(6bp	)	0.17%	0.20%	(3bp	)
Other (2)	(0.10)%	0.00%	(10bp	)	0.02%	0.00%	2bp
Group					2.20%	2.35%	(15bp	)

(1)       Interest-earning assets include intercompany balances.

(2)       Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)       Divisional net interest margin multiplied by % share of Group average interest-earning assets.

Detailed Financial Information - Note 5: Average Balance Sheet & Related Interest

5. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included within interest-earning assets within loans and advances.

Average assets and interest income

	Year ended Sep 05			Year ended Sep 04
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest-earning assets
Due from other financial institutions
Australia	8,524	393	4.61	7,801	336	4.31
Europe	12,084	434	3.59	14,111	414	2.93
Other International	2,384	88	3.69	2,272	48	2.11
Regulatory deposits
Europe	106	1	0.94	160	2	1.25
Other International	63	—	—	68	—	—
Marketable debt securities
Australia	19,460	1,074	5.52	21,276	1,152	5.41
Europe	9,450	396	4.19	8,561	352	4.11
Other International	7,389	294	3.98	6,111	174	2.85
Loans and advances - housing
Australia	98,202	6,590	6.71	88,545	5,805	6.56
Europe	17,513	1,003	5.73	17,819	939	5.27
Other International	16,057	1,153	7.18	13,185	892	6.77
Loans and advances - non-housing (1)
Australia	59,554	4,655	7.82	54,557	4,147	7.60
Europe	41,902	2,732	6.52	43,893	2,651	6.04
Other International	22,944	1,693	7.38	22,536	1,445	6.41
Other interest-earning assets (2)
Australia	1,112	88	n/a	892	118	n/a
Europe	2,710	87	n/a	3,044	87	n/a
Other International	2,939	191	n/a	1,669	88	n/a
Intragroup loans (3)
Europe	1,100	130	11.82	7,963	290	3.64
Other International	6,119	44	0.72	7,659	125	1.63
Average interest-earning assets and interest income incl. intragroup loans by:
Australia	186,852	12,800	6.85	173,071	11,558	6.68
Europe	84,865	4,783	5.64	95,551	4,735	4.96
Other International	57,895	3,463	5.98	53,500	2,772	5.18
Total average interest-earning assets and interest income incl. intragroup loans	329,612	21,046	6.39	322,122	19,065	5.92

	Year ended Sep 05			Year ended Sep 04
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(7,219)	(174)	2.41	(15,622)	(415)	2.66
Total average interest-earning assets by:
Australia	186,852	12,800	6.85	173,071	11,558	6.68
Europe	83,765	4,653	5.55	87,588	4,445	5.07
Other International	51,776	3,419	6.60	45,841	2,647	5.77
Total average interest-earning assets	322,393	20,872	6.47	306,500	18,650	6.08
Non-interest-earning assets
Investments relating to life insurance business (4)
Australia	43,701			34,809
Europe	—			61
Other International	705			248
Acceptances
Australia	20,873			18,257
Europe	44			50
Other International	17			2
Property, plant and equipment
Australia	1,155			1,343
Europe	841			716
Other International	152			103
Other assets
Australia	22,384			24,915
Europe	11,575			15,418
Other International	5,502			5,848
Total average non-interest-earning assets by:
Australia	88,113			79,324
Europe	12,460			16,245
Other International	6,376			6,201
Total average non-interest-earning assets	106,949			101,770
Provision for doubtful debts
Australia	(1,434)			(1,190)
Europe	(772)			(810)
Other International	(249)			(264)
Total average assets by:
Australia	273,531			251,205
Europe	95,453			103,023
Other International	57,903			51,778
Total average assets	426,887			406,006

Percentage of total average assets applicable to international operations	35.9%			38.1%

Average liabilities and interest expense

	Year ended Sep 05			Year ended Sep 04
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest-bearing liabilities
Term deposits and certificates of deposit (5)
Australia	52,812	2,804	5.31	46,076	2,330	5.06
Europe	23,014	1,013	4.40	27,608	917	3.32
Other International	23,851	1,260	5.28	23,114	900	3.89
Savings (short-term) deposits
Australia	8,257	425	5.15	8,079	371	4.59
Europe	11,182	294	2.63	13,332	274	2.06
Other International	3,775	176	4.66	3,707	122	3.29
Other on-demand deposits (6) (7)
Australia	39,180	1,336	3.41	37,025	1,116	3.01
Europe	12,636	248	1.96	13,763	229	1.66
Other International	7,894	171	2.17	7,305	112	1.53
Government and Official Institutions
Australia	506	12	2.37	907	41	4.52
Other International	642	15	2.34	1,175	13	1.11
Due to other financial institutions (6) (7)
Australia	14,091	685	4.86	12,897	612	4.75
Europe	19,089	784	4.11	20,537	770	3.75
Other International	10,704	311	2.91	12,131	205	1.69
Short-term borrowings (6) (8)
Australia	14,151	504	3.56	13,613	438	3.22
Europe	645	19	2.95	669	16	2.39
Other International	8,948	254	2.84	5,818	74	1.27
Long-term borrowings
Australia	35,697	1,427	4.00	26,051	1,013	3.89
Other International	1,185	67	5.65	1,208	64	5.30
Other interest-bearing liabilities (2) (8)
Australia	30	1,441	n/a	95	1,385	n/a
Europe	7	124	n/a	7	4	n/a
Other International	86	305	n/a	76	330	n/a
Loan Capital
Australia	329	13	3.95	344	15	4.36
Europe	976	102	10.45	1,305	108	8.28
Intragroup loans (3)
Australia	7,219	174	2.41	15,622	415	2.66
Average interest-bearing liabilities and interest expense incl. intragroup loans by:
Australia	172,272	8,821	5.12	160,709	7,736	4.81
Europe	67,549	2,584	3.83	77,221	2,318	3.00
Other International	57,085	2,559	4.48	54,534	1,820	3.34
Total average interest-bearing liabilities and interest expense incl. intragroup loans	296,906	13,964	4.70	292,464	11,874	4.06

	Year ended Sep 05			Year ended Sep 04
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(7,219)	(174)	2.41	(15,622)	(415)	2.66
Total average interest-bearing liabilities and interest expense by:
Australia	165,053	8,647	5.24	145,087	7,321	5.05
Europe	67,549	2,584	3.83	77,221	2,318	3.00
Other International	57,085	2,559	4.48	54,534	1,820	3.34
Total average interest-bearing liabilities and interest expense	289,687	13,790	4.76	276,842	11,459	4.14
Non-interest-bearing liabilities
Deposits not bearing interest
Australia	6,416			5,936
Europe	4,084			5,858
Other International	1,009			1,102
Liability on acceptances
Australia	20,873			18,257
Europe	44			50
Other International	17			2
Life insurance policy liabilities (4)
Australia	38,135			33,014
Europe	—			40
Other International	503			364
Other liabilities
Australia	16,459			15,369
Europe	13,718			16,865
Other International	4,571			4,505
Total average non-interest-bearing liabilities by:
Australia	81,883			72,576
Europe	17,846			22,813
Other International	6,100			5,973
Total average non-interest-bearing liabilities	105,829			101,362

Equity

	Year ended Sep 05			Year ended Sep 04
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares	7,396			6,305
Preference share capital	—			227
Trust Preferred Securities	975			975
Trust Preferred Securities II	531			—
National Income Securities	1,945			1,945
Contributed equity	10,847			9,452
Reserves	874			1,079
Retained profits	15,369			13,957
Parent entity interest	27,090			24,488
Outside equity interest in controlled entities	4,281			3,314

Equity	31,371			27,802

Total liabilities and equity	426,887			406,006

Percentage of total average liabilities applicable to international operations	37.6%			42.4%

(1)	Includes non-accrual loans.
(2)	Includes interest on derivatives and escrow deposits.
(3)	The calculations for Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.
(4)

Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(5)	The sum of term deposits and certificates of deposit equate to time deposits.
(6)

A change has been made to the classification of certain exposures from Other On-Demand Deposits to Due to Other Financial Institutions and Short-Term Borrowings. To ensure consistent classification with notes to the spot balance sheet, an amount of $3,860 million was reclassified from Other On-Demand Deposits to Due to Other Financial Institutions $2,781 million and Short-Term Borrowings $1,079 million for the 2004 year. Associated interest expense was also reclassified.

(7)

A change has been made to the classification of certain exposures from Due to Other Financial Institutions to Other On-Demand Deposits. To ensure consistent classification with notes to the spot balance sheet, an amount of $2,980 million was reclassified from Due to Other Financial Institutions to Other On-Demand Deposits for the 2004 year. Associated interest expense was also reclassified.

(8)	Certain interest expenses have been reclassified from short-term borrowings to other interest-bearing liabilities. As a result, an amount of $154 million has been reclassified for the 2004 year.

Detailed Financial Information - Note 6: Gross Loans & Advances

6. GROSS LOANS & ADVANCES

	As at			Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
	$m	$m	$m	%	%
By region
Australia	170,761	157,994	148,407	8.1	15.1
Europe	55,165	53,981	66,010	2.2	(16.4)
New Zealand	34,723	33,326	32,098	4.2	8.2
United States	2,241	2,758	2,522	(18.7)	(11.1)
Asia	1,714	3,057	3,341	(43.9)	(48.7)
Total gross loans and advances	264,604	251,116	252,378	5.4	4.8
Securitised loans	1,919	2,317	2,788	(17.2)	(31.2)

By product
Housing	139,481	129,447	125,773	7.8	10.9
Term lending	84,744	81,560	84,236	3.9	0.6
Overdrafts	12,302	11,210	12,967	9.7	(5.1)
Leasing	15,926	15,127	16,027	5.3	(0.6)
Credit cards	6,769	6,821	6,876	(0.8)	(1.6)
Other	5,382	6,951	6,499	(22.6)	(17.2)
Total gross loans and advances	264,604	251,116	252,378	5.4	4.8

Refer to note 2(b)(i) for details of loans and advances at 30 September 2004 included in the tables above, that are attributable to the Irish Banks, which were disposed on 28 February 2005.

	As at 30 Sep 05
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Housing	105,419	17,175	16,393	—	494	139,481
Term lending	43,113	22,675	15,572	2,241	1,143	84,744
Overdrafts	5,036	5,809	1,457	—	—	12,302
Leasing	9,508	6,372	29	—	17	15,926
Credit cards	4,194	1,524	1,051	—	—	6,769
Other	3,491	1,610	221	—	60	5,382
Total gross loans and advances	170,761	55,165	34,723	2,241	1,714	264,604

	Increase / (Decrease) from 31 Mar 05
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Movement from 31 March 2005 excluding foreign exchange
Housing	7.4	18.1	7.5	—	(21.1)	8.5
Term lending	8.5	5.0	9.2	(19.9)	(42.5)	5.5
Overdrafts	9.0	16.1	11.0	—	—	12.5
Leasing	9.2	5.0	38.1	—	(19.0)	7.5
Credit cards	(0.5)	3.9	(0.5)	—	—	0.5
Other	34.6	(39.7)	(80.4)	—	(85.4)	(20.8)
Total gross loans and advances	8.1	7.5	5.1	(19.9)	(43.7)	6.6

	Increase / (Decrease) from 30 Sep 04
			New	United
	Australia	Europe (1)	Zealand	States	Asia	Total (1)
	%	%	%	%	%	%
Movement from 30 September 2004 excluding foreign exchange
Housing	15.5	27.1	17.7	—	(13.6)	16.9
Term lending	13.5	9.4	14.6	(5.3)	(47.8)	10.3
Overdrafts	13.4	33.8	30.0	—	—	24.2
Leasing	16.5	(4.6)	26.1	—	(29.2)	6.9
Credit cards	4.1	4.0	8.7	—	—	4.8
Other	37.3	(9.2)	(86.1)	—	(86.5)	(15.3)
Total gross loans and advances	15.1	13.7	11.2	(5.3)	(46.9)	13.2

(1)       Excludes National Irish Bank Limited and Northern Bank Limited.

Detailed Financial Information - Note 6: Gross Loans & Acceptances

	Australian	UK	NZ				Total
	Banking	Banking (1)	Banking	IM&S	WM	Other (2)	Group
	$m	$m	$m	$m	$m	$m	$m
By Division
As at 30 September 2005
Housing lending	107,338	17,175	16,361	526	—	(1,919)	139,481
Non-housing lending	50,216	26,158	13,253	35,043	120	333	125,123
Total gross loans and advances	157,554	43,333	29,614	35,569	120	(1,586)	264,604
Acceptances	30,782	15	—	3,287	—	(6,457)	27,627
Total gross loans and acceptances	188,336	43,348	29,614	38,856	120	(8,043)	292,231
As at 31 March 2005
Housing lending	100,459	15,289	15,371	645	—	(2,317)	129,447
Non-housing lending	46,141	24,347	12,403	38,744	92	(58)	121,669
Total gross loans and advances	146,600	39,636	27,774	39,389	92	(2,375)	251,116
Acceptances	27,261	46	23	3,969	—	(9,732)	21,567
Total gross loans and acceptances	173,861	39,682	27,797	43,358	92	(12,107)	272,683
As at 30 September 2004
Housing lending	94,047	19,576	14,299	639	—	(2,788)	125,773
Non-housing lending	43,368	31,739	11,840	39,656	87	(85)	126,605
Total gross loans and advances	137,415	51,315	26,139	40,295	87	(2,873)	252,378
Acceptances	24,787	59	18	4,738	—	(13,258)	16,344
Total gross loans and acceptances	162,202	51,374	26,157	45,033	87	(16,131)	268,722

(1)       Included within housing lending at 30 September 2004 was $4,860 million in relation to National Irish Bank Limited and Northern Bank Limited. Included within non-housing lending at 30 September 2004 was $8,343 million in relation to National Irish Bank Limited and Northern Bank Limited.

(2)       Other housing lending includes securitised loans. Other non-housing lending includes Group Funding, Corporate Centre and intra-group elimination entries. Other acceptances includes NAB-issued acceptances bought back by NAB.

Detailed Financial Information - Note 7: Deposits & Other Borrowings

7. DEPOSITS & OTHER BORROWINGS

	As at			Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
	$m	$m	$m	%	%
By region
Australia	118,826	121,610	116,287	(2.3)	2.2
Europe	46,648	44,545	62,133	4.7	(24.9)
New Zealand	26,172	25,896	25,643	1.1	2.1
United States	13,390	8,021	11,287	66.9	18.6
Asia	4,043	5,794	3,678	(30.2)	9.9
Total deposits and other borrowings	209,079	205,866	219,028	1.6	(4.5)

By product
Deposits not bearing interest	10,981	10,538	13,516	4.2	(18.8)
On-demand and short-term deposits	84,702	81,279	83,114	4.2	1.9
Certificates of deposit	26,769	34,469	34,130	(22.3)	(21.6)
Term deposits	63,575	62,279	66,212	2.1	(4.0)
Total deposits	186,027	188,565	196,972	(1.3)	(5.6)
Securities sold under agreements to repurchase	5,108	3,735	2,809	36.8	81.8
Borrowings	17,944	13,566	19,247	32.3	(6.8)
Total deposits and other borrowings	209,079	205,866	219,028	1.6	(4.5)

Refer to note 2(b)(ii) for details of deposits and other borrowings at 30 September 2004 included in the tables above, that are attributable to the Irish Banks, which were disposed on 28 February 2005.

	As at 30 Sep 05
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Deposits not bearing interest	6,544	3,248	595	592	2	10,981
On-demand and short-term deposits	51,694	22,529	7,485	2,247	747	84,702
Certificates of deposit	13,934	8,936	3,424	475	—	26,769
Term deposits	34,065	10,061	13,092	3,063	3,294	63,575
Total deposits	106,237	44,774	24,596	6,377	4,043	186,027
Securities sold under agreements to repurchase	2,429	1,874	—	805	—	5,108
Borrowings	10,160	—	1,576	6,208	—	17,944
Total deposits and other borrowings	118,826	46,648	26,172	13,390	4,043	209,079

	Increase / (Decrease) from 31 Mar 05
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Movement from 31 March 2005 excluding foreign exchange
Deposits not bearing interest	5.4	2.9	15.1	19.4	—	5.8
On-demand and short-term deposits	9.2	10.1	(1.2)	(11.8)	(67.5)	5.6
Certificates of deposit	(38.2)	13.7	8.9	—	—	(21.4)
Term deposits	3.9	10.3	6.2	(22.7)	(7.9)	2.9
Total deposits	(2.5)	10.3	4.4	(14.8)	(31.2)	(0.2)
Securities sold under agreements to repurchase	21.5	33.7	—	large	—	40.1
Borrowings	(5.1)	large	(24.0)	large	—	32.4
Total deposits and other borrowings	(2.3)	10.1	2.1	64.6	(31.2)	2.7

	Increase / (Decrease) from 30 Sep 04
			New	United
	Australia	Europe (1)	Zealand	States	Asia	Total (1)
	%	%	%	%	%	%
Movement from 30 September 2004 excluding foreign exchange
Deposits not bearing interest	8.2	(1.8)	(0.5)	14.7	large	4.9
On-demand and short-term deposits	13.0	9.7	5.7	26.2	large	12.6
Certificates of deposit	(28.0)	(12.2)	10.6	—	—	(19.1)
Term deposits	6.3	(4.2)	10.6	1.4	(1.3)	4.6
Total deposits	2.9	0.6	8.8	10.1	17.1	3.6
Securities sold under agreements to repurchase	42.9	86.3	—	large	—	87.9
Borrowings	(10.8)	large	(31.8)	29.7	—	(4.7)
Total deposits and other borrowings	2.2	1.7	5.0	26.4	17.1	4.0

(1)       Excludes National Irish Bank Limited and Northern Bank Limited.

Detailed Financial Information - Note 8: Net Life Insurance Income

8. NET LIFE INSURANCE INCOME

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Premium and related revenue	472	434	8.8	906	1,005	(9.9)
Investment revenue (1)	4,750	2,802	69.5	7,552	4,749	59.0
Life insurance income excluding IORE	5,222	3,236	61.4	8,458	5,754	47.0
Claims expense	(303)	(287)	(5.6)	(590)	(702)	16.0
Change in policy liabilities	(3,499)	(2,071)	(69.0)	(5,570)	(3,368)	(65.4)
Policy acquisition and maintenance expense	(374)	(365)	(2.5)	(739)	(723)	(2.2)
Investment management fees	(15)	(18)	16.7	(33)	(42)	21.4
Life insurance expenses	(4,191)	(2,741)	(52.9)	(6,932)	(4,835)	(43.4)
Net life insurance income excluding IORE	1,031	495	large	1,526	919	66.1
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	83	63	31.7	146	93	57.0
Net life insurance income	1,114	558	99.6	1,672	1,012	65.2
Interest expense - life insurance funds	(8)	(14)	42.9	(22)	(17)	(29.4)
Profit of life insurance funds before income tax	1,106	544	large	1,650	995	65.8
Income tax expense - life insurance funds	(448)	(192)	large	(640)	(301)	large
Net profit of life insurance funds before outside equity interest	658	352	86.9	1,010	694	45.5
Net profit attributable to outside equity interest	(456)	(154)	large	(610)	(365)	(67.1)
Net profit of life insurance funds after outside equity interest	202	198	2.0	400	329	21.6

(1)       Investment revenue excluding investment earnings on shareholders’ retained profits and capital from life businesses.

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	138	139	(0.7)	277	251	10.4
Life company - experience profit	1	11	(90.9)	12	7	71.4
Capitalised Losses	(5)	—	large	(5)	—	large
Life company operating margins (2)	134	150	(10.7)	284	258	10.1
Investment earnings on shareholders’ retained profits and capital from life businesses after tax (3)	68	48	41.7	116	71	63.4
Net profit of life insurance funds after outside equity interest	202	198	2.0	400	329	21.6

(2)       Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(3)       Investment earnings on shareholders’ retained profits and capital from life businesses after outside equity interest.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group.

Detailed Financial Information - Note 9: Revenue

9. REVENUE

				Fav / (Unfav)			Fav / (Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
		$m	$m	%	$m	$m	%
Interest income	3	10,751	10,121	6.2	20,872	18,650	11.9
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	8	83	63	31.7	146	93	57.0
Investment revenue (1)	8	4,750	2,802	69.5	7,552	4,749	59.0
Total investment revenue		4,833	2,865	68.7	7,698	4,842	59.0
Premium and related revenue	8	472	434	8.8	906	1,005	(9.9)
Life insurance income		5,305	3,299	60.8	8,604	5,847	47.2
Wealth Management other operating income		437	461	(5.2)	898	807	11.3
Revaluation profit/(loss)		281	54	large	335	(137)	large
Wealth Management total income (2)		718	515	39.4	1,233	670	84.0
Total Banking other operating income
Dividends received		1	—	large	1	23	(95.7)
Profit on sale of property, plant and equipment and other assets		53	5	large	58	14	large
Loan fees from banking		764	742	3.0	1,506	1,447	4.1
Money transfer fees		451	479	(5.8)	930	983	(5.4)
Trading income (before significant items)		319	337	(5.3)	656	575	14.1
Foreign exchange income		33	(4)	large	29	(2)	large
Fees and commissions (3)		384	366	4.9	750	738	1.6
Fleet service fees (3)		75	73	2.7	148	131	13.0
Other income		153	112	36.6	265	256	3.5
Total Banking other operating income		2,233	2,110	5.8	4,343	4,165	4.3
Eliminations		(58)	(81)	28.4	(139)	(141)	1.4
Banking other operating income net of eliminations		2,175	2,029	7.2	4,204	4,024	4.5
Total revenue before significant items		18,949	15,964	18.7	34,913	29,191	19.6
Significant revenue
Proceeds from the sale of controlled entities	15	(21)	2,514	large	2,493	—	large
Proceeds from the sale of strategic shareholdings	15	—	—	—	—	993	large
Total revenue from ordinary activities		18,928	18,478	2.4	37,406	30,184	23.9

(1)       Investment revenue excluding investment earnings on shareholders retained profits and capital from life businesses.

(2)       Wealth Management total income excludes life insurance income. Refer to note 8 for further details.

(3)       A change has been made to the classification of certain fees from Fees and Commissions to Fleet Service Fees. Comparative information has been reclassified for the September 2004 year of $23 million.

Other operating income (before revaluation profit/(loss) and significant income) by Division

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Australian Banking	1,154	1,081	6.8	2,235	2,122	5.3
UK Banking	462	429	7.7	891	887	0.5
New Zealand Banking	177	178	(0.6)	355	354	0.3
Institutional Markets & Services	433	486	(10.9)	919	866	6.1
Other (incl. Group Funding & Corporate Centre)	7	(64)	large	(57)	(64)	10.9
Total Banking	2,233	2,110	5.8	4,343	4,165	4.3
Wealth Management	437	461	(5.2)	898	807	11.3
Eliminations	(58)	(81)	28.4	(139)	(141)	1.4
Other operating income	2,612	2,490	4.9	5,102	4,831	5.6

Detailed Financial Information - Note 10: Expenses

10. EXPENSES

				Fav / (Unfav)			Fav / (Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
		$m	$m	%	$m	$m	%
Interest expense	3	7,222	6,568	(10.0)	13,790	11,459	(20.3)
Claims expense		303	287	(5.6)	590	702	16.0
Change in policy liabilities		3,499	2,071	(69.0)	5,570	3,368	(65.4)
Policy acquisition and maintenance expense		374	365	(2.5)	739	723	(2.2)
Investment management fees		15	18	16.7	33	42	21.4
Life insurance expenses	8	4,191	2,741	(52.9)	6,932	4,835	(43.4)

Wealth Management other operating expenses (1)		441	411	(7.3)	852	834	(2.2)
Total Banking other operating expenses
Personnel expenses
Salaries and related on costs		1,362	1,356	(0.4)	2,718	2,601	(4.5)
Superannuation		123	163	24.5	286	276	(3.6)
Other		170	152	(11.8)	322	304	(5.9)
		1,655	1,671	1.0	3,326	3,181	(4.6)
Occupancy expenses
Rental on operating leases (2)		140	149	6.0	289	283	(2.1)
Depreciation and amortisation		40	42	4.8	82	68	(20.6)
Other (2)		121	125	3.2	246	236	(4.2)
		301	316	4.7	617	587	(5.1)
General expenses
Advertising and marketing		93	103	9.7	196	216	9.3
Non-lending losses (3)		139	28	large	167	77	large
Communications, postage and stationery		174	182	4.4	356	381	6.6
Depreciation and amortisation		155	163	4.9	318	333	4.5
Fees and commissions		77	53	(45.3)	130	102	(27.5)
Computer equipment and software		117	119	1.7	236	260	9.2
Rental on operating leases		45	44	(2.3)	89	72	(23.6)
Professional fees		196	138	(42.0)	334	324	(3.1)
Travel		30	26	(15.4)	56	64	12.5
Freight and cartage		37	38	2.6	75	77	2.6
Motor vehicle expenses		23	22	(4.5)	45	41	(9.8)
Insurance		15	18	16.7	33	38	13.2
Operational (bank & bureau) charges		32	37	13.5	69	78	11.5
Other expenses (4)		256	288	11.1	544	288	(88.9)
		1,389	1,259	(10.3)	2,648	2,351	(12.6)

Total Banking other operating expenses		3,345	3,246	(3.0)	6,591	6,119	(7.7)
Eliminations		(58)	(81)	28.4	(139)	(141)	1.4
Banking other operating expenses net of eliminations		3,287	3,165	(3.9)	6,452	5,978	(7.9)
Other operating expenses		3,728	3,576	(4.3)	7,304	6,812	(7.2)
Total operating expenses before significant items, goodwill and charge to provide for doubtful debts		15,141	12,885	(17.5)	28,026	23,106	(21.3)

(1)       Wealth Management other operating expenses excludes life insurance expenses. Refer to note 8 for further details.

(2)       A change has been made to the classification of certain expenses from Other Occupancy Expenses to Rental on Operating Leases. Comparative information has been reclassified for the September 2004 year of $20 million.

(3)       Non lending losses in the September 2005 year include costs relating to fee refunds for Choice package ($81m), BAD tax ($14m) and fixed rate interest only loans ($26m).

(4)       Other expenses in the September 2005 year and March 2005 half year include self-insurance costs relating to the Northern Bank robbery ($49 million), the South Korea legal action ($49 million) and NAFiM investor compensation ($27 million), which is offset in Wealth Management other operating income.

				Fav / (Unfav)			Fav / (Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
		$m	$m	%	$m	$m	%
Significant expenses
Cost of sale of strategic shareholdings	15	—	—	—	—	678	large
Foreign currency options trading losses	15	—	(34)	large	(34)	360	large
Reversal of HomeSide non-lending loss provision	15	—	—	—	—	(64)	large
Write-down of impaired application software	15	—	—	—	—	409	large
Restructuring provision	15	435	403	(7.9)	838	—	—
PfG Restructuring provision	15	(2)	(9)	(77.8)	(11)	—	—
Cost of controlled entities sold	15	(40)	1,456	large	1,416	—	—
Total significant expenses		393	1,816	78.4	2,209	1,383	(59.7)
Total operating expenses before goodwill and charge to provide for doubtful debts		15,534	14,701	(5.7)	30,235	24,489	(23.5)
Amortisation of goodwill		48	50	4.0	98	103	4.9
Charge to provide for doubtful debts - ordinary	12	253	281	10.0	534	559	4.5
Charge to provide for doubtful debts - significant	15	—	—	—	—	292	large
Total operating expenses after significant items		15,835	15,032	(5.3)	30,867	25,443	(21.3)

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Australian Banking	1,730	1,479	(17.0)	3,209	2,771	(15.8)
UK Banking	836	952	12.2	1,788	1,958	8.7
New Zealand Banking	306	315	2.9	621	595	(4.4)
Institutional Markets & Services	369	366	(0.8)	735	705	(4.3)
Other (incl. Group Funding & Corporate Centre)	104	134	22.4	238	90	large
Total Banking	3,345	3,246	(3.0)	6,591	6,119	(7.7)
Wealth Management	441	411	(7.3)	852	834	(2.2)
Eliminations	(58)	(81)	28.4	(139)	(141)	1.4
Other operating expenses	3,728	3,576	(4.3)	7,304	6,812	(7.2)

Restructuring expenses

During 2005 the Group recognised restructuring costs of $838 million ($606 million after tax) resulting from activities related to the restructure from its business operating model to management along regional lines.

	Redundancies	Occupancy	Other	Total
	$m	$m	$m	$m
Total 2005 expenditure/provision	484	137	217	838
Expenditure in 2005 year	(191)	(8)	(182)	(381)
Provision balance as at 30 September 2005	293	129	35	457

Capitalisation of Software Costs

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
	$m	$m	$m
Capitalised application software on the balance sheet	614	654	655

Detailed Financial Information - Note 11: Full Time Equivalent Employees

11. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
	No.	No.	No.	%	%
By Region
Australia	23,554	24,249	24,567	(2.9)	(4.1)
Europe (2)	9,868	10,180	13,324	(3.1)	(25.9)
New Zealand	4,814	4,724	4,766	1.9	1.0
United States	114	119	141	(4.2)	(19.1)
Asia	583	689	719	(15.4)	(18.9)
Total full time equivalent employees (FTEs) (2)	38,933	39,961	43,517	(2.6)	(10.5)

By Division
Australian Banking	17,884	18,372	18,382	(2.7)	(2.7)
Wealth Management Australia	4,252	4,393	4,746	(3.2)	(10.4)
Total Australia	22,136	22,765	23,128	(2.8)	(4.3)
Total UK	9,480	9,772	12,865	(3.0)	(26.3)
Total New Zealand	4,645	4,549	4,596	2.1	1.1
Institutional Markets & Services	1,993	2,066	2,073	(3.5)	(3.9)
Other (incl. Group Funding & Corporate Centre)	679	809	855	(16.1)	(20.6)
Total full time equivalent employees (FTEs)	38,933	39,961	43,517	(2.6)	(10.5)

Average half year FTEs	39,395	42,591	43,515	(7.5)	(9.5)

(1)       Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

(2)       Includes 2,712 FTEs at 30 September 2004 in relation to the Irish Banks, which were disposed on 28 February 2005.

Detailed Financial Information - Note 12: Doubtful Debts

12. DOUBTFUL DEBTS

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Total charge for doubtful debts by Region
Australia	122	198	38.4	320	244	(31.1)
Europe	108	74	(45.9)	182	275	33.8
New Zealand	26	8	large	34	20	(70.0)
United States	3	4	25.0	7	19	63.2
Asia	(6)	(3)	large	(9)	1	large
Total charge to provide for doubtful debts before significant items	253	281	10.0	534	559	4.5
Significant charge to provide for doubtful debts
Revision of accounting estimate	—	—	—	—	292	large
Total charge to provide for doubtful debts	253	281	10.0	534	851	37.3

Total charge for doubtful debts by Division
Australian Banking	127	130	2.3	257	201	(27.9)
UK Banking	125	91	(37.4)	216	224	3.6
New Zealand Banking	25	12	large	37	21	(76.2)
Institutional Markets & Services	(24)	48	large	24	113	78.8
Total charge to provide for doubtful debts	253	281	10.0	534	559	4.5

Movement in provisions for doubtful debts

	Year to Sep 05			Year to Sep 04
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance	412	2,116	2,528	463	1,793	2,256
Transfer to/(from) specific/general provision	422	(422)	—	553	(553)	—
Bad debts recovered	195	—	195	199	—	199
Bad debts written off	(599)	—	(599)	(804)	—	(804)
Charge to profit and loss - ordinary	—	534	534	—	559	559
Charge to profit and loss - significant	—	—	—	—	292	292
Provision of controlled entities sold	(21)	(92)	(113)	—	—	—
Foreign currency translation and other adjustments (1)	(51)	(72)	(123)	1	25	26
Total provisions for doubtful debts	358	2,064	2,422	412	2,116	2,528

(1)       In 2005, this includes a $41 million reduction in the specific provision for doubtful debts that arose on the sale of certain loans during the  year.

	Half Year to Sep 05			Half Year to Mar 05
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance	390	2,034	2,424	412	2,116	2,528
Transfer to/(from) specific/general provision	184	(184)	—	238	(238)	—
Bad debts recovered	107	—	107	88	—	88
Bad debts written off	(300)	—	(300)	(299)	—	(299)
Charge to profit and loss - ordinary	—	253	253	—	281	281
Charge to profit and loss - significant	—	—	—	—	—	—
Provision of controlled entities sold	—	—	—	(21)	(92)	(113)
Foreign currency translation and other adjustments	(23)	(39)	(62)	(28)	(33)	(61)
Total provisions for doubtful debts	358	2,064	2,422	390	2,034	2,424

Detailed Financial Information - Note 13:  Asset Quality

13. ASSET QUALITY

	As at			Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
	$m	$m	$m	%	%
Summary of impaired assets
Gross non-accrual loans (1)	1,022	1,115	1,230	(8.3)	(16.9)
Gross restructured loans	5	1	41	large	(87.8)
Gross assets acquired through security enforcement	—	2	5	large	large
Gross impaired assets (1)	1,027	1,118	1,276	(8.1)	(19.5)
Less: Specific provisions - non-accrual loans	(316)	(353)	(375)	(10.5)	(15.7)
Net impaired assets (1)	711	765	901	(7.1)	(21.1)

	As at 30 Sep 05		As at 31 Mar 05		As at 30 Sep 04
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Total impaired assets by region
Australia	761	560	757	525	700	536
Europe (1)	137	69	172	103	333	174
New Zealand	103	70	89	67	87	68
United States	25	12	98	69	155	123
Asia	1	—	2	1	1	—
Total impaired assets (1)	1,027	711	1,118	765	1,276	901

(1)       Includes gross non-accrual loans relating to the Irish Banks, which were disposed on 28 February 2005, of $84 million (net: $69 million) at 30 September 2004.

			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Movement in gross impaired assets
Balance at 31 March 2004	770	347	37	277	3	1,434
New	173	118	62	90	—	443
Written off	(188)	(52)	(14)	—	—	(254)
Returned to performing or repaid	(55)	(96)	(5)	(224)	(3)	(383)
Foreign currency translation adjustments	—	16	7	12	1	36
Balance at 30 September 2004	700	333	87	155	1	1,276
New	283	44	25	2	1	355
Written off	(63)	(52)	(2)	(1)	—	(118)
Returned to performing or repaid	(163)	(60)	(19)	(47)	—	(289)
Impaired assets of controlled entities sold (2)	—	(84)	—	—	—	(84)
Foreign currency translation adjustments	—	(9)	(2)	(11)	—	(22)
Balance at 31 March 2005	757	172	89	98	2	1,118
New	204	99	35	1	—	339
Written off	(143)	(43)	(4)	(1)	(1)	(192)
Returned to performing or repaid	(57)	(83)	(16)	(74)	—	(230)
Foreign currency translation adjustments	—	(8)	(1)	1	—	(8)
Gross impaired assets at 30 September 2005	761	137	103	25	1	1,027

(2)       Impaired assets of the Irish Banks, which were disposed on 28 February 2005.

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
	%	%	%
Gross non-accrual loans to gross loans & acceptances - by region
Australia	0.38	0.42	0.43
Europe	0.25	0.32	0.50
New Zealand	0.30	0.27	0.27
United States	1.12	3.48	4.32
Asia	0.06	0.07	0.03
Total gross non-accrual loans to gross loans & acceptances	0.35	0.41	0.46

Group provisioning coverage ratios
Net impaired assets to total equity (1)	2.5	2.7	3.5
Net impaired assets to total equity plus general provision (1)	2.4	2.6	3.2
Specific provision to gross impaired assets	34.9	34.9	32.3
General and specific provisions to gross impaired assets	235.8	216.8	198.1
General provision to risk-weighted assets	0.71	0.73	0.74

(1)       Total parent entity interest in equity.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
	30 Sep 05	31 Mar 05	30 Sep 04	Mar 05	Sep 04
	$m	$m	$m	%	%
Accruing loans 90 days past - by region (2) (3) (4)
Australia	671	734	796	(8.6)	(15.7)
Europe (3)	123	124	68	(0.8)	80.9
New Zealand	25	22	26	13.6	(3.8)
Asia	—	4	2	large	large
Total 90 day past due loans (2) (3) (4)	819	884	892	(7.4)	(8.2)

(2)       During the September 2004 half year the Group revised its data collection procedures for establishing its 90 day past due exposures. This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more.

(3)       Includes 90 days past due loans relating to the Irish Banks, which were disposed on 28 February 2005, of $3 million at 30 September 2004.

(4)       Accruing loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

Detailed Financial Information - Note 14: Income Tax Reconciliation

14. INCOME TAX RECONCILIATION

	Half Year to		Year to
	Sep 05	Mar 05	Sep 05	Sep 04
	$m	$m	$m	$m
Group
Profit from ordinary activities before income tax expense
Australia	2,332	1,903	4,235	3,269
Overseas	761	1,543	2,304	1,472
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(1,106)	(544)	(1,650)	(995)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	1,987	2,902	4,889	3,746
Prima facie income tax at 30%	596	871	1,467	1,124
Add/(deduct) tax effect of permanent differences:
Assessable foreign income	5	3	8	26
Rebate of tax on dividends, interest etc	(13)	(16)	(29)	(43)
Foreign tax rate differences	25	11	36	1
Amortisation of goodwill	14	15	29	31
Future income tax benefits not recognised/(recognised)	(45)	35	(10)	7
Under/(over) provision in prior year	(32)	3	(29)	(9)
Interest expense on exchangeable capital units	15	16	31	33
Non-assessable branch income	(27)	(17)	(44)	(36)
Profit on sale of strategic shareholdings	—	—	—	(95)
Reversal of HomeSide non-lending loss provision	—	—	—	(19)
Write-down of impaired application software	—	—	—	22
Reset tax values on entering tax consolidation-Wealth Management(1)	—	—	—	(150)
Wealth Management revaluation (gain)/loss	(97)	(13)	(110)	38
Profit on sale of Irish Banks	43	(332)	(289)	—
Provision in respect of tax dispute on TrUEPrSSM	97	—	97	—
Other	11	(11)	—	(41)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	592	565	1,157	889
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	448	192	640	301
Total income tax expense	1,040	757	1,797	1,190
Effective tax rate excluding statutory funds attributable to the life insurance business	29.8%	19.5%	23.7%	23.7%

By Division
Australian Banking	382	409	791	858
UK Banking	116	117	233	261
New Zealand Banking	78	79	157	161
Institutional Markets & Services	45	45	90	99
Other (incl. Group Funding & Corporate Centre)	(18)	(2)	(20)	(17)
Total Banking	603	648	1,251	1,362
Wealth Management
Cash earnings
Net life insurance income & IORE	448	192	640	301
Other	(34)	37	3	(22)
Revaluation profit/(loss) - ordinary	(13)	3	(10)	(3)
Revaluation profit/(loss) - tax consolidations (1)	—	—	—	(150)
Total income tax expense before significant items	1,004	880	1,884	1,488
Significant items	36	(123)	(87)	(298)
Total income tax expense	1,040	757	1,797	1,190

(1)       Income tax benefit that arose due to the National’s election to consolidate for Australian income tax purposes.

	Half Year to		Year to
	Sep 05	Mar 05	Sep 05	Sep 04
	$m	$m	$m	$m
Wealth Management operations
Cash earnings before significant items before income tax
Australia	1,071	549	1,620	937
Overseas	41	63	104	55
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(1,106)	(544)	(1,650)	(995)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	6	68	74	(3)
Prima facie income tax at 30%	2	20	22	(1)
Add/(deduct) tax effect of permanent differences:
Under/(over) provision in prior year	2	2	4	(8)
Other	(38)	15	(23)	(13)
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business	(34)	37	3	(22)
Income tax attributable to the statutory funds of the life insurance business	448	192	640	301
Total income tax expense/(benefit) attributable to cash earnings before significant items	414	229	643	279
Effective tax rate excluding statutory funds attributable to the life insurance business	large	54.4%	4.1%	large

Banking operations
Cash earnings before significant items before income tax
Australia	1,331	1,351	2,682	2,890
Overseas	831	781	1,612	1,781
Total cash earnings before income tax	2,162	2,132	4,294	4,671
Prima facie income tax at 30%	648	640	1,288	1,402
Add/(deduct) tax effect of permanent differences:
Assessable foreign income	4	3	7	26
Rebate of tax on dividends, interest etc	(13)	(16)	(29)	(43)
Foreign tax rate differences	25	11	36	1
Distributions outside the Group	—	—	—	(5)
Non-assessable branch income	(27)	(17)	(44)	(36)
Future income tax benefits not recognised/(recognised)	(11)	26	15	—
Under/(over) provision in prior year	(34)	1	(33)	(1)
Interest expense on exchangeable capital units	15	16	31	33
Other	(4)	(16)	(20)	(15)
Total income tax expense on cash earnings before significant items	603	648	1,251	1,362
Effective tax rate	27.9%	30.4%	29.1%	29.2%

Detailed Financial Information - Note 15: Significant Items

15. SIGNIFICANT ITEMS

	Half Year to		Year to
	Sep 05	Mar 05	Sep 05	Sep 04
	$m	$m	$m	$m
Disposal of Irish Banks
Proceeds from the sale of controlled entities	(21)	2,514	2,493	—
Cost of controlled entities sold	40	(1,456)	(1,416)	—
Profit on sale of controlled entities	19	1,058	1,077	—
Income tax (expense)/benefit	(49)	15	(34)	—
Net profit on sale of controlled entities (1)	(30)	1,073	1,043	—

Restructuring expenses
Restructuring expenses	(435)	(403)	(838)	—
Income tax benefit	111	121	232	—
Net restructuring expenses (1)	(324)	(282)	(606)	—

Provision in respect of tax dispute on TrUEPrSSM
Income tax expense (1)	(97)	—	(97)	—

Foreign currency options trading losses
Foreign currency options trading losses	—	34	34	(360)
Income tax (expense)/benefit	—	(10)	(10)	108
Net foreign currency options trading losses (1)	—	24	24	(252)

PfG Restructuring provision
Reversal of PfG restructuring provision	2	9	11	—
Income tax expense	(1)	(3)	(4)	—
Net reversal of PfG restructuring provision (1)	1	6	7	—

Disposal of strategic shareholdings
Proceeds from the sale of strategic shareholdings	—	—	—	993
Cost of sale of strategic shareholdings	—	—	—	(678)
Net profit on sale of strategic shareholdings	—	—	—	315

Cost of foreign controlled entities sold - revision of accounting estimate
Reversal of HomeSide non-lending loss provision	—	—	—	64

Write-down of impaired application software
Integrated Systems Implementation (ISI)	—	—	—	(200)
Wealth Management Europe - Endeavour	—	—	—	(60)
Other	—	—	—	(149)
Write-down of impaired application software	—	—	—	(409)
Income tax benefit	—	—	—	102
Net write-down of impaired application software	—	—	—	(307)

Charge to provide for doubtful debts - revision of accounting estimate
Charge to provide for doubtful debts	—	—	—	(292)
Income tax benefit	—	—	—	88
Net charge to provide for doubtful debts	—	—	—	(204)
Significant items after tax	(450)	821	371	(384)

(1)       Refer to page 20 for further discussion.

Detailed Financial Information - Note 16: Exchange Rates

16. EXCHANGE RATES

Exchange rates

	Statement of
	Financial Performance				Statement of
	Average		Average		Financial Position
	Half Year to		Year to		Spot as at
	Sep 05	Mar 05	Sep 05	Sep 04	30 Sep 05	31 Mar 05	30 Sep 04
British Pounds	0.4198	0.4085	0.4141	0.4055	0.4326	0.4114	0.3973
Euros	0.6165	0.5883	0.6024	0.5970	0.6329	0.5974	0.5799
United States Dollars	0.7642	0.7667	0.7654	0.7265	0.7617	0.7726	0.7149
New Zealand Dollars	1.0863	1.0831	1.0847	1.1254	1.0991	1.0883	1.0682

Impact on Statement of Financial Performance of exchange rate movements

		New	United
	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Year to September 2005 since September 2004 Favourable/(unfavourable)
Net interest income	(41)	31	(8)	(1)	(19)
Other operating income	(20)	16	(4)	(6)	(14)
Other operating expenses	39	(24)	5	2	22
Charge to provide for doubtful debts	4	(1)	—	—	3
Income tax expense	5	(5)	—	—	—
Cash earnings before significant items, distributions and outside equity interest	(13)	17	(7)	(5)	(8)

		New	United
	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Half Year to September 2005 since March 2005 Favourable/(unfavourable)
Net interest income	(28)	(1)	—	—	(29)
Other operating income	(14)	(1)	—	1	(14)
Other operating expenses	27	1	—	—	28
Charge to provide for doubtful debts	3	—	—	—	3
Income tax expense	3	—	—	—	3
Cash earnings before significant items, distributions and outside equity interest	(9)	(1)	—	1	(9)

Impact on Statement of Financial Position of exchange rate movements

		New	United
	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Since 30 September 2004 increase/(decrease)
Housing	(1,602)	(402)	—	(38)	(2,042)
Term lending	(1,812)	(393)	(155)	(63)	(2,423)
Overdrafts	(1,075)	(32)	—	—	(1,107)
Leasing	(638)	(1)	—	(1)	(640)
Credit cards	(151)	(28)	—	—	(179)
Other	(117)	(18)	—	(12)	(147)
Gross loans and advances	(5,395)	(874)	(155)	(114)	(6,538)
Other assets	(4,381)	(101)	(411)	(205)	(5,098)
Total assets	(9,776)	(975)	(566)	(319)	(11,636)
Deposits and other borrowings	(5,079)	(721)	(694)	(225)	(6,719)

		New	United
	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Since 31 March 2005 increase/(decrease)
Housing	(749)	(152)	—	9	(892)
Term lending	(1,112)	(142)	39	13	(1,202)
Overdrafts	(257)	(13)	—	—	(270)
Leasing	(313)	—	—	—	(313)
Credit cards	(75)	(10)	—	—	(85)
Other	(138)	18	—	(33)	(153)
Gross loans and advances	(2,644)	(299)	39	(11)	(2,915)
Other assets	(2,103)	(20)	105	3	(2,015)
Total assets	(4,747)	(319)	144	(8)	(4,930)
Deposits and other borrowings	(2,183)	(254)	115	83	(2,239)

Detailed Financial Information - Note 17: Capital Adequacy

17. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

		As at
		30 Sep 05	31 Mar 05	30 Sep 04
		$m	$m	$m
	Reconciliation to shareholders funds
	Contributed equity	11,486	11,322	10,191
	Reserves	667	802	1,194
	Retained profits	15,903	15,770	14,515
	Outside equity interest	6,224	4,107	3,866
	Estimated reinvestment under dividend reinvestment plan	152	151	150
Less:	Goodwill	(522)	(571)	(632)
	Estimated final dividend	(1,304)	(1,293)	(1,287)
	Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
	Asset revaluation reserve	(18)	(17)	(86)
	Deconsolidation of Wealth Management profits (net of dividends)	(799)	(305)	(349)
	FITB (excluding FITB on the general provision for doubtful debts) (1)	(143)	(55)	—
	Non - qualifying outside equity interest	(6,224)	(4,107)	(3,866)
	Capitalised expenses	(195)	(200)	(200)
	Tier 1 capital	22,779	23,156	21,048
	Asset revaluation reserve	18	17	86
	General provision for doubtful debts	1,443	1,415	1,480
	Perpetual floating rate notes	328	324	350
	Dated subordinated debts	7,422	8,475	9,044
	Exchangeable capital units	1,231	1,262	1,262
	Notional revaluation of investment securities to market	(18)	—	(3)
	Tier 2 capital	10,424	11,493	12,219
	Other deductions (2)	(2,922)	(2,922)	(2,922)
	Total regulatory capital	30,281	31,727	30,345
	Risk-weighted assets - credit risk	276,540	266,854	273,189
	Risk-weighted assets - market risk (3)	13,293	12,294	13,616
	Total risk-weighted assets (3)	289,833	279,148	286,805
	Risk adjusted capital ratios
	Tier 1	7.86%	8.30%	7.34%
	Tier 2	3.60%	4.12%	4.26%
	Deductions	(1.01)%	(1.05)%	(1.02)%
	Total capital	10.45%	11.37%	10.58%

(1)       APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(2)       Represents $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (Mar 05: $2,922 million, Sep 04: $2,922 million).

(3)       From 31 March 2004, risk-weighted assets - market risk is calculated based on the Standard Method.

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
	$m	$m	$m
Adjusted common equity ratio reconciliation
Tier 1 capital	22,779	23,156	21,048
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)	(975)
Trust Preferred Securities II	(1,014)	(1,014)	—
Other deductions	(2,922)	(2,922)	(2,922)
Adjusted common equity	15,923	16,300	15,206
Total risk-weighted assets	289,833	279,148	286,805
Adjusted common equity ratio	5.49%	5.84%	5.30%

Wealth Management capital adequacy position

The National conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The majority of the National’s Wealth Management entities are separately regulated and need to meet capital adequacy and solvency standards of APRA and equivalent non-Australian regulators. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are two entities within the Wealth Management group with credit ratings, MLC Lifetime Company Limited and MLC Ltd, both of which have the same Standard and Poor’s long-term credit rating as the National (AA-).

The National also seeks to efficiently manage the capital base of the Wealth Management group and targets conservative levels of financial leverage to enhance shareholder value. The National targets an overall gearing ratio (debt to debt plus equity) for the Wealth Management group of 20% to 25%, which is consistent with a AA- credit rating. Equity for the purposes of this calculation represents the value of the National’s investment in Wealth Management plus subordinated hybrid instruments qualifying for equity credit for rating agency purposes (up to a maximum of 15% of total equity). Currently there are no such instruments on issue. As at 30 September 2005, the Wealth Management gearing ratio was 17% (31 March 2005: 17%, 30 September 2004: 16%) and interest cover was 12.7 times (31 March 2005: 10.8 times, 30 September 2004:  8.5 times).

The total deduction from the Group’s capital position in respect of Wealth Management entities at 30 September 2005 was $6,169 million (31 March 2005: $5,675 million, 30 September 2004: $5,719 million). The reconciliation between the market value of NAFiM subsidiaries and Wealth Management capital deduction is outlined below.

	As at
	30 Sep 05	31 Mar 05	30 Sep 04
	$m	$m	$m
Reconciliation of market value of NAFiM subsidiaries to Wealth Management deduction from capital
NAFiM subsidiaries market value	7,058	6,590	6,509
Adjusted for:
Net liabilities of NAFiM not in the mark to market valuation environment	(290)	(236)	(96)
Net assets of other Wealth Management entities not in the NAFiM group	45	42	48
Debt from the National used to fund acquisition of existing Europe and NZ businesses on 1 January 2002	(452)	(472)	(489)
Market value uplift in NAFiM upon introduction of AASB 1038 in the year to September 2000	(217)	(217)	(217)
Cumulative tax on revaluation profit and other adjustments	25	(32)	(36)
Total Wealth Management deduction from capital	6,169	5,675	5,719

Represented by:
Wealth Management deductions from tier 1 capital
Intangible assets	2,448	2,448	2,448
Deconsolidation of Wealth Management profits (net of dividends)	799	305	349
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	2,922	2,922	2,922
Total Wealth Management deduction from capital	6,169	5,675	5,719

For the purposes of determining the market valuation of NAFiM subsidiaries of $7,058 million, internal debt from the National of $452 million is eliminated. This debt relates to an internal restructure undertaken by the National in 2002.

On 1 January 2002, the life and insurance businesses of Bank of New Zealand and National Australia Group Europe were sold to NAFiM subsidiaries as part of an internal restructure for a total consideration of $677 million, representing the market value at that time. Wealth Management funded the consideration for these entities with debt from the National. Of the total debt outstanding, $452 million is included within the balance sheet of NAFiM subsidiaries in New Zealand and Europe. Using exchange rates as at the date of the transaction, this debt amounts to $494 million and corresponds to the gain on sale arising within the banking entities concerned. The balance of the transaction debt is included within NAFiM’s own balance sheet and is outside of the mark to market valuation environment.

The capital position of the National’s banking and Wealth Management entities are separately regulated and assessed. In accordance with this approach, the profit on sale of $494 million arising in the banking entities concerned is recorded as Tier 1 capital of the National.

Detailed Financial Information - Note 18: Reconciliation of Number of Shares

18. RECONCILIATION OF NUMBER OF SHARES

	Year to
	Sep 05	Sep 04
	No. ’000	No. ’000
Ordinary shares, fully paid
Balance at beginning of period	1,550,784	1,503,956
Shares issued
Dividend reinvestment plan	6,916	21,206
Bonus share plan	4,562	3,364
Underwriting of dividend reinvestment plan	—	22,959
Staff share ownership plan	894	803
Staff share allocation plan	529	1,620
Executive option plan no. 2	1,795	2,225
Exchangeable capital units converted	1,611	7
Paying up of partly paid shares	97	116
Shares bought back	—	(5,472)
	1,567,188	1,550,784
Ordinary shares, partly paid to 25 cents
Balance at beginning of period	563	679
Paying up of partly paid shares	(97)	(116)
	466	563
Total number of ordinary shares on issue at end of period	1,567,654	1,551,347

	Half Year to
	Sep 05	Mar 05
	No. ’000	No. ’000
Ordinary shares, fully paid
Balance at beginning of period	1,558,324	1,550,784
Shares issued
Dividend reinvestment plan	3,233	3,683
Bonus share plan	1,938	2,624
Underwriting of dividend reinvestment plan	—	—
Staff share ownership plan	286	608
Staff share allocation plan	529	—
Executive option plan no. 2	1,199	596
Exchangeable capital units converted	1,609	2
Paying up of partly paid shares	70	27
Shares bought back	—	—
	1,567,188	1,558,324
Ordinary shares, partly paid to 25 cents
Balance at beginning of period	536	563
Paying up of partly paid shares	(70)	(27)
	466	536
Total number of ordinary shares on issue at end of period	1,567,654	1,558,860

Detailed Financial Information - Note 19: Cash Earnings per Share

19. CASH EARNINGS PER SHARE

	Year to
	Sep 05		Sep 04
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	3,310	3,310	3,461	3,461
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	106	—	112
Adjusted cash earnings before significant items	3,310	3,416	3,461	3,573
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,559,118	1,559,118	1,515,270	1,515,270
Potential dilutive ordinary shares
Performance options and performance rights	—	1,876	—	711
Partly paid ordinary shares	—	321	—	375
Exchangeable capital units	—	64,911	—	65,454
Total weighted average ordinary shares	1,559,118	1,626,226	1,515,270	1,581,810
Cash earnings before significant items per share (cents)	212.3	210.1	228.5	226.0

	Half Year to
	Sep 05		Mar 05
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	1,692	1,692	1,618	1,618
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	53	—	53
Adjusted cash earnings before significant items	1,692	1,745	1,618	1,671
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,562,509	1,562,509	1,555,388	1,555,388
Potential dilutive weighted average ordinary shares
Performance options and performance rights	—	2,199	—	784
Partly paid ordinary shares	—	326	—	361
Exchangeable capital units	—	64,374	—	65,452
Total weighted average ordinary shares	1,562,509	1,629,408	1,555,388	1,621,985
Cash earnings before significant items per share (cents)	108.3	107.1	104.0	103.0

(1)       The weighted average diluted number of ordinary shares includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)       Refer to page 4 for a reconciliation of cash earnings before significant items to Group net profit.

Detailed Financial Information - Note 20: Geographic Performance Summary

20. GEOGRAPHIC PERFORMANCE SUMMARY

The following table sets out the Group’s results from a pure geographic split (ie. based on the region in which the entity that booked the transactions is located). These geographic results are different from the Divisional management reporting structure due to the separate reporting of Asia and the geographic breakdown of Institutional Markets & Services and Other.

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 05	Sep 04	Sep 04
	$m	$m	%	$m	$m	%
Cash earnings
Australia
Banking	910	951	(4.3)	1,861	1,993	(6.6)
Wealth Management (ex Asia)	204	177	15.3	381	302	26.2
Institutional Markets & Services	150	113	32.7	263	265	(0.8)
Other (Group Funding & Corporate Centre)	(172)	(162)	(6.2)	(334)	(296)	(12.8)
Total Australia Region	1,092	1,079	1.2	2,171	2,264	(4.1)
Europe (UK & Ireland)
Banking	215	266	(19.2)	481	594	(19.0)
Wealth Management	14	31	(54.8)	45	17	large
Institutional Markets & Services	60	104	(42.3)	164	112	46.4
Other (Group Funding & Corporate Centre)	52	20	large	72	(2)	large
Total Europe Region	341	421	(19.0)	762	721	5.7
New Zealand
Banking	160	159	0.6	319	296	7.8
Wealth Management	8	4	large	12	11	9.1
Institutional Markets & Services	73	59	23.7	132	134	(1.5)
Other (Group Funding & Corporate Centre)	5	1	large	6	(9)	large
Total New Zealand Region	246	223	10.3	469	432	8.6
United States
Institutional Markets & Services	9	21	(57.1)	30	22	36.4
Other (Group Funding & Corporate Centre)	57	41	39.0	98	139	(29.5)
Total United States Region	66	62	6.5	128	161	(20.5)
Asia
Wealth Management	16	17	(5.9)	33	18	83.3
Institutional Markets & Services	13	11	18.2	24	25	(4.0)
Other (Group Funding & Corporate Centre)	27	(100)	large	(73)	27	large
Total Asia Region	56	(72)	large	(16)	70	large
Cash earnings before significant items and distributions	1,801	1,713	5.1	3,514	3,648	(3.7)

Refer to the Divisional Performance Summary on page 4 for a reconciliation of cash earnings before significant items and distributions to net profit.

Detailed Financial Information - Note 21: Risk Management

21. RISK MANAGEMENT

Market risk

The management of market risk has been discussed in detail in the Group’s annual financial report 2004, at Risk Management and Note 45 Derivative Financial Instruments and will be updated in the 2005 annual financial report. Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for the Group’s trading portfolios, including both physical and derivative positions. The figures reflect the potential losses across products and regions in which the Group operates.

	Average value		Minimum value		Maximum value
	Year to		Year to (1)		Year to (1)
	Sep 05	Sep 04	Sep 05	Sep 04	Sep 05	Sep 04
	$m	$m	$m	$m	$m	$m
Value at risk at 99% confidence level
Foreign exchange risk	3	7	1	1	7	39
Interest rate risk	13	13	9	7	18	21
Volatility risk	1	5	1	1	3	20
Commodities risk	—	1	—	—	1	2
Credit risk (2)	—	—	—	—	1	—
Diversification benefit	(3)	(6)	n/a	n/a	n/a	n/a
Total	14	20	11	9	20	55

	Average value		Minimum value		Maximum value
	Half Year to		Half Year to (1)		Half Year to (1)
	Sep 05	Mar 05	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	$m	$m	$m
Value at risk at 99% confidence level
Foreign exchange risk	2	3	1	1	6	7
Interest rate risk	13	14	10	9	17	18
Volatility risk	1	1	1	1	3	1
Commodities risk	—	—	—	—	—	1
Credit risk (2)	1	—	—	—	1	—
Diversification benefit	(3)	(3)	n/a	n/a	n/a	n/a
Total	14	15	11	11	18	20

(1)       Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk. The individual risk categories do not sum up to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

(2)       As of 1st June 2005 Market Risk included Credit VaR as part of the internal Model calculation.

VaR is a statistically based loss estimate. The VaR produced in this report is calculated by revaluing trading portfolios using 517 one day holding period scenarios (reflecting 2 years of recent market history). The results from these scenarios are ranked to identify the 99th percentile loss.

Balance sheet risk

a) Structural interest rate risk

The table below presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities. Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the year ending September 30, 2006 of an immediate 1% parallel movement in interest rates across the whole yield curve.

	Forecast effect on net income 2006 (1)		Forecast effect on net income 2005 (2)
	Rates	Rates	Rates	Rates
	1% up	1% down	1% up	1% down
	$m	$m	$m	$m
Australian operations	42	(42)	50	(50)
Non-Australian operations	10	(10)	43	(44)

(1)       Represents the forecast effect on net interest income for the year ending September 30, 2006 as calculated by the EaR Measure introduced during the year.

(2)       Represents the forecast effect on net interest income (as at September 30, 2004) for the year ending September 30, 2005.

b) Structural foreign exchange rate risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks. This will be updated in the 2005 annual financial report.

Liquidity risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks. This will be updated in the 2005 annual financial report.

Operational, credit & country risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks. This will be updated in the 2005 annual financial report.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group. It includes trading and other than trading contracts.

	As at 30 Sep 05			As at 30 Sep 04
	Notional	Credit	Fair	Notional	Credit	Fair
	principal	equivalent	value	principal	equivalent	value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts	338,608	7,448	(526)	299,331	6,796	(509)
Cross currency swaps	160,016	11,939	(1,024)	117,173	8,252	284
Futures	58	—	—	156	—	—
Options	38,414	715	(15)	348,056	2,711	(190)
	537,096	20,102	(1,565)	764,716	17,759	(415)
Interest rate-related contracts
Forward rate agreements	117,273	19	3	117,048	37	(5)
Swaps	830,429	10,348	302	706,667	10,846	110
Futures	320,503	—	—	217,995	—	14
Options	108,947	535	51	81,857	404	72
	1,377,152	10,902	356	1,123,567	11,287	191
Other contracts	25,585	2,196	74	18,398	1,713	24
Total derivative financial instruments	1,939,833	33,200	(1,135)	1,906,681	30,759	(200)
Deduct : Non consolidated controlled entities	3,207	32	28	3,519	78	43
Total derivative financial instruments reported for capital adequacy	1,936,626	33,168	(1,163)	1,903,162	30,681	(243)

Detailed Financial Information – Note 22: Transition to Australian Equivalents of IFRS

22. TRANSITION TO AUSTRALIAN EQUIVALENTS OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The Group is required to adopt these standards for the financial year commencing October 1, 2005 and they will be first reflected in the Group’s financial statements for the half-year ending March 31, 2006.  Comparative financial information prepared in compliance with AIFRS is required for the financial year commencing October 1, 2004. Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 4 “Insurance Contracts” (AASB 4).

A program board is monitoring the Group’s AIFRS implementation. Dedicated work streams evaluated the impact of specific accounting standards and managed the necessary changes to processes and systems. These changes are now substantially complete. AIFRS financial information has been collected during the financial year ended September 30, 2005.

AIFRS frequently require application of fair value measurement techniques. This will potentially introduce greater volatility to the Group’s reported financial performance. The adoption of these standards has a material effect on the Group’s reported financial position, however, the underlying economics of the business will not change.

Two types of adjustments arise from the transition to AIFRS:

•                  those concerning recognition and measurement of items in the financial statements; and

•                  those concerning presentation and disclosure of items in the financial statements.

Recognition and measurement adjustments that arise as a result of the transition process are recognised in either retained earnings or an appropriate equity reserve at the date of transition. They will affect reported profit or equity for periods after that date.

Presentation and disclosure adjustments do not impact total equity or retained earnings, other than a reclassification of outside equity interests from equity to liabilities.

The transition to AIFRS changes a number of the Group’s accounting policies. Based on AIFRS as currently issued, the areas of most significant impact and the transitional adjustments arising from application of AIFRS are summarised below. These adjustments are our best estimates at reporting date and are subject to change.

There are future changes expected to AIFRS that the Group will need to address, including Phase II of the IASB’s insurance project. The Group continues to monitor these and other developments, including emerging industry practice, additional guidance relating to application of AIFRS and interpretations subject to international debate. These developments may require future changes to Group accounting policy. These changes may be reflected in the Group’s March 31, 2006 financial report, or a later financial report as appropriate.

The quantified impacts of the application of relevant AIFRS on total equity and profit as discussed below have been presented in tables at the end of this note. All adjustments have been presented on a pre-tax basis. Issues arising from AIFRS standards applicable from October 1, 2004 have been segregated from those arising from standards applicable from October 1, 2005.

Transitional adjustments as at October 1, 2004

(a) Defined benefit pension plans

AIFRS requires defined benefit pension and superannuation plan surpluses and deficits to be recognised on the balance sheet. Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

The transitional adjustments in accordance with AASB 119 “Employee Benefits” (AASB 119), for each of the Group’s material pension and superannuation plans have been, in the case of Australia and New Zealand, calculated based upon a roll forward of the last triennial actuarial valuations performed between 2002 and 2003. For the European funds (including those relating to the Irish Banks), the transitional adjustments have been based upon triennial actuarial valuations undertaken as at September 30, 2004.

The Group has recognised a defined benefit pension liability at October 1, 2004 of $1,280 million relating to the Group’s European pension plans. A defined benefit pension asset of $130 million has been recognised relating to the Group’s New Zealand and Australian pension plans.  Additionally, the net prepaid pension cost asset recognised under Australian GAAP of $578 million, predominantly in respect of the Yorkshire Bank and

Bank of New Zealand pension and superannuation plans, is derecognised upon transition to AIFRS at October 1, 2004.

In total, the decrease to retained earnings at October 1, 2004 is $1,728 million. The value of the net defined benefit pension liability for financial reporting purposes does not impact the assessment of funding requirements for the plans.

AASB 119 was amended in December 2004 to permit the application of three options for the recognition of ongoing actuarial gains and losses related to defined benefit pension and superannuation plans. In respect of ongoing actuarial gains and losses, the standard now permits: full and immediate recognition through the income statement; deferred recognition through the income statement (corridor approach); or full and immediate recognition directly through retained earnings.

The Group has determined that it will recognise full actuarial gains and losses directly in retained earnings.  While the choice of option will impact the income statement subsequent to transition, it does not impact the calculation of the transitional adjustment. The amendment does not impact other components of pension expense, which will continue to be recognised in the income statement.

For the AIFRS comparative year ended September 30, 2005 the expense calculated in accordance with AASB 119 was $36 million less than had been recorded under Australian GAAP.

Additionally, there was an actuarial loss of $68 million, resulting in a decrease in retained earnings and an increase in the net accounting deficit recognised in respect of defined benefit pension plans.

The Irish Banks were sold on February 28, 2005. The net profit on sale of the Irish Banks reported as a significant item under Australian GAAP in the year ended September 30, 2005 was $1,043 million. For the AIFRS comparative year ended September 30, 2005 the net profit on sale of the Irish Banks was $1,313 million, an increase of $270 million. The increase is largely due to the impact of recognising the defined benefit pension liabilities in respect of the Irish Banks at October 1, 2004.

(b) Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements will no longer be recognised in the Group’s income statement.

Broadly, EMVONA represents:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS. Under AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), EMVONA will be partially replaced by acquired goodwill of $4,094 million and other items, including intangible assets relating to past acquisitions, of $73 million. The net decrease in retained earnings is $738 million.

Under AASB 1, the goodwill recognised does not include any notional amortisation from the date of acquisition until AIFRS transition. On an ongoing basis the goodwill will be subject to an annual impairment test. The other intangible assets recognised (management agreements), will be amortised over a period equivalent to their useful life and will be reviewed for any indication of impairment at each reporting date.

During the AIFRS comparative year ended September 30, 2005 revaluation uplift in EMVONA of $335 million was recognised under Australian GAAP. This amount has been reversed in the AIFRS comparative income statement. Additionally, $47 million relating to foreign exchange movements arising upon consolidation of Wealth Management’s life insurance foreign subsidiaries has been reversed to the foreign currency translation reserve.

(c) Consolidation of special purpose entities

As at October 1, 2004 the AIFRS consolidation rules require the Group to consolidate all securitisation special purpose entities that were not previously consolidated under Australian GAAP. The consolidation rules impact both existing and new securitisation arrangements involving the Group’s assets and those of its customers. Special purpose entities require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

The opening adjustment as at October 1, 2004 is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity. During the AIFRS comparative year ended September 30, 2005 the impact on profit before tax arising from the consolidation of these entities is immaterial.

As a consequence of the impact of AIFRS, during the year ended September 30, 2005 the Group commenced making structural changes to special purpose entities involved in certain securitisation programs. For AIFRS reporting purposes, these changes allowed deconsolidation of one of the entities as at April 1, 2005. Two more entities were deconsolidated as at October 1, 2005.

(d) Taxation

AASB 112 “Income Taxes” (AASB 112), requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. This method identifies a broader range of differences than those that arise currently under Australian GAAP.

At October 1, 2004 the application of AASB 112 resulted in adjustments including an increase in deferred tax assets of $449 million and a decrease in deferred tax liabilities of $81 million. These adjustments have increased retained earnings by $558 million and decreased the asset revaluation reserve by $38 million.  These adjustments arise mainly from the tax impacts of the AIFRS transitional adjustments arising as at October 1, 2004.

During the AIFRS comparative year ended September 30, 2005 the income tax expense was $10 million less than that recognised under Australian GAAP.

(e) Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued. The fair value of performance options and performance rights is calculated using an appropriate valuation technique, based upon an arm’s length transaction between knowledgeable, willing parties. The fair value of shares issued under the staff share schemes is determined by reference to the market price.

The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis. The fair value of shares issued under the staff share schemes will be recognised as an expense when issued.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002. The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options and performance rights granted from November 7, 2002 that remain unvested at January 1, 2005.

The opening transitional adjustment as at October 1, 2004 is an increase in the executive share option reserve of $34 million, with a corresponding decrease in retained earnings.

For the AIFRS comparative year ended September 30, 2005 the expense for share based payments is $66 million, representing:

•                  $21 million expense in respect of shares issued under the staff share schemes, with a corresponding increase in contributed equity; and

•                  $45 million expense in respect of performance options and performance rights vesting through the financial year, with a corresponding increase in the executive share option reserve.

(f) Goodwill, intangible assets and impairment

Upon transition to AIFRS goodwill will no longer be amortised. Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that its carrying amount does not exceed its recoverable amount. If an impairment loss is identified, it will be recognised immediately in the income statement. No impairment of goodwill was identified at October 1, 2004.

During the AIFRS comparative year ended September 30, 2005 goodwill amortisation of $97 million was recognised under Australian GAAP. This amount has been reversed in the AIFRS comparative income statement. No impairment of goodwill was identified for the AIFRS comparative year.

Intangible assets other than goodwill will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives.

(g) Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004 resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR. The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arose after October 1, 2004. The impact on the FCTR of the sale of the Irish Banks on February 28, 2005 was immaterial.

(h) Wealth Management investment business – revenue and expense recognition

Under Australian GAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, are deferred and subsequently recognised in the income statement over the average life of the contracts. Under AIFRS, initial commission revenue will be recognised at the inception of the contract. Similarly, costs will be recognised and expensed as they are incurred.

The AIFRS adjustment as at October 1, 2004 is in respect of contracts issued by entities other than life insurance entities and represents a write off of the cumulative deferred acquisition costs asset of $100 million to retained earnings.

During the AIFRS comparative year ended September 30, 2005 the increase in the deferred acquisition costs asset recognised under Australian GAAP of $12 million has been reversed in the AIFRS comparative income statement.

(i) Treasury shares

Under Australian GAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds are recognised within investments relating to life insurance business in the balance sheet at market value. On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital. The opening adjustment at October 1, 2004 is:

•                  a decrease of $551 million in investments relating to life insurance business, being the market value of the investments;

•                  a decrease of $645 million in contributed equity, being the cost of the investments; and

•                  an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

During the AIFRS comparative year ended September 30, 2005 realised and unrealised gains and losses and dividend income totalling $167 million relating to treasury shares were recognised in the income statement under Australian GAAP. For the purposes of the AIFRS comparative income statement these amounts are reversed. The required adjustments are:

•                  a decrease of $164 million in investments relating to life insurance business;

•                  a decrease of $7 million in contributed equity;

•                  a decrease of $167 million in profit before tax; and

•                  an increase of $10 million in retained earnings, being dividend income earned during the year less realised losses.

At the consolidated Group level, these adjustments remove the treasury share asset from the balance sheet along with any corresponding income statement movement. However, the corresponding insurance contract liabilities and related income statement movement in the value of those liabilities, remains upon consolidation. This accounting mismatch results in the movements in treasury share assets impacting net profit.

(j) Asset revaluation reserve

Under Australian GAAP, the Group carries all land and buildings at fair value. Valuation increments and decrements are offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve. In contrast, AASB 116 “Property, Plant and Equipment”, requires that valuation increments and decrements are accounted for on an asset by asset basis.

Upon transition to AIFRS, the Group will continue to carry all land and buildings at fair value. The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset by asset basis. At October 1, 2004 the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

During the AIFRS comparative year ended September 30, 2005 $56 million has been transferred from the asset revaluation reserve to retained earnings. The majority of this amount reflects the additional revaluation amounts recognised at October 1, 2004 in respect of the Irish Banks, which are released to retained earnings upon sale of the Irish Banks on February 28, 2005.

Transitional adjustments as at October 1, 2005

The following transitional adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005.

(k) Recognition of derivative financial instruments and hedging

Under AIFRS, the Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument will be recognised directly in the income statement. Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve. This amount will then be transferred to the income statement at the time the hedged item affects the income statement. Hedge ineffectiveness is recognised in the income statement immediately.

It should be noted that the underlying economics and risks of the Group will not change. The change in hedge accounting requirements affects only the manner by which the Group will account for the way it mitigates its interest rate, foreign currency and credit risk. Under AIFRS, the Group will use a combination of approaches with a predominance of cash flow hedge accounting to minimise income statement volatility attributable to the fair value movements of derivatives. As a consequence, this will create volatility in the balance of the cash flow hedge reserve within equity.

All hedging arrangements are subject to rigorous effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement. This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management activities, the treatment of trading derivatives is not expected to be affected by hedge accounting. In certain circumstances, derivatives currently accounted for within a hedging relationship under Australian GAAP have been reclassified to trading derivatives upon transition to AIFRS.

In some situations, the Group will either be unable to achieve hedge accounting or it will not be the most appropriate approach. Where this is the case, the Group will in certain circumstances seek to minimise the impact of the fair value measurement requirements by designating both the item that is subject to an economic hedge and the accompanying derivative instrument as at “fair value through profit and loss”.  Both the underlying item and the derivative instrument are recognised at fair value in the balance sheet and movements in fair values are recognised immediately in the income statement. The effect of this is to reflect the economic substance of the transaction and reduce income statement volatility.

At October 1, 2005 the Group will recognise the following adjustments attributable to derivative financial instruments and hedging:

•                  initial recognition of non hedging derivatives at fair value will increase assets by $389 million and increase liabilities by $581 million. The corresponding decrease in retained earnings is $192 million.

•                  initial recognition of derivatives designated within a fair value hedge relationship will increase assets by $323 million and decrease liabilities by $13 million. The corresponding increase in retained earnings is $336 million.

•                  where the Group has designated a financial asset or liability within a fair value hedge, an adjustment is required to remeasure those assets or liabilities at fair value. A decrease in assets of $118 million and an increase in liabilities of $235 million arises. The corresponding decrease in retained earnings is $353 million.

•                  initial recognition of derivatives designated within a cash flow hedge relationship will decrease assets by $40 million and decrease liabilities by $28 million. The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million.

•                  where the Group has designated a financial asset or liability as at “fair value through profit and loss” an adjustment is required to remeasure those assets or liabilities at fair value. An increase in assets of $282 million (net of an amount of approximately $100 million reclassified from the provision for doubtful debts) and an increase in liabilities of $29 million arises. The corresponding increase in retained earnings is $353 million.

(l) Loan loss provisioning

Under AIFRS, the Group will recognise loan impairment (currently referred to as provision for doubtful debts) when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it. Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

Significant loans are individually assessed for impairment. Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles. Objective evidence of impairment will be based on historical experience for such portfolios, adjusted to reflect the effects of current conditions at each balance date.

The transitional adjustment at October 1, 2005 is a decrease in the total provision for doubtful debts of approximately $350 million with a corresponding increase in retained earnings. In addition there is an amount of approximately $100 million that will be allocated against financial assets carried at fair value due to the reclassification of certain loans within the Group. This latter item is a reclassification only and does not impact shareholders’ equity.

These adjustments may be subject to change given ongoing developments in industry interpretation and practice relating to loan loss provisioning under AIFRS.

(m) Revenue recognition – effective yield

Under Australian GAAP loan origination and other fee revenue is either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan. Under AIFRS a greater volume of fees will be deferred and amortised over the expected life of the respective loans. Revenue that is deferred must be amortised on an effective interest rate basis. AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At October 1, 2005 assets will decrease by $371 million to re-recognise fee revenue and costs previously recorded in the income statement. The corresponding entry is a decrease to retained earnings.

(n) Valuation of financial instruments using bid and offer prices

AASB 139 requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Currently, all financial instruments of the Group measured at fair value and transacted in an active market are valued at the mid price. Under AASB 139 it is acceptable to continue to use the mid price where there is an offsetting market risk position. Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At October 1, 2005 the Group will adjust the carrying value of financial assets and liabilities to value them on a bid or offer basis where required under AIFRS. This results in the recognition of a liability of $16 million with a corresponding decrease in retained earnings.

(o) Classification of hybrid financial instruments

AIFRS requires the debt and equity elements of hybrid financial instruments to be separately recognised and accounted for.

The Group has on issue Exchangeable capital units currently classified as a liability. Under AIFRS these instruments are a compound financial instrument and the equity component will be reclassified to contributed equity. This will result in a net increase in contributed equity of $103 million. In addition a net adjustment has been made to the remaining liability to reflect the impact of both the initial discount and subsequent accretion from the date of issuance up to October 1, 2005.

In addition, recent International Accounting Standards Board discussions relating to an International Financial Reporting Interpretations Committee interpretation, may change the accounting treatment of other hybrid debt instruments the Group has on issue.  The Group is assessing the potential impact of this decision.

(p) Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet. Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At October 1, 2005 this will result in the Group re-recognising $60 million of customer related financial liabilities on the balance sheet with a corresponding decrease in retained earnings.

(q) Insurance contracts – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments. For non-insurance contracts which will be accounted for as financial instruments, acquisition costs are currently deferred and subsequently recognised in the income statement under Australian GAAP. In contrast, under AIFRS costs will be recognised and expensed as they are incurred.

The AIFRS adjustment as at October 1, 2005 represents a write off of the cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $378 million to retained earnings.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach.  On transition to AIFRS, the actuarial calculation of policyholder liabilities will be based on discount rates different to that currently used under Australian GAAP. At October

1, 2005 this will decrease policyholder liabilities by $17 million with a corresponding increase in retained earnings.

(r) Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies will no longer be defined as equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities. As at October 1, 2005, this will result in an increase in liabilities and a corresponding decrease in equity of $6,224 million.

(s) Taxation

The tax impacts of the transitional adjustments arising as at October 1 2005 include an increase in deferred tax assets of $98 million and an increase in deferred tax liabilities of $119 million. The corresponding impacts on equity are an adjustment to cash flow hedge reserve of $3 million and a decrease in retained earnings of $24 million.

Format of financial statements

In addition to the transitional adjustments detailed above, which will impact the measurement and recognition of certain items, the adoption of AIFRS will introduce a number of changes to the format of the income statement, balance sheet and other financial statement disclosures. In general, these changes introduce more detail rather than less to the required disclosures.

Capital implications

The Australian Prudential Regulation Authority (APRA) released a discussion paper in February 2005, outlining its proposed approach to calculation of regulatory capital following the adoption of AIFRS. Several of the transitional adjustments detailed above affect the calculation of the Group’s regulatory capital and are affected by APRA’s proposed approach. The Group is working with APRA and the Australian banking industry to ensure these implications are fully understood. APRA have yet to release their final pronouncements in this regard.

It is important to note that APRA’s proposals will not take effect until July 1, 2006 and the calculation of regulatory capital will remain unchanged until then.

Reconciliation of total equity as at October 1, 2004

	Note	Group
		$m
Total equity as reported under Australian GAAP as at September		29,766
AIFRS October 1, 2004 adjustments to total equity:
Impacts on retained earnings
Recognition of defined benefit pension liability	(a)	(1,280)
Recognition of defined benefit pension asset	(a)	130
Derecognition of net prepaid pension asset	(a)	(578)
Derecognition of EMVONA	(b)	(738)
Transfer to executive share option reserve	(e)	(34)
Transfer from foreign currency translation reserve	(g)	166
Revenue and expense recognition - investment contracts	(h)	(100)
Reversal of market value decrement on treasury shares	(i)	94
Transfer to asset revaluation reserve	(j)	(150)
Other		(144)
Tax effect of transitional adjustments and application of tax effect accounting	(d)	558
Impacts on contributed equity
Derecognition of treasury shares	(i)	(645)
Impacts on reserves
Transfer from retained earnings to executive share option reserve	(e)	34
Transfer from foreign currency translation reserve to retained earnings	(g)	(166)
Increase to asset revaluation reserve (gross amount is $150 million)	(j)	112
Total adjustments to equity as at October 1, 2004		(2,741)
Total equity measured under AIFRS as at October 1, 2004		27,025

Reconciliation of net profit for the year ended September 30, 2005

	Note	Group
		$m
Net profit as reported under Australian GAAP for the year ended		4,132
AIFRS adjustments to net profit:
Adjustment to defined benefit pension expense	(a)	36
Reversal of revaluation movements relating to life insurance entities (EMVONA)	(b)	(335)
Share-based payments expense	(e)	(66)
Reversal of goodwill amortisation	(f)	97
Revenue and expense recognition – investment contracts	(h)	(12)
Reversal of realised and unrealised gains and dividend income on treasury shares	(i)	(167)
Other		24
Tax effect of above adjustments	(d)	10
Adjustment to net profit before significant items		(413)
Adjustment to significant item relating to the sale of the Irish Banks	(a)	270
Total AIFRS adjustment to net profit		(143)
Net profit measured under AIFRS for the year ended September 30,		3,989

Reconciliation of total equity as at September 30, 2005

	Note	Group
		$m
Total equity as reported under Australian GAAP as at September		34,280
Total adjustments to equity as at October 1, 2004 – reconciled		(2,741)
AIFRS adjustments to net profit for the year ended September		(143)
AIFRS adjustments to equity for the year ended September 30, 2005:
Impact on retained earnings
Actuarial movements on defined benefit pension plans	(a)	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	(i)	10
Transfer from asset revaluation reserve		56
Impact on contributed equity
Recognition of share-based payments	(e)	21
Derecognition of treasury shares	(i)	(7)
Impact on reserves
Adjustment to executive share option reserve	(e)	45
Adjustment to foreign currency translation reserve	(b)	(47)
Adjustment to asset revaluation reserve (gross amount is $56 million)	(j)	(42)
Total equity measured under AIFRS as at September 30, 2005		31,364

Reconciliation of total equity as at October 1, 2005

	Note	Group
		$m
Total equity as measured under AIFRS as at September 30, 2005		31,364
AIFRS October 1, 2005 adjustments to total equity:
Impact on retained earnings
Recognition of non hedging derivatives	(k)	(192)
Recognition of fair value hedging derivatives	(k)	336
Fair value hedge adjustment to underlying hedged items	(k)	(353)
Adjustment to assets and liabilities recorded at “fair value through profit and	(k)	353
Loan loss provisioning	(l)	350
Revenue recognition – effective yield	(m)	(371)
Valuation of financial instruments at bid and offer price	(n)	(16)
Recognition of discount upon reclassification of financial liabilities	(o)	(81)
Rerecognition of customer related liabilities	(p)	(60)
Derecognition of deferred acquisition costs – life insurance contracts	(q)	(378)
Adjustment to policyholder liabilities due to changes in discount rates	(q)	17
Other		(38)
Tax effect of above transitional adjustments	(s)	(24)
Impact on contributed equity
Reclassification of hybrid instruments (1)	(o)	103
Impact on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve (gross amount is $6 million)	(k)	(3)
Reclassification of outside equity interest to liabilities	(r)	(6,224)
Total adjustments to equity as at October 1, 2005		(6,581)
Total equity measured under AIFRS as at October 1, 2005		24,783

(1)          As a consequence of decisions of the International Accounting Standards Board, further reclassifications are possible.

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit
Less:
Outside equity interest
Distributions
Revaluation profit/(loss) after tax
Add:
Goodwill amortisation
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Outside equity interest - this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Distributions – this reflects payments to holders of National Income Securities, Trust units and Trust Preferred Securities, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation profit/(loss) – relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the balance sheet in accordance with Australian Accounting Standards. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result. It is separately identified and discussed in detail. Management further wish to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

•                  Goodwill amortisation - relates to the straight-line method of amortising goodwill (an intangible asset recorded on the balance sheet) in accordance with Australian Accounting Standards. Financial statement users generally do not regard goodwill amortisation expense as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items (and net profit before significant items)

Under Australian Accounting Standard AASB 1018(5.4) “when a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report”.

The Group has identified such items as ‘significant items’ on its Performance Summaries.

Management believe that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking divisions is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Goodwill amortisation
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue
Less:
Interest expense
Life insurance income
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, National’s does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

ALPHABETICAL INDEX

Asset Quality	17 & 87
Australia Results	26
Australian Banking	28
Average Balance Sheet & Related Interest	70
Capital	23 & 94
Cash Earnings Per Share	98
Cost to Income Ratio	7
Deposits & Other Borrowings	78
Detailed Financial Information	57
Diluted Cash Earnings Per Share	98
Divisional Performance Summary	4
Doubtful Debts	86
Exchange Rates	92
Full Time Equivalent Employees	85
Geographic Performance Summary	99
Group Key Performance Measures	7
Group Performance Summary	5
Income Tax Expense	19 & 89
Institutional Markets & Services	50
International Financial Reporting Standards (Transition to Australian Equivalents of)	102
Investment Earnings on Shareholders Retained Profits & Capital of Life Businesses	14
Irish Banks Reconciliation	64
Loans & Advances	75
Net Interest Income	12 & 67
Net Interest Margins & Spreads	68
Net Life Insurance Income	80
Net Operating Income Before Tax	12
New Zealand Results	47
Non-GAAP financial measures	111
Operating Expenses	83
Other (incl. Group Funding & Corporate Centre)	55
Other Operating Income	81
Overview	9
Performance Summary by Division	58
Performance Summary for Total Banking	62
Performance Summary for Total Banking excluding Irish Banks	63
Profitability	12
Reconciliation of Number of Shares	97
Reporting Format	2
Return on Assets	7
Return on Equity	7
Revenue	81
Risk Management	100
Risk-weighted Assets	94
Significant Items	20 & 91
Summary of Financial Position	6
UK Results	40
Wealth Management Australia	31

www.nabgroup.com ©2005 National Australia Bank Limited ABN 12 004 044 937 26326 (10/05)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan
Garry F Nolan
Date: 9 November 2005	Title: Company Secretary